GENTHERM

Notice of 2026
Annual Meeting
of Shareholders

May 14th, 2026

Proxy
Statement

April 1, 2026

Dear Gentherm Shareholders:

On behalf of the Board of Directors, I invite you to attend the 2026 annual meeting of shareholders on Thursday, May 14, 2026, at 8:30 a.m., Eastern Daylight Time. The annual meeting will be held in a virtual-only format to provide broad access for shareholders and employees. We encourage you to submit your proxy vote in advance of the meeting by following the instructions on the accompanying proxy card.

In 2025, the Board delivered on its commitment to a seamless leadership transition with its planned succession welcoming Bill Presley as the new President, CEO and Board Director, and Jon Douyard as the new Executive Vice President, Chief Financial Officer and Treasurer. Bill and Jon hit the ground running within the organization and beyond through a concerted effort with external stakeholders.

One of the Board's most important responsibilities is to oversee the development and execution of the Company's long-term strategy, and during 2025, we were highly engaged in the refinement of the corporate strategy. Throughout the year, the Board played a role in reviewing strategic plans, assessing capital allocation priorities, and evaluating major business development opportunities, including mergers and acquisitions. We unanimously support the Company's long-term strategy and acquisition of Modine Performance Technologies. We believe this will position the Company as a truly differentiated supplier with a stronger product portfolio, broader end-market diversification, and an enhanced platform for profitable growth. The transaction is expected to close by the end of 2026. We will continue to work closely with management to drive the Company's success on its transformational growth journey.

On behalf of the Board and Gentherm's global team, thank you for your continued investment and support of Gentherm. We respectfully request you to vote in accordance with our recommendations at the 2026 annual meeting.

Sincerely,

Ron Hundzinski
Chair, Gentherm Board of Directors

GENTHERM
NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

Meeting Date	Time	Virtual Location	Record Date
Thursday, May 14, 2026	8:30 a.m. Eastern Daylight Time	*www.virtualshareholdermeeting.com/THRM2026*	March 17, 2026

PROPOSAL		BOARD OF DIRECTORS RECOMMENDATION	PROPOSAL PAGES
01	Election of Nine Directors. To elect nine directors named in the accompanying proxy statement, each to serve for a one-year term until the 2027 annual meeting of shareholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.	**FOR** each nominee	2 – 13
02	Say-on-Pay. To approve (on an advisory basis) the compensation of our named executive officers.	**FOR** approval	32 – 33
03	Ratify Appointment of Ernst & Young for 2026. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026.	**FOR** ratification	73 – 74
04	Amendment to Gentherm Incorporated 2023 Equity Incentive Plan. Approval of an Amendment to the Gentherm Incorporated 2023 Equity Incentive Plan to increase by 1,700,000 the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2023 Equity Incentive Plan.	**FOR** approval	78 – 88

We will also transact any other business that may properly come before the meeting or any postponement or adjournment of the meeting. We are not aware of any such business. Only holders of our common stock at the close of business on March 17, 2026, the record date, are entitled to receive this notice and to attend and vote at the annual meeting.

We have designed the format of the annual meeting to provide our shareholders with similar rights and opportunities to participate to what they would have at an in-person meeting. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the meeting log-in page.

By Order of the Board of Directors

Wayne Kauffman
Senior Vice President, General Counsel and Secretary

Novi, Michigan
April 1, 2026

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to vote promptly. If you virtually attend the annual meeting, you may revoke your proxy in accordance with the procedures set forth in the accompanying proxy statement and vote online during the meeting.

Technology to the next degree™

 **Important Notice:** **Regarding the availability of proxy materials for the shareholder meeting to be held May 14, 2026**. The Notice of 2026 Annual Meeting of Shareholders, the accompanying Proxy Statement, and the 2025 annual report to shareholders are available at *www.proxyvote.com.*

Table of Contents

Non-GAAP Financial Measures. This proxy statement includes non-GAAP financial measures that excludes the impact of certain amounts. For their definitions, supplemental information and reconciliations to the most directly comparable GAAP financial measure, see our earnings release issued on February 19, 2026 that was furnished to the SEC on a Form 8-K as of such date.

GENTHERM

INDEX OF FREQUENTLY REQUESTED INFORMATION

GENTHERM

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

This proxy summary does not contain all of the information that you should consider. You should read the entire proxy statement before voting. For more complete information regarding the 2025 performance of Gentherm Incorporated ("Gentherm", "we", "us", "our" or the "Company"), review our 2025 annual report to shareholders.

ATTEND AND VOTE AT ANNUAL MEETING

Meeting Date	Time	Virtual Location	Record Date
Thursday, May 14, 2026	8:30 a.m. Eastern Daylight Time	*www.virtualshareholdermeeting.com/THRM2026*	March 17, 2026

PLEASE VOTE TODAY

Your vote is important. Whether or not you plan to attend the 2026 annual meeting of shareholders (the "annual meeting") via live webcast, we urge you to vote promptly to save us the expense of additional solicitation. Please carefully review the proxy materials and follow the instructions below to cast your vote on all of the proposals.

VOTING METHODS IN ADVANCE OF ANNUAL MEETING

Make sure to have your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card and follow the instructions. If you are a record holder, you may vote using one of the following methods. If you are a beneficial owner, you may vote using one of the methods listed on your voting instruction card.



Online	By Phone	By Mail
www.proxyvote.com	1-800-690-6903	Request a printed copy of the proxy materials and complete, sign and return your proxy card

PROPOSAL NO. 1— ELECTION OF DIRECTORS

The Board of Directors (the "Board") has re-nominated the nine directors currently serving, listed below.

	Name	Age	Current Role	Independent	Audit	Comp	M&A	NCG	Tech	Director Since
	Sophie Desormière	59	Former Chief Growth Officer, Aliaxis Group SA/NV	Yes	—	—	—	●	✓	2012
	Dave Heinzmann	62	**Retired** | President and CEO of Littelfuse, Inc.	Yes	✓	—	✓	—	✓	2020
	Ron Hundzinski * *(Chair)*	67	**Retired** | CFO and Executive Director, T.I. Fluid Systems	Yes	✓	—	✓	—	—	2016
	Laura Kowalchik *	57	CFO of Methode Electronics, Inc.	Yes	✓	✓	—	—	—	2023
	Chuck Kummeth	65	**Retired** | President and CEO of Bio-Techne Corporation	Yes	—	✓	●	—	✓	2018
	Betsy Meter *	65	**Retired** | Managing Partner, Michigan KPMG LLP	Yes	●	✓	—	—	—	2021
	Bill Presley	56	President and CEO, Gentherm	No	—	—	—	—	—	2025
	John Stacey	60	Chief Human Resources Officer of Topcon Healthcare, Inc.	Yes	—	●	—	✓	—	2018
	Ken Washington	65	**Retired** | SVP, Chief Technology and Innovation Officer of Medtronic PLC	Yes	—	—	—	✓	●	2023

Comp: Compensation and Talent   M&A: Mergers and Acquisitions   NCG: Nominating and Corporate Governance   Tech: Technology

● Committee Chair   ✓ Committee Member   * Financial Expert

One-year terms. All directors are elected annually and, upon election, will serve one-year terms until the 2027 annual meeting of shareholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service. Each nominee has consented to be listed in this proxy statement and agreed to serve as a director if elected by the shareholders. If any nominee becomes unable or unwilling to serve between the date of this proxy statement and the annual meeting, which we do not anticipate, then the Board may designate a new nominee. In that case, the persons named as proxies in the attached proxy card will vote for that substitute nominee (unless the proxies were previously instructed to withhold votes for the nominee who has become unable or unwilling to serve). Alternatively, the Board may reduce the size of the Board.

Director nominees with diverse governance, leadership and industry experience; annual review in connection with nomination process. Through regular refreshment, we have built a substantially independent Board that is exceptionally qualified and engaged. Each nominee meets the qualifications, skills and experience that the Board has established for continuing service on the Board. Further, we believe the combined attributes of the director nominees support the Board's ability to oversee critical matters relevant to the Company's strategy, operations and risk and strongly position the Board to continue to collectively serve in the best interests of the shareholders and Company. See "– Director Skills" below and "Corporate Governance" for additional information regarding the combined attributes of the director nominees, director independence, Board leadership, director refreshment and recruitment, key areas of Board oversight and the responsibilities of Board Committees.

Eight of nine directors are independent; no related person transactions. The Board has affirmatively determined that the director nominees, except Mr. Presley, are independent under the applicable rules of the Nasdaq Global Select Market ("Nasdaq"). There are no family relationships among any of our directors or executive officers, and no directors have any related person transaction.

Appropriate tenure and Board refreshment. The Board has not adopted tenure limits and instead focuses on each director's qualifications and contributions to the Board and to the Company's business. The current average tenure of our independent directors and full Board is six years. Since 2021, four directors have joined the Board and three directors have ended their Board service.

Voting standard – plurality (with effect of majority voting policy). Notwithstanding that directors will be elected by a plurality of votes cast at the annual meeting, Gentherm has a voting policy that has the effect of a majority voting policy to ensure the Board can address shareholder concerns. The Corporate Governance Guidelines provide that, following certification of the shareholder vote, if any director nominee receives a greater number of votes "withheld" than votes "for" such person's election, then the applicable director must promptly provide a resignation notice conditioned on Board acceptance. The Board, upon recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept such resignation offer. The Board will promptly publicly disclose in reasonable detail its decision and rationale regarding the acceptance or rejection of the resignation offer, as applicable. If a director's resignation offer is accepted by the Board, the Board may either fill the resulting vacancy or decrease the size of the Board pursuant to our Bylaws. This policy does not apply when the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest, in which case directors would be elected by a plurality of the votes cast.

At the 2025 annual meeting, all nine director nominees received over 95% of shareholder votes in favor of their re-election.

 The Board recommends that you vote **FOR** the election of each of the director nominees

BOARD LEADERSHIP

Significant Continuing Independent Leadership by Non-Executive Chair of the Board

The Board has operated by separating the positions of Chair of the Board and Chief Executive Officer to provide significant leadership to management and strong oversight of key opportunities and risks impacting the Company. Further, the Board Committees consist solely of independent directors and provide significant oversight and leadership of key Board functions and considerations. The foregoing structure also provides more time for the Chief Executive Officer to manage the business and develop and implement strategies.

Mr. Presley, the Company's President and Chief Executive Officer, is responsible for the Company's day-to-day operations and strategic leadership, and implementing the actions, policies and strategies approved by the Board. Mr. Hundzinski has served as the non-executive Chair of the Board since the 2020 annual meeting. He presides at all Board and shareholder meetings, as well as Board executive sessions of the independent directors, and has the additional responsibilities set forth below.

Meetings

Agendas	Prepares the agenda for Board meetings in consultation with the CEO and other members of the Board, ensuring the Board focuses on key issues
Schedules	Approves meeting schedules for the Board to assure that there is sufficient time for discussion of all agenda items and that key advisors and employees are involved as appropriate
Materials	Reviews and approves meeting materials and other information periodically provided to the Board
Executive Session	Develops topics and leads Board discussion in executive session

Communicating with and Advising CEO

Liaison	Serves as a liaison between the CEO and the independent directors
Strategic Consulting	Regularly consults with the CEO regarding the Company's strategy and key operational matters
Advisor	Provides advice and counsel to the CEO with respect to his executive responsibilities

Supporting Board Development and Performance

Oversight	Ensures the Board fulfills its role in overseeing management
Third Parties	Recommends Board advisors in consultation with other members of the Board and senior management
Evaluations	Manages the process for annual self-evaluations of the Board and Board Committees (in collaboration with the Nominating and Corporate Governance Committee)
Board Composition	Supports the identification and evaluation of director candidates and consults on Board Committee members and Chairs
Culture	Establishes a close relationship and trust with management, providing support, guidance and feedback while respecting executive responsibility
Board Development	Encourages directors to participate in ongoing education programs
Emergency Succession Plan	Maintains an emergency succession plan for the Chair of the Board and the Chair of each Board Committee, with each planned successor in agreement to serve in such capacity
Corporate Governance	Assists the Board, Chair of the Nominating and Corporate Governance Committee and management in overseeing compliance with the Corporate Governance Guidelines and promoting corporate governance best practices

The Board has a policy that if the Chair of the Board is not independent under the applicable rules of Nasdaq, the Board will appoint a Lead Independent Director with significant responsibilities.

DIRECTOR SKILLS, EXPERIENCE AND QUALIFICATIONS

Balance of Knowledge, Experience, Skills and Expertise to Enhance the Board's Fulfillment of its Oversight Responsibilities

As part of the Board's annual self-evaluation process and in connection with director nominations and candidate searches, the Nominating and Corporate Governance Committee considers the appropriate qualifications, skills and experience of Board members in the context of the current composition of the Board, the operations, strategy and risks of the Company and the long-term interests of shareholders, as further discussed in this proxy statement.

The biographies of the director nominees set forth their specific qualifications, skills and experience that led to the Nominating and Corporate Governance Committee's conclusion that each director nominee should continue to serve on the Board. Although specific qualifications for Board membership may vary from time to time, the minimum core qualities include (A) the highest ethical character, integrity and shared values with the Company, (B) loyalty to the Company and concern for its success and welfare, (C) sound business judgment, and (D) sufficient commitment and availability to carry out a director's duties effectively.

Listed below are additional key skills and experience that we consider important for a portion of the directors to have in light of our current business, strategy, risks and structure. In addition, the Board seeks to develop skills and experience in emerging issues, such as cybersecurity, artificial intelligence and sustainability, through its director training and related agenda topics addressed at Board and Board Committee meetings. Further, we believe that the Board benefits from the diverse and unique perspectives of the individual directors. Currently, three of our directors are female and one director is ethnically diverse.

Set forth below is information for each director nominee as to key skills and experience, age, tenure and independence:

DIRECTOR NOMINEES

Category	Skills and Experience	DESORMIÈRE	HEINZMANN	HUNDZINSKI	KOWALCHIK	KUMMETH	METER	PRESLEY	STACEY	WASHINGTON	Total No. of Directors
GOVERNANCE	**Financial and Accounting.** Expertise in financial markets, corporate finance, and accounting helps directors oversee our capital structure, budgeting, investments, financial reporting and internal controls. The Company aims to have several audit committee financial experts.	●	●	●	●	●	●	●		●	**8**
GOVERNANCE	**Human Resources.** Expertise in talent management, HR, and executive compensation helps attract, develop, and retain executives, support the workforce and strengthen corporate culture.								●		**1**
GOVERNANCE	**Public Company.** Executive or director experience at a public company provides insights into governance, shareholder engagement, reporting, sustainability and public company operations.	●	●	●	●	●		●	●	●	**8**
GOVERNANCE	**Senior Leadership.** Leadership experience at the senior level helps guide strategic, operational and risk management decisions.	●	●	●	●	●	●	●	●	●	**9**
COMPANY / INDUSTRY	**Automotive Industry.** The automotive industry is our main market, and such experience is valuable for understanding our R&D, technologies, products, manufacturing, supply chain, customers and market segments.	●	●	●	●		●	●	●	●	**8**
COMPANY / INDUSTRY	**Global Management.** With operations and major customers in North America, Europe, and Asia, global management experience offers valuable business, regulatory and cultural insights.	●	●	●	●	●	●	●	●	●	**9**
COMPANY / INDUSTRY	**Medical Industry.** Knowledge of patient temperature management and the medical sector aids in understanding product cycles, customers, distribution, payments, competition and regulations.					●				●	**2**
COMPANY / INDUSTRY	**R&D and Commercialization of Technologies.** Directors with experience in companies who have prioritized research and development and commercializing products can provide useful oversight of such matters.					●		●		●	**3**
Demographic Information											
	Age	59	62	67	57	65	65	56	60	65	**62 (average)**
Tenure											
	0 – 5 Years				●		●	●		●	**4**
	6 – 10 Years		●	●		●			●		**4**
	11 – 15 Years	●									**1**
Independence											
	Independent	●	●	●	●	●	●		●	●	**8**
	Not-Independent							●			**1**

DIRECTOR RECRUITMENT AND BOARD REFRESHMENT

Strong Board Refreshment Since 2021

 **3** New Independent Directors

✓ Added Expertise In: Automotive (**2**); Financial and Accounting (**3**); R&D and Commercialization Of Technologies (**1**) and Medical (**1**)

✓ **3** New Diverse Directors: **2** Female and **1** Ethnic

✓ **1** New Female Board Committee Chair

Generally, the Nominating and Corporate Governance Committee will re-nominate incumbent directors who continue to satisfy the criteria for membership on the Board, continue to make important contributions to the Board and consent to continue their service on the Board. If a vacancy on the Board occurs or the Board increases in size, the Nominating and Corporate Governance Committee will actively seek individuals that satisfy the criteria for membership on the Board. The Nominating and Corporate Governance Committee generally considers multiple sources for identifying and evaluating potential nominees, including referrals from our current directors, management and other third-party advisors and, from time to time, will engage a director search firm.

The Nominating and Corporate Governance Committee will evaluate nominees recommended by shareholders against the same criteria that it uses to evaluate other potential nominees. Nominations by shareholders intending to run a director slate in opposition to Company nominees must be sent on a timely basis and otherwise be in accordance with our Bylaws and other applicable law and regulations. Please refer to "Additional Information—Requirements for Submission of Shareholder Proposals and Nominations for 2027 Annual Meeting." We did not receive any recommendations for director nominations from shareholders for the annual meeting.

Director Recruitment Process

The Nominating and Corporate Governance Committee historically has appointed a Search Committee for carrying out the day-to-day activities of director recruiting, while the Nominating and Corporate Governance Committee operates in an oversight capacity and remains focused on overall director succession planning, including long-term recruitment and maintaining an updated pipeline of potential director candidates based on recommendations from Board members, management, third-party advisors, national search firms, and shareholders.

The director recruitment and succession planning process is designed to identify highly qualified candidates based on the Company's strategy, operations, risks and current Board composition. The Search Committee considers such matters and additional desired candidate qualifications and, along with management, evaluates candidates identified through the portfolio review. Following interviews conducted with the leading candidates, due diligence and additional evaluation methods, the Search Committee recommends one or more candidates to the Board, and the Board, in turn, interviews and assesses each candidate before determining whether to approve a candidate subject to the Search Committee's recommendation. Once a candidate has been selected, the Nominating and Corporate Governance Committee provides its formal recommendation of such candidate to the Board and the Board formally approves the appointment of the candidate. Once appointed, the Board Chair and senior management then implement an onboarding program to familiarize new directors with Board operations, key corporate policies, leadership and the Company's historical and recent operational and financial performance, corporate objectives and strategy. Directors may be appointed by the Board to fill a vacancy until the next annual meeting or nominated for election by shareholders.

In addition to the foregoing process, the Board believes it is in the best interests of the Company and its shareholders to have our Chief Executive Officer serve concurrently as a director. Therefore, Mr. Presley was appointed to the Board effective January 1, 2025 following an executive recruitment process similar to the director recruitment process.



2026 DIRECTOR NOMINEES

Committee(s):
- Nominating and Corporate Governance (Chair)
- Technology

Other Public Board Services:
(within last 5 years)
- Somfy S.A. (2017–2022)
- Navya (2022)

Sophie Desormière

Age: 59 • Director Since: 2012 • Independent

Professional Experience

- Former Chief Growth Officer, Aliaxis Group SA/NV (2023–2025)
- Chief Executive Officer, NAVYA (2022–2023)
- Chief Executive Officer, AALPS Capital (2018–2021)
- General Manager Marketing and Sales / Senior Executive Vice President, Solvay (2010–2018)
- Various Leadership Roles, Valeo (17 years)
  - Research & Development Product Line Director
  - Branch Marketing Innovation Director
  - Group Product Marketing Director
  - Comfort Enhancement Domain Director

Education

Ms. Desormière is a graduate of the Ecole Nationale Supérieure de Chimie de Paris, the Institut de Formation du Caoutchouc and the Program for Management Development at Harvard Business School.

Director Qualifications



- Automotive
- Financial and Accounting
- Global Management
- Public Company
- Senior Leadership









- Broad experience in product planning, product development and market analysis, which assists the Company in its development of long-term product strategies.
- Developed skills while working at and serving on the board of global companies with significant European operations, which enables her to provide key insight with respect to the Company's integration of its worldwide operations and well as the development of its sustainability focus.



Committee(s):
- Audit
- Mergers and Acquisitions
- Technology

Other Public Board Services:
(within last 5 years)
- Littelfuse, Inc. (2017–2025)

David (Dave) Heinzmann

Age: 62 • Director Since: 2020 • Independent

Professional Experience

- Retired | Littelfuse, Inc. (1985–2025)
  - President and Chief Executive Officer (2017–2025)
    - *Served as a member of the board of directors*
  - Chief Operating Officer (2014–2017)
  - Vice President, Global Operations (2007–2014)
  - Various roles at Littelfuse, Inc. (1985–2007)
    - *Began as a manufacturing engineer and progressed through positions of increasing responsibility*

Education

Mr. Heinzmann holds a Bachelor's degree in Mechanical Engineering from Missouri University of Science and Technology and is a graduate of Stanford Directors' College at Stanford University Law School and AeA/Stanford Executive Institute at Stanford University Graduate School of Business.

Director Qualifications



- Automotive
- Financial and Accounting
- Global Management
- Public Company
- Senior Leadership









- Extensive executive management and operational expertise, particularly in the automotive industry and regarding global manufacturing.
- Expertise in strategic planning, risk management, public reporting considerations and public company governance.



Committee(s):
- Audit
(Audit Committee Financial Expert)
- Mergers and Acquisitions

Other Public Board Services:
(within last 5 years)
- InfuSystem Holdings, Inc.
(2024–Present)
- T.I. Fluid Systems
(2020–2023)

Ronald (Ron) Hundzinski

Chair • Age: 67 • Director Since: 2016 • Independent

Professional Experience

- Retired | Chief Financial Officer and Executive Director, TI Fluid Systems (2020–2023)
- Executive Vice President of Finance, Tenneco Inc. (2018–2019)
- BorgWarner, Inc. (2005–2018)
  - Executive Vice President and Chief Financial Officer (2012–2018)
  - Treasurer (2011–2012)
  - Controller (2010–2011)
  - Other finance roles (2005-2010)

Education

Mr. Hundzinski holds a Bachelor of Business Administration in Finance from Western Michigan University and a Master of Business Administration from the University of Colorado.

Director Qualifications

 Automotive

 Financial and Accounting

 Global Management

 Public Company

 Senior Leadership

- Understands the key operational, strategic and financial issues of the Company from experience as an executive and director of public and private companies in the automotive industry, including multiple large, global automotive suppliers.
- Provides unique, real-time advice on critical industry matters.
- Significant finance and accounting expertise.



Committee(s):
- Audit
(Audit Committee Financial Expert)
- Compensation and Talent

Other Public Board Services:
(within last 5 years)
- None

Laura Kowalchik

Age: 57 • Director Since: 2023 • Independent

Professional Experience

- Chief Financial Officer, Methode Electronics, Inc. (2024–Present)
- Chief Financial Officer, Communications & Power Industries LLC (2023–2024)
- Chief Financial Officer, Dayco Incorporated (2019–2023)
- Chief Financial Officer, Kenwal Steel Corp. (2018–2019)
- Chief Financial Officer and Treasurer, Urban Science (2014–2018)
- Vice President, Corporate Controller and Chief Accounting Officer, Kaydon Corporation (2010–2014)
- Various Senior Financial Roles, International Automotive Suppliers (1998–2010) - Metaldyne Corporation, Microheat, Inc., and Dura Automotive Systems, Inc.

Education

Ms. Kowalchik has a Bachelor of Science in Business Administration from the University of Richmond and a Master of Business Administration from Indiana University.

Director Qualifications

 Automotive

 Financial and Accounting

 Global Management

 Public Company

 Senior Leadership

- Substantial experience and expertise in leading finance, operations, M&A and information technology matters for global companies across various industries, including automotive, which benefits the Board's oversight of key growth strategies and risk management.
- Significant senior leadership experience for global companies.
- Held significant roles with expertise in finance, accounting and financial reporting.



Committee(s):
- Compensation and Talent
- Mergers and Acquisitions (Chair)
- Technology

Other Public Board Services:
(within last 5 years)
- Quantum-Si, Inc.
(2024–Present)
- Orthofix Medical, Inc.
(2023–Present)
- Bio-Techne Corp.
(2023–2024)

Charles (Chuck) Kummeth

Age: 65 • Director Since: 2018 • Independent

Professional Experience

- Senior Advisor, New Mountain Capital Group, L.P. (2024–Present)
- Retired | President and Chief Executive Officer, Bio-Techne Corporation (2013–2024)
  - *Served as a member of the board of directors*
- Thermo Fisher Scientific Inc. (2009–2013)
  - President, Mass Spectrometry and Chromatography (2011–2013)
  - President, Laboratory Consumables Division (2009–2011)
- Various Roles at 3M Corporation (24 years)
  - *Vice President, Medical Division (2006–2008)*

Education

Mr. Kummeth received a Master of Science in Software Development and Design from the University of St. Thomas and a Master of Business Administration from the Carlson School of Business at the University of Minnesota. He is a graduate of the University of North Dakota, where he received a Bachelor of Science in Electrical Engineering.

Director Qualifications

 Medical

 Financial and Accounting

 Global Management

 Public Company

 R&D and Commercialization of Technologies

 Senior Leadership

- Significant experience in the medical industry, including mergers and acquisitions and new technology commercialization.
- Extensive leadership experience, including as President and Chief Executive Officer of a public company and as a director of multiple public companies, including governance, shareholder engagement and risk management.



Committee(s):
- Audit (Chair)
(Audit Committee Financial Expert)
- Compensation and Talent

Other Public Board Services:
(within last 5 years)
- None

Elizabeth (Betsy) Meter

Age: 65 • Director Since: 2021 • Independent

Professional Experience

- Retired | Managing Partner, Michigan, KPMG LLP (2018–2020)
- Partner-in-Charge of Audit, Michigan, KPMG LLP (2013–2017)
- Audit Partner, KPMG LLP (24 years)

Education

Ms. Meter holds a Bachelor's degree in Accounting from Michigan State University. She is a Certified Public Accountant (CPA) and received an Honorary Doctor of Law degree from Walsh College.

Director Qualifications

 Automotive

 Financial and Accounting

 Global Management

 Senior Leadership

- Deep technical accounting expertise specifically in the automotive industry, as an Audit Partner for 24 years focused on automotive OEMs and suppliers.
- As Managing Partner, Michigan, she has significant senior leadership experience and managed a substantial team at KPMG.



Committee(s):
- None

Other Public Board Services:
(within last 5 years)
- None

William (Bill) Presley

Age: 56 • Director Since: 2025 • Not-Independent

Professional Experience

- President and Chief Executive Officer, Gentherm (2025–Present)
  - *Leads the Company and serves on the Board*
- Aptiv PLC (2019–2024)
  - Vice Chairman and Chief Operating Officer (2023–2024)
    - *Oversaw and managed all operations and functions of Aptiv's business*
  - SVP and President, Signal and Power Solutions (2020–2022)
  - President, Electrical Distribution Systems (2019–2020)
- Vice President and Business Unit Leader, Electrical Distribution Systems, Lear Corporation (2008–2019)
- Chrysler Corporation (1992–2008)
  - *Held various positions of increasing responsibility in the automotive industry*

Education

Mr. Presley received a Master of Business Administration from Oakland University, a Master of Electrical Engineering from the University of Detroit, and a Bachelor of Science in Electrical Engineering from Norwich Military University.

Director Qualifications

 Automotive

 Financial and Accounting

 Global Management

 Public Company

 R&D and Commercialization of Technologies

 Senior Leadership

- Responsible for our strategic direction and operational leadership, with extensive knowledge of the day-to-day operations of our business.
- Substantial global experience in the automotive industry, including operations, engineering and manufacturing expertise and holds multiple patents in the industry.
- Significant management experience for automotive public companies.



Committee(s):
- Compensation and Talent (Chair)
- Nominating and Corporate Governance

Other Public Board Services:
(within last 5 years)
- Powell Industries, Inc. (2022–Present)

John Stacey

Age: 60 • Director Since: 2018 • Independent

Professional Experience

- Chief Human Resources Officer, Eyecare Business (2026-Present)
- Harman International Industries, Inc. (2008–2023)
  - Senior Advisor (2022–2023)
  - Executive Vice President and Chief Human Resources Officer (2008–2022)
- Various Senior Human Resource Roles, Anheuser-Busch InBev SA/NV (1990–2008)
  - Vice President, People for InBev North America, InBev Central and Eastern Europe (2005–2008)

Education

Mr. Stacey received a Bachelor of Commerce from Memorial University of Newfoundland.

Director Qualifications

 Automotive

 Global Management

 Human Resources

 Public Company

 Senior Leadership

- Broad human resources experience in multi-national environments.
- Specific experience in the automotive industry provides insight for managing and enhancing skills of our workforce, and cultivating new talent.
- Extensive background in executive compensation and incentive programs.



Committee(s):
- Technology (Chair)
- Nominating and Corporate Governance

Other Public Board Services:
(within last 5 years)
- TE Connectivity plc (2025-present)
- McKesson Corporation (2019–2021)

Kenneth (Ken) Washington

Age: 65 • Director Since: 2023 • Independent

Professional Experience

- Retired | Senior Vice President, Chief Technology and Innovation Officer, Medtronic plc (2023–2025)
- Vice President of Software Engineering, Consumer Robotics, Amazon Lab126 (2021–2023)
- Ford Motor Company (2014–2021)
  - Chief Technology Officer (2017–2021)
  - Various technical roles (2014–2017)
- Lockheed Martin Corporation (2007–2014)
  - Vice President, Advanced Technology Center
  - First Chief Privacy Officer
- Various Roles at Sandia National Laboratories (21 years)
  - Chief Information Officer

Education

Dr. Washington earned his Bachelor's, Master's and Doctorate degrees in Nuclear Engineering from Texas A&M University.

Director Qualifications

 Automotive

 Financial and Accounting

 Global Management

 Medical

 Public Company

 R&D and Commercialization of Technologies

 Senior Leadership

- Substantial experience and expertise in leading technology development for global companies across industries, including automotive.
- Significant knowledge of cybersecurity, compliance and general risk management.
- Unique and valuable insights regarding strategic planning and governance of high-growth, technology-focused companies.

DIRECTOR INDEPENDENCE

Eight of Nine Directors are Independent; All Board Committees Consist of Independent Directors

The Board recently undertook its annual review of director independence in accordance with the applicable rules of Nasdaq. The independence rules include a series of objective tests, including that the director is not employed by the Company and has not engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, the Board has affirmatively determined that each of Ms. Desormière, Mr. Heinzmann, Mr. Hundzinski, Ms. Kowalchik, Mr. Kummeth, Ms. Meter, Mr. Stacey and Mr. Washington are independent under the applicable rules of Nasdaq. Mr. Presley is employed by the Company and therefore is not an independent director.

Each member of the Audit Committee, the Compensation and Talent Committee, the Nominating and Corporate Governance Committee, the Mergers and Acquisitions Committee and the Technology Committee is independent under Nasdaq rules. In addition, the Board has affirmatively determined that the members of the Audit Committee and Compensation and Talent Committee qualify as independent in accordance with the additional independence rules established by the U.S. Securities and Exchange Commission (the "SEC") and Nasdaq.

In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director's business and personal activities as they may relate to us and our management. In particular, the Board considered Mr. Heinzmann's former roles as Chief Executive Officer and a director (prior to his retirement in 2025) of Littelfuse, Inc., which is a supplier to the Company. In determining that Mr. Heinzmann satisfies the Nasdaq objective independence tests and that his independence was not otherwise impaired under the subjective criteria, the Board determined that the Company's supply relationship with Littelfuse, Inc. would not interfere with Mr. Heinzmann's exercise of independent judgment. In making this determination, the Board considered, among other things, that Littelfuse, Inc. supplies diodes to the Company under a routine, ordinary course supply arrangement, and that the Company selected Littelfuse, Inc. following a request for quotations process. Further, the Company's payments for diodes manufactured by Littelfuse, Inc. (indirectly through distributors) were substantially below 1% of Littelfuse, Inc.'s consolidated gross revenue for each of the last three fiscal years.

Director Compensation

Our non-employee director compensation program is intended to encourage non-employee directors to continue Board service, further align the interests of the Board and shareholders, and attract new non-employee directors with outstanding skills and qualifications. Directors who are employees or officers of the Company do not receive any additional compensation for Board service.

The Board has delegated to the Compensation and Talent Committee the responsibility, among other things, to review and approve any proposed changes to the non-employee director compensation program. The Compensation and Talent Committee typically reviews the non-employee director compensation program every other year. In connection with this review, the compensation consultant to the Compensation and Talent Committee provides analysis regarding market trends and benchmarking data.

2025 Director Compensation

A Continuation of Historical Program Design

Our non-employee directors receive a combination of an annual cash retainer and an annual equity retainer. In November 2023, the Compensation and Talent Committee reviewed the non-employee director compensation program against peer group benchmarking data, general industry data and related analyses presented by Meridian, its compensation consultant, and approved revisions that were effective as of the 2024 annual meeting.

Consistent with its approach of reviewing the non-employee director compensation program every other year, the Compensation and Talent Committee did not review such program against peer or market data for 2025, and no changes were made.

The following table sets forth the compensation program for non-employee directors in 2025.

Annual Cash Retainer For Board Service	($)
Chair of the Board	166,000
Other non-employee directors	86,000

Annual Cash Retainers For Board Committee Service	($)
Audit Committee – Chair	20,000
Compensation and Talent, Nominating and Corporate Governance, Technology and Mergers and Acquisitions Committees - Chair	15,000
Audit Committee – Member	10,000
Compensation, Nominating and Corporate Governance, Technology and Mergers and Acquisitions Committees – Member	7,500

Annual Equity Retainer – Restricted Stock	$135,000

Consistent with historical practice, the annual cash retainers were paid to all of the directors in advance immediately following the 2025 annual meeting of shareholders.

The restricted stock awards to existing directors were granted on the date of the 2025 annual meeting of shareholders. The number of shares of restricted stock granted to each non-employee director in 2025 was determined by dividing the target dollar value of each restricted stock award by the per share closing price of our common stock on the grant date. The equity retainer vests on the earlier of the first anniversary of the grant date or the date of the next annual meeting of shareholders.

A director will forfeit the restricted stock in the event of termination of service as a non-employee director of the Company before the vesting date. However, in the event of a director termination due to death, disability or retirement, the Compensation and Talent Committee may accelerate the vesting of all or a portion of the restricted stock in its discretion at any time. During the restricted period, the restricted stock entitles the participant to all of the rights of a shareholder, including the right to vote the shares. Before the end of the restricted period, a participant may not sell, assign, pledge, or otherwise dispose of or hypothecate such person's restricted stock.

The Company does not provide any perquisites to directors but does reimburse directors for out-of-pocket expenses incurred in attending Board and Board Committee meetings, as well as for director onboarding and continuing training related to service for the Board.

2025 Director Compensation Table

The table below sets forth the compensation of each non-employee director in 2025.

Name	Fees Earned Or Paid In Cash ($) [1]	Stock Awards ($) [2]	Total ($)
Sophie Desormière	108,500	134,995	243,495
Dave Heinzmann	111,000	134,995	245,995
Ron Hundzinski	183,500	134,995	318,495
Laura Kowalchik	98,885	134,995	233,880
Chuck Kummeth	116,000	134,995	250,995
Betsy Meter	113,500	134,995	248,495
John Stacey	108,500	134,995	243,495
Ken Washington	103,885	134,995	238,880

(1) Reflects the sum of (a) the pro rata portion of each director's cash retainer for Board and Board Committee service paid on the date of the 2024 annual meeting of shareholders covering the period from January 1 to May 8, 2025 and (b) the pro rata portion of each director's cash retainer for Board and Board Committee service paid on the date of the 2025 annual meeting of shareholders covering the period from May 8 to December 31, 2025. For Ms. Kowalchik and Mr. Washington, the amounts reflect a pro rata cash retainer for Board Committee service covering the period from August 14 to December 31, 2025 in connection with their appointments to the Compensation and Talent Committee and Nominating and Corporate Governance Committee, respectively.

(2) Reflects restricted stock awards granted under the 2023 Equity Plan. The amounts reported represent the grant date fair value of the restricted stock award, which is the closing trading price of a share of our common stock on the grant date multiplied by the number of shares subject to the award. The closing price per share of our common stock on the grant date, May 8, 2025, was $26.60. The Company does not pay fractional shares.

At December 31, 2025, each continuing non-employee director held 5,075 shares of unvested restricted stock.

Director Compensation Limit

The Gentherm Incorporated 2023 Equity Incentive Plan (the "2023 Equity Plan") provides that the sum of any cash compensation for service as a non-employee director of the Company and the grant date fair value of all equity awards for service as a non-employee director of the Company will not exceed $600,000 in any calendar year for any individual non-employee director.

Director Stock Ownership Guidelines

Reasonable Common Stock Ownership Requirement Up to Five Times the Base Annual Cash Retainer

Non-executive directors are required to own common stock having a value of at least five times the base annual cash retainer (excluding other additional cash retainers). In August 2021, we amended our guidelines to, among other things, require that all persons covered by the guidelines retain all shares that vest pursuant to equity awards granted by the Company until the ownership level is met. See "Compensation Discussion and Analysis—Compensation Policies—Stock Ownership Guidelines." As of December 31, 2025, two non-executive directors were below the ownership guideline due to joining the Board in 2023 and are expected to satisfy the guideline in reasonable time through director equity awards.

Corporate Governance

Strong Commitment To Governance For The Benefit Of Shareholders

Independence

- Eight of nine continuing directors are independent
- Fully independent Board Committees
- Independent, non-executive Chair of the Board
- Average director tenure of approximately 7 years for independent directors
- Regular executive sessions of independent directors
- Board Committees authorized to hire independent advisors at Company expense

Best Practices

- No classified board
- No director overboarding under our guidelines
- Three female directors, including two Board Committee chairs
- Significant Board oversight of strategy, risk management, sustainability and human capital, including enhanced focus on cybersecurity and artificial intelligence
- Significant engagement for management and director succession planning, leading to successful implementation in recent years
- Nearly 100% director meeting attendance
- No related person transactions

Accountability

- Voting policy with the effect of majority voting for uncontested director elections
- Regular Board refreshment, including three new independent directors since 2021
- Robust annual self-evaluation process for Board and Board Committees
- Year-round shareholder engagement, including focus in 2025 on introducing our new CEO and CFO to the investment community and communicating refinements to our business strategy

Shareholder Rights

- Shareholder right to call special meetings (25%)
- No super-majority voting for amendments to organizational documents
- No limitations on shareholder action by written consent
- No dual class common stock
- No poison pill

ADDITIONAL RESOURCES

Corporate Governance

- – Articles and Bylaws
- – Board Committee Charters
- – Code of Business Conduct and Ethics
- – Corporate Governance Guidelines
- – Securities Trading Policy
- – Fair Disclosure Policy
- – Related Person Transactions Policy

Sustainability

- – Sustainability Report
- – Sustainability Reporting Frameworks (SASB, UN SDG, CDP)
- – Anti-Bribery Policy
- – Conflict Minerals Policy
- – Global Human Rights Policy
- – Modern Slavery Statement
- – Environmental Health and Safety

Investor Relations

- – Investor Relations Website
- – Press Releases

Annual Meeting

- – Annual Report
- – Voting Website: www.proxyvote.com

These policies and documents are available at either https://ir.gentherm.com/ under the "Corporate Governance" tab or https://gentherm.com/ under the "Sustainability" tab. A copy of these policies will be sent to any shareholder, without charge, upon written request to Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377.

KEY POLICIES AND PRACTICES

The Board and management are committed to responsible corporate governance to ensure that we are managed for the benefit of our shareholders. To that end, the Board and management periodically review and update our corporate governance policies and practices and make changes, as appropriate.

Board Self-Assessments

Process Recommendation and Initiation

The Nominating and Corporate Governance Committee recommends an approach to and scope for the annual self-assessment process, which may include engagement of a third-party consultant every few years for assistance, and initiates the process with assistance from the General Counsel.



Questionnaires and Director Evaluation

The General Counsel distributes questionnaires soliciting each director's input and comments regarding various Board effectiveness topics. The Nominating and Corporate Governance Committee Chair may conduct interviews with each director individually regarding such topics and other critical matters.



Presentation and Review of Results

The Nominating and Corporate Governance Committee, with support from the General Counsel, prepares the results in a form designed to promote review and discussion within each Board Committee and among the full Board.



Analysis, Action Plans and Follow-Up

Through rigorous analysis and discussion, improvement opportunities are identified and assigned to Board Committee Chairs to develop and drive action plans. Action plans are reviewed periodically to ensure meaningful results.

Impactful Annual Self-Evaluations of Board and Board Committees

The Board is committed to an annual self-assessment process led by the Nominating and Corporate Governance Committee, which is described in the left column. In 2025, the Board continued to include Chair interviews with each of the directors in the self-assessment process to discuss topics related to development, Board membership tenure and succession planning. In addition, the Board routinely reviews its template for succession planning for Board membership and leadership roles.

Director Training and Continuing Education

The Nominating and Corporate Governance Committee oversees the Company's orientation programs for new directors and continuing education programs for existing directors. Each new director, upon joining the Board, is provided with an orientation session regarding the Board and our unique culture and operations. As part of this orientation process, each new director has an opportunity to meet with members of senior management.

Directors are also provided with continuing education on various subjects that will assist them in discharging their duties, including the evolving regulatory and business landscape through a structured annual agenda and ad hoc discussions. This may include presentations by senior management or the Board's advisors on the Company's business, compliance efforts, applicable legal, regulatory or other developments or other matters deemed appropriate by the Board or Nominating and Corporate Governance Committee. Further, the Board supports and pays for attendance at relevant seminars and conferences.

Corporate Governance Guidelines

Provides a Structure and Practical Guidance for the Directors to Effectively Oversee the Company and Management for the Benefits of Our Shareholders

The Corporate Governance Guidelines address, among other things, Board and Board Committee structure, composition and procedures, director responsibilities, director board service limits, compensation, continuing training, and shareholder communications with the Board.

No Director Overboarding. The Board encourages directors to serve on additional public company boards because it provides valuable governance and leadership experience that ultimately benefits the Company. The Board also recognizes that public company board service requires a significant commitment of time and attention and expects new or continuing directors to allot appropriate time, attention, effort and priority to Company matters. Therefore, the Corporate Governance Guidelines limits the number of public boards on which a director can serve while a director of the Company. These limitations are described below:

Gentherm Directors	Limitation
CEOs of other public companies	No more than two additional outside public company boards (including the board of the company at which such person is an executive officer)
Other persons	No more than four additional outside public company boards

Directors must provide notice in advance of accepting an invitation to serve on another public company board. The Board may further limit or grant limited exceptions based upon specific facts and circumstances, including sufficient capacity, unique qualifications, and transition periods in reducing other board service. Further, upon a change of a director's principal occupation, the Nominating and Corporate Governance Committee considers whether the change will adversely impact the director's qualifications, skills and other relevant criteria, as well as such director's general ability to fulfill the obligations and expectations of such director, and recommends to the Board whether the director should continue to serve.

These practices help ensure that the directors can give appropriate time and attention to the affairs of the Company. In addition, when nominating a director for service on the Board, the Nominating and Corporate Governance Committee considers whether the nominee will have adequate time to serve as a director. In making its determination to re-nominate all incumbent directors, the Board concluded that each director has demonstrated strong engagement, commitment and high meeting attendance and otherwise has appropriate time to devote to the affairs of the Company.

Code of Business Conduct and Ethics

Sets Forth Basic Principles to Guide the Actions and Decisions of Officers, Directors And Other Employees

The Board adopted a revised Code of Business Conduct and Ethics in 2024 following an extensive review and overhaul of the Company's prior code of conduct, including significant oversight by the Nominating and Corporate Governance Committee. The revised Code of Conduct addresses, among other things, ethical principles, engagement and belonging, insider trading, conflicts of interest, compliance with laws and prohibited activities, confidentiality, data protection and privacy of us and third parties, and reporting of concerns and our response process. In conjunction with the Code of Conduct, the Company provides significant training and regular communication regarding what we expect from our employees related to behavior and ethics and requires annual attestations of the Code of Conduct from Company employees.

Any amendments to the Code of Conduct, or any waivers that are required to be disclosed by the rules of either the SEC or Nasdaq, will be posted at https://ir.gentherm.com/ under the "Corporate Governance" tab within four business days of any such amendment or waiver.

Securities Trading Policy

Key Risk Mitigation Policy Through Reasonable Prohibitions, Limitations and Guidance

The Board has adopted a Securities Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, employees and other specified persons. Our Securities Trading Policy is designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. Our employees (including executive officers) and directors are subject to the Securities Trading Policy, which applies to their transactions involving any securities of the Company. Except under limited circumstances permitted by applicable law, persons subject to the policy, their affiliates and certain members of their family may not engage in any transaction of Company securities (or assist or encourage other persons to do so) while aware of material non-public information relating to the Company. The policy also implements quarterly trading blackout periods and pre-clearance requirements, and allows for special blackout periods, for our executive officers and other specified persons to reduce the likelihood of trading at times with significant risk of insider trading exposure.

Further, the policy includes Rule 10b5-1 trading plan guidelines to assist in compliance with the Rule 10b5-1 affirmative defense for insider trading liability, including that such plans can only be adopted or modified when the applicable person is permitted to transact in Company securities under the terms of the policy (including not being aware of any material non-public information), must include the minimum statutory cooling-off period between plan adoption and the first trade under such plan, and must comply with the prohibitions on multiple overlapping plans and limitations on single-trade plans. The adoption, modification or termination of any such plan is subject to pre-clearance requirements.

In addition to the restrictions set forth in SEC regulations, the policy prohibits our employees (including executive officers) or directors from hedging Company securities or engaging in transactions of Company securities for speculative purposes. The policy also prohibits pledging Company securities or holding Company securities in a margin account. A copy of our Securities Trading Policy is filed as an exhibit to our Annual Report on Form 10-K for 2025.

Board Meetings; Director Attendance

The Board and Board Committees meet throughout the year generally on a set schedule and also hold special meetings and occasionally act by written consent as appropriate. The Board met thirteen times in 2025, which, in addition to regularly scheduled meetings, is inclusive of special Board meetings devoted to matters regarding the acquisition of Modine Performance Technologies. The independent directors hold regular executive sessions to meet without management present as appropriate, including often at quarterly scheduled meetings.

All directors are expected to attend all meetings of the Board and of the Board Committees on which they serve. In addition, directors who are not members of a Board Committee are permitted to attend its meetings generally. Directors serving in 2025 (as of and from the date such person joined the Board and applicable Board Committees) attended nearly 100% of the aggregate of all meetings of the Board and the Board Committees of which such person was a member in 2025. The Board has adopted a policy strongly encouraging directors to attend the Company's annual meeting of shareholders, and all directors attended the 2025 annual meeting.

STANDING COMMITTEES OF THE BOARD

The Board has delegated various responsibilities and authority to Board Committees. Each Board Committee has regularly scheduled meetings and reports on its activities to the full Board. Each Board Committee operates under a written charter approved by the Board, which the applicable Board Committee and the Board review annually.



Audit Committee

2025 Meetings: 8

Members: Betsy Meter (Chair) • Dave Heinzmann • Ron Hundzinski • Laura Kowalchik

Information:

The responsibilities and activities of the Audit Committee are described further in this proxy statement, including in "Audit Committee Report" and "Audit Committee Matters," as well as in its charter.

The Board has determined that each Audit Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Audit Committee. The Board has further determined that Mr. Hundzinski, Ms. Kowalchik and Ms. Meter qualify as "audit committee financial experts" in accordance with SEC rules.

Responsibilities:

The Audit Committee's primary duties and responsibilities include:

– Sole authority for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm

– Providing general oversight of accounting, auditing and financial reporting processes, including reviewing the audit results, and monitoring the effectiveness of internal control over financial reporting, disclosure controls and the internal audit function, all together with our independent registered public accounting firm

– Reviewing our reports filed with or furnished to the SEC that include financial statements or results

– Reviewing prior to issuance of any earnings release and any other public disclosures of the Company's financial statements or financial guidance that includes materially new or revised financial information

– Providing general oversight of material non-financial reporting processes and related internal controls, including sustainability reporting

– Monitoring compliance with significant legal and regulatory requirements, and other risks related to financial reporting and internal control over financial reporting

– Reviewing any reports made to the Company's ethics/whistleblower hotlines

– Reviewing the control and enterprise risk management processes established to monitor significant financial, environmental, insurance, legal and other risks or exposures

– Reviewing cybersecurity risk management program, risks and related metrics, any material cybersecurity incidents and data breaches, and overseeing the Company's plans to mitigate cybersecurity and data privacy risks and respond to data breaches or ransomware

– Monitoring our use of derivatives, including foreign currency

– Monitoring insurance and self-insurance policies

– Overseeing the implementation and compliance with the Company's related person transaction policy, including reviewing and approving any potential related person transactions

– Reviewing certain audit- and auditor-related disclosures in the Company's proxy statement and other reports filed with or furnished to the SEC, and producing a report of the Audit Committee to be included therein



Compensation and Talent Committee

2025 Meetings: 5

Members: John Stacey (Chair) • Laura Kowalchik • Chuck Kummeth • Betsy Meter

Information:

The Compensation and Talent Committee also has the sole authority to engage outside advisors and to establish the terms of such engagement. The Compensation and Talent Committee may form and delegate its authority to subcommittees as appropriate. The responsibilities and activities of the Compensation and Talent Committee are described further in this proxy statement, including in "Compensation Discussion and Analysis," as well as in its charter.

Role of Management. The Compensation and Talent Committee regularly receives significant input from management with respect to the Company's executive compensation program. See "Compensation Discussion and Analysis" for further information.

Responsibilities:

The Compensation and Talent Committee's primary duties and responsibilities include:

- Approving the individual and corporate goals and objectives relevant to the compensation of the Company's executive officers
- Evaluating the performance of the Chief Executive Officer and overseeing the evaluation of the performance of other executive officers, including with respect to established goals and objectives
- Approving the compensation of each executive officer, taking into account, among other things, such executive officer's performance in light of those goals and objectives and the policies of the Compensation and Talent Committee
- Administering the incentive and equity plans of the Company, including approving equity grants for the executive officers and overseeing equity grants made by the CEO pursuant to delegated authority
- Ensuring an appropriate mix of performance-based and at-risk compensation for executive officers
- Reviewing, on at least an annual basis, the Company's compensation policies and practices for all employees regarding risk-taking incentives and risk management policies and practices
- Recommending or approving the non-employee director compensation program
- Overseeing management's shareholder engagement on compensation and human capital management matters
- Reviewing compensation disclosures in the Company's proxy statement and other reports filed with or furnished to the SEC, and producing a report of the Compensation and Talent Committee to be included therein
- Administering and enforcing the Company's Clawback Policy

Role of Compensation Consultant. The Compensation and Talent Committee has the sole authority to engage outside advisors and establish the terms of their engagement, including compensatory fees. In connection with any engagement, the Compensation and Talent Committee reviews the independence of each outside advisor, based on the factors specified by Nasdaq as well as any other factors it deems appropriate, and any conflicts of interest raised by the work of the outside advisor. The Compensation and Talent Committee has engaged Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant since 2023. The Compensation and Talent Committee determined to re-engage Meridian in 2025 and approved the terms of such engagement, all of which was made independently from the Company's management. See "Compensation Discussion and Analysis" for further information. Consistent with historical practice, the Compensation and Talent Committee worked with management to determine their responsibilities and direct their work product for 2025, although the Compensation and Talent Committee was responsible for the formal approval of the work plans. Meridian received no compensation for other services provided to the Company in 2025, and the Compensation and Talent Committee determined there were no conflicts of interest raised by the work of Meridian in 2025.



Mergers and Acquisitions Committee

2025 Meetings: 4

Members: Chuck Kummeth (Chair) • Dave Heinzmann • Ron Hundzinski

Information:

The responsibilities and activities of the Mergers and Acquisitions Committee are described in detail in its charter.

Responsibilities:

The Mergers and Acquisitions Committee's primary duties and responsibilities include:

– Reviewing the Company's strategy regarding mergers, acquisitions, investments and dispositions at least annually

– Reviewing annual corporate plans, goals and objectives relevant to the achievement of the Company's strategy and growth aspirations, and performance in executing such plans

– Reviewing, approving or making recommendations to the Board to approve, as appropriate, proposed mergers, acquisitions, investments or dispositions

– Together with Board, overseeing certain post-closing integration matters and analyses of such transactions



Nominating and Corporate Governance Committee

2025 Meetings: 4

Members: Sophie Desormière (Chair) • John Stacey • Ken Washington

Information:

The responsibilities and activities of the Nominating and Corporate Governance Committee are described further in this proxy statement and in its charter.

Responsibilities:

The Nominating and Corporate Governance Committee's primary duties and responsibilities include:

– Evaluating the current directors, as well as any candidates nominated or recommended by shareholders, and recommending the nomination of directors for election or appointment

– Oversight of director onboarding process and continuing director training and development

– Reviewing periodically the Code of Business Conduct and Ethics

– Reviewing and recommending appropriate changes to, and overseeing compliance with, the Company's charter documents and key governance policies (including the Corporate Governance Guidelines) and implementation matters on a periodic basis

– Overseeing the annual self-evaluation process of the Board and Board Committees

– Reviewing director independence and Board Committee membership criteria

– Reviewing shareholder proposals regarding the nomination or appointment of directors or sustainability matters, and overseeing shareholder engagement on related matters

– Overseeing and reviewing the Company's development, implementation and reporting on programs related to matters of corporate responsibility and sustainability, including addressing short- and long-term trends and impacts to the Company's business from sustainability issues

– Reviewing certain governance disclosures and proposals in the Company's proxy statement and other reports filed with or furnished to the SEC



Technology Committee

2025 Meetings: 3

Members: Ken Washington (Chair) • Sophie Desormière • Dave Heinzmann • Chuck Kummeth

Information:

The responsibilities and activities of the Technology Committee are described in detail in its charter.

Responsibilities:

The Technology Committee's primary duties and responsibilities include:

– Reviewing, evaluating and making recommendations regarding the Company's technology roadmap, including research and development activities

– Monitoring the performance of the Company's technology development in support of its overall business strategy

– Overseeing the development and use of technology in current and potential future products, including the long-term strategic goals of the Company's research and development initiatives

– Assessing the Company's risks associated with new product technology or significant innovations to existing product technology, including cybersecurity risks

– Providing guidance and making recommendations to the Board regarding innovation or technology-related products, investments or acquisitions that require Board approval

– Reviewing with management and consultants comprising the technology advisory committee certain new technologies and processes as well as industry and competitive trends that may impact the Company

KEY OVERSIGHT BY BOARD AND BOARD COMMITTEES

Oversight of Operations and Strategy

The Board actively oversees our long-term business strategy and strategic priorities, as well as management's execution thereof. Recognizing that strategic oversight is one of its most critical responsibilities, strategic oversight is embedded in the Board's agenda throughout the year. The Company's senior management team, consisting of the President and CEO and all of his direct reports, holds periodic meetings to review the Company's strategy and the implementation thereof. The Board receives updates from management and discusses various elements of the strategy at each Board meeting and dedicates meetings periodically to focus solely on strategy. The Board works closely with senior management to evaluate performance, assess competitive positioning, and guide long-term objectives within the industries in which we operate as well as potential new industries. The Board also has engaged third parties that advise on internal and external competitive dynamics. In addition, management coordinates the opportunity for directors to travel to key facilities to meet with local management and obtain a firsthand look at the Company's operations.

The Board further understands its role in being good stewards of our business and shareholders' capital. The Board annually discusses with management and approves our budget, including capital expenditures, research and development expense and other capital allocation matters, all of which are linked to our long-term strategic priorities and value creation. The Board also approves significant transactions and operational matters, which can include financings, acquisitions or dispositions, investments and restructurings. Further, the Board seeks recommendations from the Technology Committee related to the performance of the Company's technology and related research and development in support of its overall business strategy.

Risk oversight, as more fully described below, is fully integrated into the Board's strategic responsibilities. The Board regularly reviews significant enterprise-level and operational risks, and risk oversight responsibilities are shared between the full Board and the Board Committees.

The Board's effectiveness in strategic and risk oversight is strengthened by the broad range of backgrounds and deep industry expertise of the directors. This integrated and proactive approach supports the Company's agility, resilience, and long-term success in a rapidly evolving environment.

Oversight of Risk

The Board oversees the Company's risk management directly and through Board Committees:

Full Board	– General risk management oversight, including reputational risks, crisis management and macroeconomic and geopolitical risk (such as supply chain challenges, tariffs, the impact of various global conflicts, inflation, and labor disruption), industry and product and technology evolution, employee safety, product safety and quality controls – Reviews and approves an annual business plan and reviews long-term strategy, and engages third parties that advise on internal and external competitive dynamics – Reviews business developments, business plan implementation, liquidity and financial results – Reviews management succession planning, and assists the Compensation and Talent Committee in oversight of management performance reviews and development initiatives – Oversees capital spending, financings and cash management, as well as significant mergers, acquisitions and divestitures (including, in 2025, the agreement to acquire Modine Performance Technologies) – Reviews developments in shareholder activism and the potential impact on the Company at least annually, including, from time to time, engagement with a national investment bank – Interacts with senior business leaders, with access to other key employees – Conducts focused sessions on emerging topics – Directors available for shareholder engagement
Audit Committee	– Oversees significant financial risk exposures (including financing arrangements, credit, liquidity, legal, regulatory, tax matters and other contingencies), accounting and financial reporting, the internal audit function, and the legal, regulatory and ethical compliance functions (including overseeing the ethics/whistleblower hotline) – Oversees disclosure controls and procedures and internal control over financial reporting, as well as internal controls related to cybersecurity incidents and reporting and sustainability reporting – Oversees the enterprise risk management process, including review of the annual results thereof, and reviews related exposures and trends in the business on a quarterly basis

	– Regularly consults with our independent registered public accounting firm and internal audit function regarding risk management controls
	– Reviews the cybersecurity risk management program, risks and related metrics, any material cybersecurity incidents and data breaches, and oversees the Company's plans to mitigate cybersecurity and data privacy risks, respond to data breaches or ransomware and meet disclosure requirements
	– Reviews and monitors the use of derivatives, including for foreign currency
	– Monitors insurance and self-insurance policies
Compensation and Talent Committee	– Responsible for executive officer compensation and its alignment with our shareholders, strategy and operations, including through peer group benchmarking
	– Administers the CEO performance evaluation with input from the independent directors and oversees the evaluation of other executive officers
	– Reviews compensation plans generally and the related incentives, risks and risk mitigation efforts (including key policies, such as the Clawback Policy and the objective adjustment policies for incentive plans)
	– Oversees human capital management, including talent acquisition, retention, succession planning, talent development and training, employee engagement, total rewards offerings, corporate culture and belonging
	– Directors available for shareholder engagement on compensation matters
Nominating and Corporate Governance Committee	– Oversees the Company's governance policies (including the Corporate Governance Guidelines and Code of Business Conduct and Ethics), Board structure, leadership and independence, Board Committee composition, and the annual self-evaluation process of the Board and Board Committees
	– Considers requisite director qualifications, skills and experience necessary for directors to oversee critical matters, including alignment with long-term strategy, operations and risk
	– Oversees director onboarding process and continuing training on core and emerging issues
	– Leads efforts with Chair of the Board, management and national search firm to address long-term recruiting and director succession planning needs, and oversees the ad hoc Search Committee that implements a specific director search process
	– Oversees the Company's sustainability program and reporting thereof, including review of significant risk exposures related to such reporting and receives regular reports regarding the Company's corporate social responsibility efforts
	– Oversees the Company's conflict of interest process and remediation of Code of Conduct matters (including matters reported through the ethics/whistleblower hotline)
	– Directors available for shareholder engagement on governance matters
Mergers and Acquisitions Committee	– Oversees activities related to mergers, acquisitions, investments and dispositions, including strategy, implementation, integration and post-closing analysis
	– Approves transactions or reviews and recommends to the Board for approval
Technology Committee	– Oversees the development and use of technology in current and potential future products, including the long-term strategic goals of the Company's research and development initiatives
	– Assesses the Company's risks associated with new product technology or significant innovations to existing product technology, including risks related to cybersecurity and AI
	– Collaborates with consultants on technology advisory committee to gain additional market insights

Enterprise Risk Management

The Audit Committee oversees our approach to enterprise risk management, which is designed to work across our global business to identify, assess, govern and mitigate significant risks. The Internal Audit leader, who reports administratively to our Chief Financial Officer and directly to the Audit Committee, leads regular activities throughout the year and an annual risk assessment process. As part of the regular activities, the Internal Audit leader interviews identified risk managers at least quarterly. Through this process, risks are identified and then prioritized based on quantitative and qualitative factors that consider the likelihood and impact of the risk on our operations, current objectives and long-term strategies. In the annual process, certain members of management align on the most significant risks and then identify risk owner(s) for each risk among such members of management to oversee risk mitigation plans.

Remaining risks are subject to various levels of internal monitoring through the regular activities. The Internal Audit leader reports on risks, including new and emerging risks, risks that are escalating and de-escalating and risks being monitored to the Audit Committee on a quarterly basis.

Overall results of the annual process are reported to and discussed with the Audit Committee annually as well as selectively on an ongoing basis in the quarterly reports. The Audit Committee provides updates to the Board at each quarterly meeting and at least annually with respect to the annual risk assessment process.

Acquisition of Modine Performance Technologies

On January 29, 2026, the Company entered into an agreement with Modine Manufacturing Company to acquire its Performance Technologies business ("Modine Performance Technologies"). Discussions evaluating and planning for this transaction and various negotiations took place throughout the second half of 2025 and early 2026, during which the Board met regularly to consider the transaction. Certain members of the management team, in consultation with outside advisors and legal counsel, provided frequent updates to the Board regarding the key issues relating to the transaction and preparations thereof. The Board, upon considering all relevant information presented to it, supported the Company's pursuit of the opportunity, approved the transaction and authorized management to enter into definitive agreements.

Cybersecurity

The Board holds oversight responsibility for the Company's strategy and risk management, including material risks, related to information technology, cybersecurity threats and data privacy matters. This oversight is executed directly by the Board and through Board Committees. Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

The Audit Committee oversees the quality and effectiveness of the control and enterprise risk management processes of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee receives reports and engages in regular discussions with management regarding the Company's significant financial risk exposures and the measures implemented to monitor and reasonably manage these risks, including those that may result from material cybersecurity threats. These discussions include the Company's enterprise risk assessment and risk management policies. The Audit Committee also receives reports on material cybersecurity and data privacy incidents (if any), which would include plans to mitigate and respond to such incidents, and status on key information security initiatives.

The Technology Committee oversees the management of risks associated with the Company's products and technologies, including cybersecurity risks related to new product technologies or significant innovations to existing product technologies, in accordance with its charter.

Succession Planning and Talent Management Planning

The Board engages in an annual succession planning process to understand our readiness and the related transition risks for an unplanned loss or an imminent planned transition of one or more key employees. Additionally, the Board and Compensation and Talent Committee, through its oversight of human capital management, identify the Company's high potential talent and oversee key strategies in talent attraction, development, and retention. The Board has regularly reviewed CEO succession planning separately with each of the CEO and the Chief Human Resources Officer, as well as in executive session. Historically, the CEO also provides quarterly reviews on each member of senior management, talent management related to succession planning for such roles, as well as potential sources of external candidates. The Board and Board Committees periodically invite senior management to make presentations at meetings as well as meet with directors in an informal setting to allow directors to form a more complete understanding of each executive's skill and character. Board members can further access management as they deem appropriate. In addition, the Board continues to engage in an evergreen director search process to promote Board refreshment.

SHAREHOLDER ENGAGEMENT

Gentherm has implemented a strategic and proactive investor relations program designed to consistently engage with current and prospective investors, research analysts and other interested parties from the capital markets. We understand the importance of communicating regularly with shareholders regarding our long-term business strategy. Our management team proactively engages with these parties throughout the year in one-on-one and group meetings, investor conferences and presentations, technology demonstrations, site visits and more. During 2025, we increased our shareholder engagement efforts through a series of activities focused on introducing our new CEO and CFO to the investment community and communicating refinements to our business strategy.

The Board receives regular feedback from management regarding investor sentiment, institutional investor voting and governance policies, and trends in stakeholder issues, which informs the Board's ongoing evaluation of appropriate governance and other practices.

In addition, the Board and management considered such feedback in developing the Board and Board Committee meeting agendas for 2026, reviewing our policies and disclosure of environmental and social responsibility goals and strategies. The Company remains committed to proactively and regularly engaging with our investors and keeping an open dialogue to ensure we understand their perspectives.

SHAREHOLDER COMMUNICATION WITH THE BOARD

The Board values dialogue with our shareholders and welcomes shareholder feedback and perspectives. Shareholders wishing to send communications directly to the Board or to a specific director are asked to send those communications to Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377. Shareholders sending communications should clearly mark them as intended for delivery to the Board or to a specific director. The Corporate Secretary has been instructed by the Board to screen each communication so received only for the limited purposes of ascertaining (A) whether the communication is indeed from a shareholder and (B) whether the communication relates to the Company. The Corporate Secretary will promptly forward copies of all such communications that pass this limited screening to each director, in the case of communications to the entire Board, or to the director addressee.

If a shareholder's communication to the Board involves or concerns the Corporate Secretary, or if a shareholder has another appropriate reason for communicating to the Board through a means other than through our corporate secretary, the shareholder should send the communication to the attention of either the Company's President or the Chair of the Board, in either case at the address above. Any such communication should clearly state that it is a shareholder communication and the reason it was not delivered to the Corporate Secretary for further delivery to the Board.

EXECUTIVE OFFICERS

The executive officers of the Company serve at the pleasure of the Board. The executive officers of the Company as of April 1, 2026 are set forth below. In March 2026, the Company implemented changes to executive roles in connection with a change in its operating model and therefore, certain NEOs in this proxy statement are not included in the list of executive officers below.

Name	Age	Title
Bill Presley	56	President and Chief Executive Officer
Jon Douyard	46	Executive Vice President, Chief Financial Officer and Treasurer
Wayne Kauffman	56	Senior Vice President, General Counsel and Secretary
Barb Runyon	55	Senior Vice President, Chief Human Resources Officer
Thomas Stocker	55	President, Gentherm Technologies



William (Bill) Presley

56 | President and Chief Executive Officer

See "Proposal no. 1 – 2026 Director Nominees" for biographical and other information regarding Mr. Presley.



Jonathan (Jon) Douyard

46 | Executive Vice President, Chief Financial Officer and Treasurer

Jonathan Douyard was appointed Executive Vice President, Chief Financial Officer and Treasurer of the Company in January 2025. From March 2020 to December 2024, Mr. Douyard was the Chief Financial Officer of The Shyft Group, Inc. (Nasdaq: SHYF), the North American leader in specialty vehicle manufacturing and upfit, where he played a key role in driving financial performance, generating cash flow, managing merger and acquisition activities, strengthening corporate controls and processes, and developing the finance organization. From May 2016 to March 2020, Mr. Douyard served as the Chief Financial Officer at Fluke Corporation, a leading global industrial technology company within Fortive Corporation (NYSE: FTV), previously Danaher, where he led the finance and IT functions. Mr. Douyard previously served from May 2012 to May 2016 as CFO, Commercial Systems and Services in the Sikorsky Aircraft division of United Technologies Company (NYSE: UTX) and then Lockheed Martin (NYSE: LM). Mr. Douyard also served in multiple Chief Financial Officer and financial planning roles at divisions of General Electric Company (NYSE: GE) from 2001 to 2012, and he was a graduate of its Financial Management Program and Corporate Audit Staff. Mr. Douyard received a Bachelor of Science in Finance from Bentley University, in Waltham, MA.



Wayne Kauffman

56 | Senior Vice President, General Counsel and Secretary

Wayne Kauffman was appointed Vice President, General Counsel and Secretary in July 2019 and promoted to Senior Vice President in March 2021. Prior to these roles, Mr. Kauffman served as the Chief Intellectual Property Counsel and Associate General Counsel since 2016. He began his legal career with the national IP law firm of Harness, Dickey & Pierce, P.L.C. where he was responsible for assisting clients in securing patent rights. Mr. Kauffman began his career with General Motors, where he held various positions of increasing responsibility over his 17-year tenure in vehicle manufacturing, product development and vehicle safety and integration in both the U.S. and Canada. Mr. Kauffman holds a Juris Doctor in Law from Wayne State University and a Bachelor of Science in Mechanical Engineering from Kettering University.



Barbara (Barb) Runyon

55 | Senior Vice President, Chief Human Resources Officer

Barbara J. Runyon was appointed Senior Vice President, Chief Human Resources Officer in August 2018, where she leads the overall human resources strategy, including total rewards, talent acquisition and talent management, employee engagement and human resources. Prior to joining Gentherm, Ms. Runyon worked as Vice President and Chief Human Resources Officer at La-Z-Boy Incorporated, a global leader in residential furniture, since 2015. Ms. Runyon held roles of increasing responsibility at PepsiCo/The Pepsi Bottling Group for over 14 years. She is also a member of the board of trustees of Michigan College Alliance. Ms. Runyon graduated with a Masters of Business Administration with emphasis in Organizational Development from Wayne State University and a Bachelor of Science in Human Resources from Michigan State University.



Thomas Stocker

55 | President, Gentherm Technologies

Thomas Stocker was appointed President, Gentherm Technologies in March 2026. He is responsible for growth and profitability of Gentherm Technologies and continues to serve as Managing Director of Europe, Middle East and Africa (EMEA). Previously, he served as Senior Vice President and General Manager, Europe Automotive, the Middle East and Africa (EMEA) since April 2021. Prior to that, he was Senior Vice President and General Manager, Global Automotive since September 2019. Before joining Gentherm, Mr. Stocker was the Chief Technology Officer and Head of Engineering at HENSOLDT GmbH, a global defense and security electronics company, beginning September 2018. At HENSOLDT, he led the setup of change programs that established agile and platform development to increase efficiency, time to market and quality across all functions. Prior to HENSOLDT, Mr. Stocker held several senior level business unit leadership positions at Harman International Industries, Inc., a subsidiary of Samsung Electronics Co., Ltd., from September 2013 to August 2018. These roles included responsibility for growth, profitability, and technology execution. He was the Senior Vice President and General Manager, BMW focused business unit, responsible for all global Harman and Samsung business related to BMW. Other roles at Harman included Senior Vice President and General Manager, Connected Car Asia Pacific, where he was based in Shanghai and had responsibility for China, Korea, India, and Japan for the division. He was also responsible for the Connected Car Division in Europe as Senior Vice President and General Manager, Infotainment Europe. Prior to that, Mr. Stocker held various roles of increasing responsibility at BMW where he led the execution of some of the most advanced technology for the automaker. Mr. Stocker holds a Master's degree in Electronics from Ravensburg-Weingarten University of Applied Science.

PROPOSAL NO. 2 — ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Board proposes that shareholders provide advisory (non-binding) approval of the compensation of the NEOs, as disclosed in this proxy statement in accordance with SEC rules, commonly known as a say-on-pay proposal. We recognize the interest our shareholders have in the compensation of our NEOs and we are providing this advisory proposal in recognition of that interest and as required by Section 14A of the Exchange Act.

In a non-binding advisory vote on the frequency of the say-on-pay proposal held at our 2023 annual meeting of shareholders, a majority of shareholders voted in favor of holding say-on-pay votes annually. In light of this result and other factors, the Board determined that the Company would hold advisory say-on-pay votes on an annual basis until the next required advisory vote on such frequency, which must be held no later than 2029.

The Board recommends that shareholders vote to approve the say-on-pay proposal for the reasons below.

Pay for Performance

- 65% of the 2025 target total direct compensation for our CEO was performance-based, and 50% for our other NEOs
- 66% of the 2025 target total direct compensation for our CEO was equity-based, and 46% for our other NEOs, to drive long-term growth and alignment with shareholder returns
- Our incentive plans use numerous performance metrics aligned with our business strategy, providing appropriate retention and motivation and diversifying risk associated with any metric
- Our annual cash bonus plan solely includes pre-established objective goals; in 2025, 70% of the target grant value were weighted on two key financial metrics and 30% of the target grant value was weighted on a key strategic operational goal
- In 2025, our PSUs included a relative total shareholder return ("rTSR") modifier to further align the long-term interests of NEOs and shareholders if there was significant outperformance or underperformance of our Common Stock price relative to the peer group
- Utilization of an objective adjustment policy for performance goals

Sound Program Design

- Provide a competitive total pay opportunity, annually benchmarked against a peer group and survey data (including for new hires)
- The performance metrics are reviewed annually to ensure they reflect evolving business strategies that drive long-term growth, and the utilization of metrics have evolved in recent years in practice
- An emphasis on pay-for-performance and equity compensation
- Long-term focus enhanced through multi-year performance periods of PSUs and multi-year vesting of equity
- Does not encourage unnecessary and excessive risk taking, including reasonable caps on incentive payout opportunities and effective policies (including Stock Ownership Guidelines, Equity Grant Guidelines, Clawback Policy, Securities Trading Policy and a prohibition on pledging or hedging of equity)

At the 2025 annual meeting, 93% of shareholder votes supported our advisory proposal on NEO compensation.

NEO Compensation Philosophy. As described in detail in "Compensation Discussion and Analysis," our compensation program is designed to attract, motivate, and retain the NEOs, who are critical to our success, and to ensure alignment of such persons' interests with those of our shareholders. Under this program, the NEOs are rewarded for their service to the Company, the achievement of specific performance goals and the realization of increased shareholder value. We believe our compensation programs also are structured appropriately to support our business objectives, as well as to support our culture. The Compensation and Talent Committee regularly reviews the compensation programs for the NEOs to ensure the fulfillment of our compensation philosophy and goals.

Refined Compensation Design and Structure. Our 2025 NEO compensation program reflected a substantial continuation of our 2024 program design, with revisions to certain performance-based metrics in the incentive plans to further align the core financial metrics with shareholder interests and to drive performance in our strategic focus areas. The Compensation and Talent Committee believes that it established reasonable target total compensation for the NEOs based on appropriate benchmarking and other relevant considerations and ensured that performance-based compensation represented a significant portion of target total compensation. See "Compensation Discussion and Analysis" and the "Named Executive Officer Compensation Tables" for additional details about the NEO compensation program for 2025.

New Hire and Make Whole Compensation. In January 2025, Bill Presley and Jon Douyard were appointed as President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Treasurer, respectively. In connection with their hirings, the Compensation and Talent Committee, in consultation with its independent compensation consultant, conducted market reviews and benchmarking to inform negotiations in establishing their compensation arrangements through the offer letters. In addition to annual compensation matters, the Compensation and Talent Committee agreed to certain make whole cash and equity compensation in partial replacement of each executive foregoing a cash bonus and certain vesting and earning of equity awards. The Compensation and Talent Committee believes that the compensation arrangements provided to each of Messrs. Presley and Douyard are reasonable and were necessary to induce their hiring with the Company. See "Compensation Discussion and Analysis" and the "Named Executive Officer Compensation Tables" for additional details about the make whole compensation arrangements.

Resolution for Approval. We are asking our shareholders to indicate their support for NEO compensation as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2026 annual meeting of shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

Advisory Vote. The say-on-pay vote is advisory and therefore not binding on the Company, the Compensation and Talent Committee or the Board. We value the opinions of our shareholders, and to the extent there is any significant vote against the compensation of the NEOs for 2025, we will consider our shareholders' concerns, and the Compensation and Talent Committee will evaluate whether any actions are necessary to address those concerns.



The Board recommends a vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the rules of the SEC

COMPENSATION DISCUSSION AND ANALYSIS

Table of Contents

This section of the proxy statement explains our compensation philosophy, design, objectives and goals of the NEO compensation program as well as the decisions made for 2025 with respect to each of the NEOs. This section also provides certain other information as additional context for the "Named Executive Officer Compensation Tables" that follow.

The NEOs for 2025 and their titles during such period were:

Name	Title
Bill Presley	President and Chief Executive Officer
Jon Douyard	Executive Vice President, Chief Financial Officer and Treasurer
Thomas Stocker	Senior Vice President and General Manager, Europe Automotive
Jaymi Wilson	Senior Vice President and General Manager, North America Automotive, Global Sales and Marketing
Vishnu Sundaram	Senior Vice President, Chief Technology Officer

In this Compensation Discussion and Analysis, we refer to the Compensation and Talent Committee as the "Committee."

All cash payments reported for Mr. Stocker were paid in Euros and were converted to U.S. Dollars for purposes of this section. For comparability and to better evaluate decisions made for 2025, we neutralized the impact of exchange rates for this section and have used the 2025 average exchange rate of EUR 1 = 1.19 USD for all periods presented. However, for the Named Executive Compensation Tables, we used such conversion rate for 2025 dollar amounts, and we used the 2024 average exchange rate of EUR = 1.05 USD for 2024 dollar amounts and the 2023 average exchange rate of EUR = 1.09 USD for 2023 dollar amounts. Therefore, changes between 2025, 2024 and 2023 will be different among the sections.

EXECUTIVE SUMMARY

Compensation Governance

The Compensation and Talent Committee utilizes the compensation policies and practices set forth below to support the implementation of its compensation philosophy for NEO compensation.

What We Do	Key oversight and decision-making led by independent Compensation and Talent Committee, with support of an independent compensation consultant
	Annually evaluate peer group and review benchmarking and broad industry market data
	Set objective Company performance metrics in annual cash bonus plan and PSUs, with evolving metrics and weighting aligned with Company strategy and shareholders
	Utilize formal objective adjustment policy for incentive programs, and provide transparent disclosure on annual implementation
	Provide significant performance-based compensation with fixed payout caps, at-risk compensation and long-term performance periods for PSUs
	Implement stock ownership guidelines applicable to our executive officers and directors
	Offer annual say-on-pay shareholder vote and shareholder outreach on NEO compensation matters
	Conduct annual compensation risk assessment, reviewed by the Compensation and Talent Committee to confirm no undue risk in compensation programs of the Company
	Utilize clawback policy for financial restatements applicable to executive officers
	Designed 2023 Equity Plan to reasonably balance stakeholder interests
	Administer Equity Grant Guidelines for annual and one-time equity grants
	Maintain a Securities Trading Policy to reduce trading risk and liability
What We Don't Do	No repricing or replacing underwater stock options and SARs
	No hedging and pledging, and no using speculative derivatives
	No single-trigger change in control benefit for any NEO
	No excise tax gross-up benefits upon a change in control
	Historically no guaranteed bonuses, excluding new hire bonuses
	Historically no adjustments to long-term performance metrics in outstanding equity awards in spite of certain impacts from macroeconomic and geopolitical challenges that were not in our control

Compensation Philosophy

The compensation program for NEOs is designed to attract, motivate and retain qualified executives and to provide them incentives to achieve or exceed the Company's annual operational, financial and strategic goals and increase long-term shareholder value. The NEO compensation program is structured appropriately to support our business objectives, as well as our performance-based culture with 65% of the 2025 target total direct compensation for our CEO and 50% for our other NEOs being performance-based. The Committee regularly reviews the NEO compensation program to ensure the fulfillment of our compensation philosophy and goals.

2025 NEO Compensation Program – Majority Of Target Compensation At Risk

In the first quarter of 2025, the Committee approved the design of our 2025 NEO compensation program, described further below. The Committee approved revisions to the incentive plans that continue the journey of aligning NEO compensation with shareholder interests as well as driving performance in the Company's strategic focus areas. The changes allow the management team to continue to refine its focus on core financial metrics that bring shareholder value over the short-term and long-term.

The following charts show the mix of target pay for the NEOs (base salary, target bonus and target equity awards) in 2025[1].



| | 2025 CEO Target Compensation | 2025 Other NEO Avg. Target Compensation |

(1)   Excludes perquisites and other personal benefits provided to the NEOs (disclosed under "All Other Compensation" in the Summary Compensation Table for 2025). Also excludes make whole compensation paid to Messrs. Presley and Douyard.

(2)   Based on target grant values determined by the Committee, which were divided by the 30-trading day average closing price of our common stock ending on the day immediately preceding the grant date to determine the target PSUs and actual RSUs awarded.

New Hire Compensation for CEO and CFO

Messrs. Presley and Douyard were newly appointed effective as of January 1, 2025. Messrs. Presley and Douyard each entered into an offer letter with the Company in the fourth quarter of 2024, which established each person's target total direct compensation for 2025. In addition, each offer letter provided for make whole cash and equity compensation, which served as a partial replacement of foregoing a cash bonus and certain vesting and earning of equity awards from the prior employer. See "Named Executive Officer Compensation Tables–Narrative Discussion of Summary Compensation Table and Narrative Discussion Of Grants of Plan-Based Awards in 2025" for information regarding the make whole cash and equity compensation granted to Messrs. Presley and Douyard, including vesting and termination repayment provisions.

Name and Principal Position	2025 Target Total Direct Compensation			Make Whole Compensation[1]	
	Salary ($)	Target Bonus (% of Base Salary)	Annual Equity Grant Value ($)[2]	Bonus ($)[3]	RSU Grant Value ($)[4]
Bill Presley President and Chief Executive Officer	950,000	125	4,000,000	2,700,000	4,700,000
Jon Douyard Executive Vice President, Chief Financial Officer and Treasurer	600,000	80	1,100,000	1,300,000	2,000,000

(1) Subject to specified termination repayment terms, as set forth in their respective offer letters.

(2) Mr. Presley's annual equity grant value was delivered in PSUs (target PSUs weighted at 70% of grant value) and RSUs (weighted at 30% of grant value). Mr. Douyard's annual equity grant value was delivered in PSUs (target PSUs weighted at 60% of grant value) and RSUs (weighted at 40% of grant value).

(3) Paid in two equal installments. Mr. Presley's first and second installments were paid in January and December 2025, respectively. Mr. Douyard's first and second installments were paid in March and July 2025, respectively.

(4) Vesting pro rata annually on each of the first three anniversaries of the grant date, which was February 24, 2025.

The make-whole awards granted to Messrs, Presley and Douyard in 2025 were one-time awards intended to replace compensation forfeited upon leaving their prior employers and are not considered part of their ongoing annual compensation. To determine their 2026 target pay, the Committee utilized their target total direct compensation in 2025 in the table above, together with reviewing market data and other ordinary course factors used to establish target total direct compensation for other NEOs on an annual basis. References to Messrs. Presley's and Douyard's target total direct compensation, and each of the components thereof, for 2025 in this proxy statement exclude the make whole cash and equity compensation, unless expressly stated otherwise.

Summary of 2025 Target Compensation for Other NEOs

The Committee approved the following target compensation for other NEOs in 2025:

BASE SALARY	ANNUAL BONUS	EQUITY AWARDS
No changes in base salaries for other NEOs in 2025	No changes in target bonus (as % of base salary) for other NEOs in 2025	Set the target grant values for other NEOs to align with lower target grant values used in 2023 and to align with market

2025 NEO Compensation Program Overview

The key elements of our NEO compensation program for 2025 were as follows:

Fixed

Base Salary
- Based on experience, responsibilities, market and internal pay equity
- Annual review focused on merit, promotion and market

At Risk

Cash-based

Annual Cash Incentive
- Target bonus calculated as a percentage of base salary
- Subject to periodic review, generally for increased responsibilities, retention and market
- Maximum payout subject to reasonable cap (200% of target)
- One-year performance period

Performance Components
- Adjusted EBITDA (50%)
- New Business Wins (30%)
- Adjusted Free Cash Flow Conversion (20%)

Equity-based

Performance Stock Units (PSUs)
- Target grant value based on the executive's position, responsibilities and market
- Metrics streamlined from prior year
- Maximum payout subject to reasonable cap (250% of target, including impact of modifier)
- Weighted 60% (70% for CEO) of grant value for equity awards
- Three-year performance periods

Performance Components
- Annual and Three-year Growth in Adjusted EBITDA Margin (75% of grant value of target PSUs)
- Year-Over-Year Revenue Growth (25% of grant value of target PSUs)
- Relative TSR Modifier that can adjust total PSU payout by +/- 25%
- Cliff vesting for any earned PSUs

Restricted Stock Units (RSUs)
- Target grant value based on the executive's position, responsibilities and market
- Weighted 40% (30% for CEO) of grant value for equity awards
- Three-year ratable annual vesting

The say-on-pay proposal at our 2025 annual meeting regarding the compensation of NEOs in 2024 received 93% approval. Accordingly, the Compensation and Talent Committee did not make significant changes to the NEO compensation program, policies or practices based on such vote.

2025 COMPENSATION DETERMINATIONS

Base Salary

In 2025, each NEO received an annual base salary paid in cash. The Committee reviews the base salaries of the NEOs on an annual basis and sets base salaries accordingly following such review, although the base salaries of Messrs. Presley and Douyard in 2025 were set forth in their respective offer letters with the Company. For 2025, the Committee determined not to increase the base salaries of the other NEOs (and all Executive Committee members), in order to align base pay determinations of the NEOs with the Company's full workforce, which generally received reduced increases as precaution in anticipation of volatility within the automotive industry.

The following table sets forth the annual base salary rate in effect for the NEOs beginning April 1, 2024 and 2025, respectively.

Element	April 2024 ($)	April 2025 ($)	Increase (%)
Bill Presley	–	950,000	–
Jon Douyard	–	600,000	–
Thomas Stocker[1]	567,725	567,725	–
Jaymi Wilson	467,208	467,208	–
Vishnu Sundaram	484,100	484,100	–

(1) Mr. Stocker is paid in Euros and there was no change to his base salary rate in Euros. Both periods were calculated using the 2025 average exchange rate of EUR 1 = 1.19 USD.

Senior Level Bonus Plan - Cash Bonus

Under the bonus plan for senior level management, including all executive officers, participants earn cash bonuses up to capped amounts based on the achievement of a combination of financial performance metrics and strategic goals for the full year (the "Senior Level Bonus Plan"). The Committee reviews and approves each of the target bonuses (as a percentage of base salary) for the NEOs, generally consistent with the process used to determine base salaries. For NEOs who begin employment with the Company during a year, annual performance bonuses are prorated based on the number of days worked during such year.

2025 SENIOR LEVEL BONUS PLAN. The Senior Level Bonus Plan for 2025 was approved by the Committee in March 2025 (the "2025 Senior Level Bonus Plan"). Pursuant to the 2025 Senior Level Bonus Plan, participants earn cash bonuses up to capped amounts based on the achievement of a combination of financial performance metrics and strategic operational goals for the full year.

2025 target bonuses (as a percentage of base salary) were set at 125% for Mr. Presley and 80% for Mr. Douyard upon their hirings and remained unchanged from the prior year at 70% for other NEOs. Each executive officer's maximum bonus opportunity in 2025 was 200% of target bonus.

In 2025, the Committee approved revisions to the annual incentive plan to revise the performance metrics utilized and to adjust the weighting of the performance metrics. Specifically, the Committee determined to replace the Revenue and Strategic Goal portions of the annual incentive plan with Adjusted Free Cash Flow Conversion and New Business Wins, respectively, to drive focus on converting earnings into cash available for investment and securing business for future growth.

In setting target goals for each performance metric for 2025, the Committee substantially relied upon budget guidance as well as externally communicated guidance where applicable, each of which reflected significant uncertainty and challenges within the automotive industry and the macroeconomic environment generally. Specifically, in providing its initial external guidance for 2025 as of goal setting, management noted that the Company expected light vehicle production in its key markets would decrease at a low single digit rate compared to 2024, that its Adjusted EBITDA margin would be negatively impacted due to manufacturing footprint optimization projects during the year, and that there was significant uncertainty around potential changes to tariffs.

The three performance goals pay out independently, each with a payout at threshold (50%), target (100%) and maximum (200%), and interpolation for achievement in-between.

COMPANY PERFORMANCE METRICS. The three performance metrics reflect the Company's focus on new business, cash flows and profitable operations.



2024 Senior Level Bonus Plan

Strategic Goals **20%**
Revenue **40%**
Adj. EBITDA **40%**

2025 Senior Level Bonus Plan

New Business Wins **30%**
Adj. Free Cash Flow Conversion (as a % of Adj. EBITDA) **20%**
Adj. EBITDA **50%**

				($ In Millions)			
Metric	**Weighting at Target (%)**	**Rationale**	**Period**	**Threshold (50% Payout)**	**Target (100% Payout)**	**Maximum (200% Payout)**	**Previous Year Actual Unadjusted**
Adjusted EBITDA[1]	50	Supplemental measure of the Company's operational performance	Full year goal	$168	$180	$195	2024: $182.9
New Business Wins[2]	30	Indication of future revenue	Full year goal	$1,500	$2,000	$2,500	2024: $2,400
Adjusted Free Cash Flow Conversion[3]	20	Supplemental measure of efficiently generating revenue and growing value	Full year goal	26%	30%	37%	—

(1) Adjusted EBITDA is defined as earnings (losses) before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock based compensation expenses, and other gains and losses not reflective of the Company's ongoing operations and related tax effects, including transaction expenses, debt retirement expenses, impairment of assets held for sale, impairment of goodwill, gain or loss on sale of business, restructuring expense, net, unrealized currency gain or loss, and unrealized revaluation of derivatives. For a reconciliation of Adjusted EBITDA to net income, see our earnings release for the fourth quarter and full year ended December 31, 2025 furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on February 19, 2026.

(2) New Business Wins is defined as (i) for the Automotive business, the aggregate projected lifetime revenue of new Automotive business awards provided by customers to the Company in the performance period, with the value based on the price and volume projections received from each customer as of the award date, (ii) for the Medical business, Medical orders obtained within the performance period, and (iii) for the business in any other industry, the aggregate projected revenue of new awards provided by customers within the performance period.

(3) Adjusted Free Cash Flow Conversion (as a percentage of Adjusted EBITDA) is defined as (i)(A) cash flow from (provided by) operating activities (excluding cash restructuring costs and other gains and losses not reflective of the Company's ongoing operations) plus (B) proceeds from asset sales less (C) capital expenditures, divided by (ii) Adjusted EBITDA (as defined for the 2025 Senior Level Bonus Plan). The Company did not disclose this metric prior to 2025.

COMPANY FINANCIAL PERFORMANCE IN 2025. The Company's achievement of the 2025 performance goals and the resulting payout for such weighted factor is set forth below.

– Adjusted EBITDA (50% weighting) was $174.1 million, which corresponded to achievement between threshold and target and a 75.5% payout.

– New Business Wins (30% weighting) was $2,293.2 million, which corresponded to achievement between target and maximum and a 158.6% payout.

– Adjusted Free Cash Flow Conversion (20% weighting) was 50.3%, which corresponded to achievement above maximum and a 200% payout.

OBJECTIVE BONUS ADJUSTMENT POLICY. The Committee adopts an objective adjustment policy each year concurrent with approving the bonus plan to address the following unusual or extra-ordinary events (to the extent not already captured in the applicable definitions of the metrics), without limiting the Committee's ability to apply adjustments in its discretion, under the bonus plan. The 2025 adjustment policy outlined a consistent and reasonable approach for the Committee's decisions related to the following events: certain acquisitions, investments, ventures and divestitures not accounted for in establishing performance goals for the performance period nor in the definition of the applicable performance metric; restructuring costs; regulatory changes; accounting rule changes; changes in foreign exchange rates; and other items of an unusual nature that infrequently occur.

In 2025, the only adjustments for the 2025 Senior Level Bonus Plan related to changes in foreign exchange rates in accordance with the policy.

2025 EARNED BONUS. The 2025 earned bonus for each NEO is set forth below.

Name	Base Salary ($)	X	Bonus Target as % of Base Salary (%)	X	Earned Bonus (%)	=	Earned Bonus ($)
Bill Presley	950,000		125		125.3		1,487,938
Jon Douyard	600,000		80		125.3		601,440
Thomas Stocker[1]	567,725		70		125.3		497,952
Jaymi Wilson	467,208		70		125.3		409,788
Vishnu Sundaram	484,100		70		125.3		424,604

(1) Amounts reported in this table for Mr. Stocker were converted from Euros to U.S. Dollars using the 2025 average exchange rate of EUR 1 = 1.19 USD.

We pay bonuses approximately two months after the end of the applicable performance period. Unless the Committee provides for an exception, a participant must be employed on the bonus payment date to receive a bonus.

Equity Awards – A Strong Pay-For-Performance Focus (PSUs), With Objective Company Performance Measures, Balanced With Long-Term Time-Based Awards (RSUs)

ANNUAL GRANTS. Equity awards represent a significant portion of the NEOs' compensation, as the Committee continues to regard increasing long-term shareholder value as senior management's primary objective. Our long-term incentive program for senior level participants, including all executive officers, was initially approved in 2018. Generally, the size of the awards depends on the executive's position and current salary, competitiveness in the market, internal pay equity, and other subjective factors deemed relevant by the Committee. We have granted the annual equity awards during the first quarter since 2019.

The 2025 equity awards included 60% of grant value being delivered via target PSUs and 40% being delivered via RSUs for all NEOs excluding Mr. Presley. In 2025, Mr. Presley's equity awards included 70% of grant value being delivered via target PSUs and 30% being delivered via RSUs.

PERFORMANCE-BASED RESTRICTED STOCK UNITS (PSUs). A target number of PSUs was granted to each NEO. PSUs ultimately are earned and vest based on three Company performance metrics, and any PSUs earned on any portion of the award vest after the three-year performance period.

In 2025, the Committee approved a substantially similar PSU program as the prior year, except that the Committee determined to replace the Relative Revenue Growth performance metric with an absolute Revenue Growth performance metric, which continued to be weighted at 25%. The Committee believes this change will better reflect the Company's ability to convert new business wins into revenue over the long-term, which better aligns the NEO PSU program with shareholder interests. The performance metrics align with our focus on overall sales growth, strong margins, profitable operations and relative stock price performance.



2024 LTI Performance Metrics
Relative Revenue Growth 25%
Adj. EBITDA Margin 75%
Relative TSR modifier has the potential to impact overall performance +/- 25%
2025 LTI Performance Metrics
Absolute Revenue Growth 25%
Adj. EBITDA Margin 75%
Relative TSR modifier has the potential to impact overall performance +/- 25%

Metric	% of Grant Value of Target PSUs	Definition
Annual and Three-year Expansion of Adjusted EBITDA Margin	75%	Growth in (1) earnings (losses) before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock-based compensation expense, and other gains and losses not reflective of the Company's ongoing operations and related tax effects (as determined by the Committee, in its sole discretion), including transaction expenses, debt retirement expenses, impairment of assets held for sale, gain or loss on sale of business, restructuring expense, unrealized currency gain or loss and unrealized revaluation of derivatives, divided by (2) revenue, each for the same performance period. All performance goals are established at the beginning of the performance period. The Committee pre-establishes annual performance goals for 2025 and 2027. In addition, growth targets are established for 2026 and 2027 using a "constant growth" model, under which each year's target reflects a fixed growth rate applied to the prior year's actual results.
Year-over-year Revenue Growth	25%	Measures the Company's growth of absolute revenue over three years and reflects the Company's ability to convert new business wins into revenue over the long-term. All performance goals are established at the beginning of the performance period. The Committee pre-establishes annual performance goals for 2025 and 2027. In addition, growth targets are established for 2026 and 2027 using a "constant growth" model, under which each year's target reflects a fixed growth rate applied to the prior year's actual results.
Relative TSR (*modifier*)	+/- 25%	Performance modifier that can increase or decrease the total payout of target PSUs by 25% if Relative TSR performance is at or above the 75th percentile or is below the 25th percentile relative to peer companies, respectively. Defined as stock price appreciation plus reinvested dividends, versus an established peer group at the end of three full years. To avoid drastic impact of a single day of trading, for purposes of 2025 awards, the beginning stock price is equal to the 20-trading day average closing stock price of the Common Stock

	immediately preceding the first day of the performance period (January 1, 2025) and the ending stock price is equal to the 20-trading day average closing price for the Common Stock on the last day of the performance period (December 31, 2027).

RELATIVE TSR COMPARISON GROUP. The Committee selected the following companies for Relative TSR comparison purposes, with advice from Meridian. The companies chosen reflect companies that are impacted by the same external economic forces as Gentherm. Specifically, companies were identified based on their industry and the correlation of their stock price movement with Gentherm. Given that this comparison group is used for purposes of measuring Relative TSR performance, and not for setting target pay levels, company size was not used as a factor in determining the comparison group. The 2025 Related TSR peer group was consistent with 2024 and has been generally consistent since it was first utilized in 2018.

Adient plc	American Axle & Manufacturing Holdings, Inc.	Aptiv PLC
BorgWarner Inc.	Cooper-Standard Holdings Inc.	Dana Incorporated
Dorman Products, Inc.	Ford Motor Company	Fox Factory Holding Corp.
General Motors Company	Gentex Corporation	LCI Industries
Lear Corporation	Magna International Inc.	Modine Manufacturing Company
Motorcar Parts of America, Inc.	Sensata Technologies Holding plc	Standard Motor Products, Inc.
Stoneridge, Inc.	The Goodyear Tire & Rubber Company	THOR Industries, Inc.
Visteon Corporation	Winnebago Industries, Inc.	

TIME-BASED RESTRICTED STOCK UNITS (RSUs). RSUs vest ratably over three years, with one third of RSUs vesting on each anniversary of the grant date.

2025 ANNUAL EQUITY TARGET GRANT VALUES. The Committee determined the target grant values for equity granted in 2025 primarily based on peer group or survey data for similar positions, retention needs and continued alignment with the strategic plan, as well as the executive's current position and salary. Following a one-time increase in the target grant values for the NEOs in 2024, the Committee determined to set the target grant values for 2025 to the target levels established in 2023. The values listed below represent the target grant values approved by the Committee and differ from the actual grant date fair values reported in the Summary Compensation Table for 2025.

Element	Target PSUS Adjusted EBITDA Margin ($)	Target PSUS Absolute Revenue Growth ($)	RSUS ($)	Target Total Values ($)
Bill Presley	2,100,000	700,000	1,200,000	4,000,000
Jon Douyard	495,000	165,000	440,000	1,100,000
Thomas Stocker	315,000	105,000	280,000	700,000
Jaymi Wilson	315,000	105,000	280,000	700,000
Vishnu Sundaram	270,000	90,000	240,000	600,000

The target grant values were divided by the 30-trading day average closing price of our common stock ending on the day immediately preceding the grant date to determine the number of target shares of PSUs and the actual number of RSUs awarded. The grant date for the awards to the NEOs was March 14, 2025, and the 30-trading day average closing price for our common stock ending on March 13, 2025 was $34.32.

As a result, the number of target PSUs and actual RSUs awarded was as follows:

Element	Target PSUS Adjusted EBITDA Margin (#)	Target PSUS Absolute Revenue Growth (#)	RSUS (#)
Bill Presley	61,189	20,396	34,968
Jon Douyard	14,423	4,808	12,822
Thomas Stocker	9,178	3,059	8,160
Jaymi Wilson	9,178	3,059	8,160
Vishnu Sundaram	7,867	2,622	6,996

OBJECTIVE PSU ADJUSTMENT POLICY. The Committee adopts an objective policy each year concurrent with its approval of PSU awards to address the following unusual or extra-ordinary events (to the extent not already captured in the applicable definitions of the metrics), without limiting the Committee's ability to apply adjustments in its discretion. The 2025 policy is set forth below:

– **Adjusted EBITDA and Revenue Growth.** Adjusted EBITDA and Revenue Growth goals (including threshold, target and maximum goals) and Adjusted EBITDA and Revenue Growth achieved will be adjusted by the Committee to reflect the following items: acquisitions, investments and divestitures not accounted for in establishing performance goals for the performance period nor in the definition of the applicable performance metric (such transactions, "Qualifying Transactions"); restructuring costs; regulatory changes; accounting rule changes; and other items of an unusual nature that infrequently occur. In the event of an adjustment to reflect a Qualifying Transaction, restructuring cost or accounting rule change, the benefits and costs for such event will be excluded from (i) any performance goal for a completed or ongoing performance period, (ii) the calculation of actual performance and (iii) to the extent the performance metric is subject to the constant growth methodology, the performance goals to be established for future performance periods. In the event of an adjustment to reflect a regulatory change, the benefits and costs for such regulatory change will be excluded from (i) with respect to a performance goal subject to a one-year performance period, any performance goal, and the calculation of actual performance, for an ongoing performance period and (ii) with respect to a performance goal subject to a three-year performance period, any performance goal, and the calculation of actual performance, if such regulatory change is approved in the third year of the performance period, provided that no exclusions will be made if such regulatory change is approved in the first or second years of the performance period. In addition, unlike the adjustment policy for the Senior Level Bonus Plan, the Committee generally does not adjust the performance metrics or results of PSUs for changes in foreign exchange rates due to the multi-year performance period. However, the Committee reserves the right to make such adjustment in its discretion in the event of a large-scale, macroeconomic event that impacts foreign currency rates.

– **Relative TSR.** A company that is included in the Relative TSR peer group at the grant date will be removed from the Relative TSR calculation for the Relative TSR period in the event of any of the following events during the Relative TSR period: mergers, acquisitions or business combination transactions of a peer group company if the company is not the surviving entity; a peer group going private or a liquidation of a peer group company; and the bankruptcy of a peer group company if the company is not publicly traded at the end of the performance period.

Other Benefits And Perquisites

The following tables sets forth significant benefits and perquisites Gentherm provided its NEOs in 2025:

Element	2025 Information
Defined Contribution Retirement Plan	• The Company maintains the 401(k) Plan to provide all eligible U.S. employees, including the NEOs other than Mr. Stocker, with a means to accumulate retirement savings on a tax-advantaged basis. For 2025, on a discretionary basis, the Company matched 100% of each employee's contributions up to a contribution equal to 4% of the employee's compensation, with such employee contributions subject to IRS limitations. The Company may, but is not required to, make additional discretionary contributions. The Company has not made any discretionary contribution to the 401(k) Plan since its inception. • Mr. Stocker participates in the same standard retirement benefits scheme as all other employees located in Germany.
Automotive Benefit	• The Company believes it is important that our leadership team thoroughly understand our products and are users of our products, in particular since the automotive segment has been and continues to be our primary market and represents a substantial portion of our revenues. • The Company provides most NEOs with the use of a Company-leased automobile or an automobile allowance and reimbursement of related expenses in line with the policy covering such benefits located in their country of employment.

Severance And Change In Control Benefits

Severance Plan. In 2021, Gentherm implemented a discretionary severance plan for U.S.-based employees to provide financial assistance to help ease the burden that may result from involuntary termination of employment (the "Severance Plan"). The Severance Plan provides for the payment, as determined by the Company in its sole discretion on a case-by-case basis, of certain benefits to active full-time or part-time employees, including the NEOs, whose employment is terminated by the Company without cause or other specified termination events.

The Committee believes that the Severance Plan and related agreements create a stable work environment by providing our executive officers with certain economic benefits in the event their employment is terminated not for cause and further considered these benefits important to attract executive talent to the Company. The Committee further believed the change in control benefits provided to the NEOs are appropriate to allay the uncertainty that executive officers can experience while the possibility of a change in control exists, reinforcing their need to operate in the best interests of the Company and shareholders, and provide incentive to remain at the Company through the desired retention period. The right to receive payments and benefits is subject to the NEO's delivery and, as applicable, non-revocation of a separation agreement that contains a release of claims against the Company and other third parties.

See "Named Executive Officer Compensation Tables–Potential Payments Upon Termination or Change in Control" for information regarding the severance arrangements and benefits to the NEOs upon termination of employment with the Company (including upon or subsequent to a change in control).

Other than the Deferred Compensation Plan and the 401(k) Plan described below, the Company does not provide or maintain any post-retirement medical benefits, non-qualified deferred compensation plans or retirement or pension plans for the NEOs.

PSU Awards Outstanding During The Year Ended December 31, 2025

The following PSU awards were outstanding during the year ended December 31, 2025, with the percentage representing the percentage of target grant value of the target PSUs:

Award	Adjusted EBITDA Margin (75%) Performance Period	Absolute Revenue Growth (25%) Performance Period
2025 Award	Annual periods in 2025, 2026 and 2027 (each 25% weighted) and pre-established goal for year three ending 12/31/2027 (25% weighted)* *At end of performance period, aggregate payout of two metrics will be subject to achievement of rTSR modifier, which is calculated over a three-year period ending 12/31/2027	Annual periods in 2025, 2026 and 2027 (each 25% weighted) and pre-established goal for year three ending 12/31/2027 (25% weighted)*

Award	Adjusted EBITDA Margin (75%) Performance Period	Relative Revenue Growth (25%) Performance Period
2024 Award	Annual periods in 2024, 2025 and 2026 (each 25% weighted) and pre-established goal for year three ending 12/31/2026 (25% weighted)* *At end of performance period, aggregate payout of two metrics will be subject to achievement of rTSR modifier, which is calculated over a three-year period ending 12/31/2026	Three-year period ending 12/31/2026*

Award	Relative TSR (20%) Performance Period	ROIC (20%) Performance Period	Adjusted EBITDA (40%) Performance Period	Relative Revenue Growth (20%) Performance Period
2023 Award	Three-year period ending 3/14/2026	2025	Three-year period ending 12/31/2025	Three-year period ending 12/31/2025

Determination Of Earned 2023 PSU Awards (Adjusted EBITDA, Relative Revenue Growth, Relative TSR AND ROIC)

As of the determination date by the Committee, 2023 PSUs were held by Mr. Stocker and Ms. Wilson. In the first quarter of 2026, the Committee determined that (i) 69.15% of the Target PSUs Adjusted EBITDA granted in 2023 were earned based on actual performance of $538.3 million, which was above threshold; (ii); 0% of the Target PSUs Relative Revenue Growth granted in 2023 were earned based on actual Relative Revenue Growth performance of (0.66)%, which was below threshold; (iii) 0% of the Target PSUs Relative TSR granted in 2023 were earned based on Relative TSR performance at the 9th percentile of the applicable Relative TSR peer group during the three-year performance period, which was below threshold; and (iv) 63.44% of the Target PSUs ROIC granted in 2023 were earned based on actual ROIC performance of 9.29%, which was above threshold. Such performance resulted in payouts for the applicable NEO as provided in the table below, and in total, the combined payout was 40.35% of target PSUs.

	Earned Adjusted EBITDA PSUs (#)	Earned Relative Revenue Growth PSUs (#)	Earned Relative TSR PSUs (#)	Earned ROIC PSUs (#)
Thomas Stocker	1,696	—	—	778
Jaymi Wilson	1,696	—	—	778

Deferred Compensation Plan

On December 31, 2018, the Company adopted the Gentherm Incorporated Deferred Compensation Plan, amended and restated effective January 1, 2019 (the "Deferred Compensation Plan"). The Deferred Compensation Plan is intended to provide retirement income benefits to participants, but is not a supplemental executive retirement program or a traditional executive pension plan.

The Deferred Compensation Plan is unfunded and permits participants to make annual elections to defer all or a portion of their base salary and annual bonus for the subsequent year, and to receive employer contributions, which such participants would have been able to make and receive under the Company's existing Retirement Savings Plan (the "401(k) Plan") but for certain salary reduction and related limitations of the Internal Revenue Code of 1986, as amended (the "Code"). The Deferred Compensation Plan provides that key executive employees selected by the Company will be eligible to participate in such plan. All NEOs of the Company other than Mr. Stocker (not a resident of the U.S.) are eligible employees to participate. Accordingly, each eligible NEO was able to defer all or a portion of base salary and annual bonus as was eligible (at the Company's election) to receive employer contributions, if any, under the Deferred Compensation Plan for the 2025 plan year.

Additionally, NEOs who elected to participate in the Deferred Compensation Plan received employer contributions representing amounts they would have been able to receive as matching contributions under the 401(k) Plan but for certain salary reduction and related limitations of the Code. Employer contributions in 2025 were as follows: Mr. Douyard, $10,000; Ms. Wilson, $4,688; and Mr. Sundaram, $5,364.

Distribution of employee and employer contributions do not commence until the earlier of death, disability, date of separation from employment or a specified date selected by the participant at least two years in the future from the commencement of deferral (applies only in the case of elected participant deferrals and does not apply to the Company contributions).

2026 INITIAL COMPENSATION DECISIONS

2026 Senior Level Bonus Plan And Equity Award Design

In March 2026, the Committee approved base salaries, target bonuses as a percentage of base salary and target equity grant values for the NEOs for 2026 without change from the 2025 target total direct compensation. The Committee determined that the target bonuses and target equity grant values for 2025 remain aligned with market data and that, combined with other relevant factors, no increase was necessary.

Furthermore, following several years of refining the Company's NEO compensation program design, the Committee determined that the compensation program design for 2025 sufficiently aligned NEO compensation with shareholder interests and the Company's strategic focus areas. As such, the only plan design change made by the Committee was to increase the weighting of the Adjusted Free Cash Flow Conversion metric in the 2026 Senior Level Bonus Plan from 20% to 30% and to decrease the weighting of the New Business Wins from 30% to 20%. No other design changes were made to the incentive plans for 2026, including the performance metrics and weighting thereunder. The Committee intends to continue to evaluate the NEO compensation program and will make any changes as it determines appropriate in the future.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

Management Recommendations on Non-CEO Compensation Matters

In determining the compensation of executive officers other than the CEO, the Committee receives significant input and recommendations from the CEO and the Company's Chief Human Resources Officer ("CHRO"). These persons have the most involvement in, and knowledge of, the Company's business goals, strategies and performance, the overall effectiveness of the management team, each person's individual contribution to the Company's performance and appropriate alignment with additional human capital management considerations. No executive officer provides input or participates in the deliberation of the Committee with respect to such person's own compensation. Management also provides the Committee with information regarding the individual's experience, current performance, potential for advancement and other subjective factors. The Committee retains the discretion to modify the recommendations of management and reviews such recommendations for their reasonableness based on individual and Company performance, retention and incentive needs, internal pay equity, shareholder and strategic considerations, succession planning and market information.

The Committee works with management to set the agenda for Committee meetings and regularly invites the CEO and CHRO to attend such meetings. The Committee also meets regularly in executive session to discuss compensation issues generally outside the presence of management and to review the performance and determine the compensation of the CEO.

Continuing Use of Independent Third-Party Consultant

The Committee re-engaged Meridian as its independent compensation consultant for the 2025 NEO compensation program, including to: evaluate and assist in selecting an appropriate peer group; benchmark our executive compensation programs against the peer group and general market survey data; provide input on our executive compensation plan design and equity usage and allocation; benchmark peer and market data to inform negotiations with Messrs. Presley and Douyard in establishing their compensation arrangements through the offer letters; assist with the Committee's compensation risk assessment; provide information regarding general compensation market trends; and provide advice regarding the proposed Amendment to the 2023 Equity Plan. See "Proposal No. 4— Amendment To The Gentherm Incorporated 2023 Equity Incentive Plan" for additional information regarding Meridian's services related to the Amendment.

Use Of Peer and Survey Data To Ensure Reasonable Compensation

The Committee utilizes peer group and general market survey data to benchmark the Company's executive and non-employee director compensation (including for new hires or appointments), as well as for incentive plan design. The peer group companies are generally those determined to be comparable to Gentherm based on revenue (the primary variable since it is viewed as the leading predictor of executive pay), enterprise value and industry. The Committee evaluated such matters in August 2024 based on the advice of its compensation consultant and determined not to make any changes to the peer group for 2025 compensation matters. The Committee's peer group for 2025 matters consisted of the following companies.

Belden Inc. (BDC)	Columbus Mckinnon Corporation (CMCO)	CTS Corporation (CTS)
Dorman Products, Inc. (DORM)	Fabrinet (FN)	Fox Factory Holding Corp. (FOXF)
Gentex Corp. (GNTX)	Kimball Electronics, Inc. (KE)	LCI Industries (LCII)
Littelfuse, Inc. (LFUS)	Methode Electronics, Inc. (MEI)	Modine Manufacturing Company (MOD)
Standard Motor Products, Inc. (SMP)	Stoneridge, Inc. (SRI)	Visteon Corporation (VC)

ADDITIONAL COMPENSATION POLICIES

Stock Ownership Guidelines

Our Chief Executive Officer is required to own shares of our common stock having a value equal to 300% of base salary, and other executive officers and designated employees are required to own shares of our common stock have a value equal to 100% of base salary. Non-executive directors are required to own common stock having a value of at least five times the base annual cash retainer (excluding other additional cash retainers).

The guidelines require that all designated participants retain all shares that vest pursuant to equity awards granted by the Company until the ownership level above is met.

Shares included for compliance include shares held by such person individually, jointly or indirectly with such person's family members, or in a trust for the economic benefit of such person or family members, and the value of unvested restricted stock, RSUs and earned (but unvested) PSUs.

The Committee is responsible for reviewing any non-compliance with the stock ownership requirements and has the discretion to enforce the requirements. Compliance with the stock ownership requirement is computed on or about May 31 each year and is based on the 30-trading day average closing price of our common stock on such date. As of May 31, 2025, one executive officer as of such date was below the ownership guideline due to the recent appointment of such executive officer in 2024 and is expected to satisfy the guideline in reasonable time through equity awards granted by the Company.

Compensation Risk Assessment

The Committee oversees a risk assessment of the Company's compensation programs. In 2025, management and Meridian reviewed all Company-wide programs and policies, discussed the design features, assessed the levels of risk of such programs and presented key findings and observations to the Committee. The Committee concluded, based on the assessment, that our compensation programs and policies do not encourage excessive risk-taking behaviors that are reasonably likely to have a material adverse effect on the Company. The Committee believes that the Company's incentive compensation programs contain appropriate risk mitigation and governance features to align executives with long-term shareholder value creation, including implementation of a clawback policy, stock ownership guidelines and prohibitions on hedging and pledging.

Timing And Pricing of Equity Grant

In March 2025, the Committee adopted Equity Grant Guidelines to establish a reasonable and consistent process for the grant timing and pricing of equity awards in order to ensure the integrity and efficiency of the Company's equity award plans and programs, although the Committee retains authority to make grants outside of the guidelines if it determines it is in the best interest of the Company and the shareholders.

Timing

Under the guidelines, the Committee intends to grant annual equity awards to all participants in an open trading window, generally in mid-March following the issuance of the Company's annual earnings release and Annual Report on Form 10-K, provided that stock options or stock appreciation rights will only be granted during an open trading window.

For new hires and other one-time equity awards for existing or promoted executive officers, the Committee will approve a grant date to occur (a) in an open trading window if available within 60 days of the start date, retention program approval date or promotion date or (b) if the trading window is not expected to be open during such period, on or about the closing of the first business day of the month immediately following such date. For other participants receiving new hire or one-time equity awards, such equity awards will be granted on a date once per month around a common hire date that is pre-determined at the beginning of each calendar year.

In addition, the Committee will not grant equity awards to executive officers within the period starting four business days before the filing of a periodic report on Form 10-Q or 10-K or the filing or furnishing of a current report on Form 8-K that discloses material non-public information and ending one full business day after such filing.

Under the guidelines, the Committee confirms it (or its delegate, if any, for grants to non-executive officers) will not take into account material non-public information likely to materially impact the price of the Company's common stock when determining the timing and terms of equity award grants, and will not coordinate the timing of equity award grants with the release of material non-public information likely to materially impact the price of the Company's common stock.

Pricing

In accordance with the 2023 Equity Plan, the exercise or base price of stock option or stock appreciation rights ("SAR") awards will be at least 100% of the fair market value of our common stock on the grant date (which is not earlier than the date the Committee approves such award). The Committee is authorized to modify, extend or renew outstanding stock options or SARs or accept the cancellation or surrender of such awards. However, the 2023 Equity Plan prohibits direct repricings (lowering the exercise price of a stock option or the base price of a SAR) and indirect repricings (cancelling an outstanding stock option or SAR and granting a replacement or substitute stock option or SAR with a lower exercise or base price, or otherwise exchanging such awards for cash, stock options, SARs or other awards).

Make Whole Equity Awards

Prior to the adoption of the Equity Grant Guidelines, Bill Presley and Jon Douyard were granted make whole equity awards in February 2025 pursuant to their offer letters with the Company. Under the terms of the offer letters, the make whole equity awards were to be granted within the 45 days following Messrs. Presley's and Douyard's employment start dates or, if later, the first business day the Company's trading window was open to the executive officers of Gentherm. Consequently, the make whole equity award grants were made on February 24, 2025, following the opening of the trading window on February 20, 2025 and upon receipt of a waiver from Messrs. Presley and Douyard covering the additional two business days to accommodate internal Company scheduling.

Prohibition On Hedging And Pledging

In addition to the restrictions set forth in SEC regulations, the Company's Securities Trading Policy prohibits our employees (including officers) or directors from hedging Company securities or engaging in transactions of Company securities for speculative purposes. The policy also prohibits pledging Company securities or holding Company securities in a margin account. See "Corporate Governance— Key Policies and Practices" for detailed information regarding our Securities Trading Policy.

Clawback Policy

PRIOR POLICY (EFFECTIVE THROUGH NOVEMBER 8, 2023). While the Company adopted a new Clawback Policy in 2023, the Company's prior Clawback Policy still applies to any compensation received by executives prior to October 2, 2023. Under the Company's prior Clawback Policy, in the event the Company is required to make an accounting restatement to correct an error under applicable securities laws that is material to its previously issued financial statements prior to October 2, 2023, and the Committee determines that any bonus, retention award, or incentive compensation has, based on the erroneous financial statements, been paid to any executive officer who knowingly or through gross negligence engaged in the activity that caused such restatement to be necessary, or who knowingly or through gross negligence failed to prevent such activity, the Committee has the discretion to take such action as it deems necessary to recover the compensation so paid, remedy the misconduct, and prevent its recurrence. The prior Clawback Policy gives the Committee authority to seek reimbursement of bonuses, retention awards, and other incentive compensation paid to an affected executive officer, cancellation of any equity awards granted to such officer, and reimbursement of any gains realized by such officer on the exercise of rights attributable to such awards. The amount recoverable in each case is limited to the extent to which such bonus, retention award, or amount of incentive compensation is calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement. The recovery period under the prior Clawback Policy is three full years preceding and including the date the Board concluded, or reasonably should have concluded based on evidence available to it, that the Company's financial statements contained a material error.

CURRENT POLICY (EFFECTIVE BEGINNING NOVEMBER 9, 2023). As required by the listing standards adopted by Nasdaq as a result of SEC rulemaking, the Board adopted a Policy for the Recovery of Erroneously Awarded Compensation. The policy provides that the Company must promptly recover specified incentive-based compensation that is received by our executive officers on or after October 2, 2023, regardless of fault or misconduct, upon specified accounting restatements of the Company's financial statement that resulted in such persons receiving an amount that exceeded the amount that would have been received if based on the restated financial statements. There are limited exceptions to the recovery requirement as set forth in the listing standards. Incentive-based compensation is defined as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. The subject compensation will be determined without regard to any net settlement of, or taxes paid or payable or withheld on, such compensation, but there will not be any duplicative recovery by the Company. As specified in the listing standards, the Company cannot indemnify, or pay or reimburse for insurance for, an executive officer for recoveries under this policy.

The recovery period under the policy is three full years preceding the date the Board or a Board Committee concludes, or reasonably should have concluded, that an accounting restatement is required. If applicable, the Company will provide the current or former executive officer with a written demand for repayment or return and the method thereof. If such repayment or return is not made when due, the policy provides that the Company will take all reasonable and appropriate actions to recover such erroneously awarded compensation from such person.

Deductibility Of Executive Compensation

Section 162(m) of the Code provides that annual compensation in excess of $1 million paid to a "covered employee" (which generally includes the chief executive officer, chief financial officer and certain other current or former NEOs) is not deductible by the Company for federal income tax purposes. To maintain flexibility in compensating the Company's executive officers to meet a variety of objectives, the Committee reserves the right to compensate Company executives in amounts deemed appropriate and competitive, regardless of whether such compensation is deductible for federal income tax purposes. Section 162(m) of the Code is expected to prevent the Company from deducting a portion of the compensation paid to the NEOs in 2025.

Nonqualified Deferred Compensation

Section 409A of the Code provides that amounts deferred under non-qualified deferred compensation arrangements will be included in an employee's income when paid, as well as be subject to additional taxes, penalties and interest, unless certain requirements under Section 409A are complied with. The Company believes that its compensation arrangements satisfy, or are exempt from, the requirements of Section 409A.

Change In Control Payments

If a company makes "parachute payments," Section 280G of the Code prohibits the company from deducting the portion of the parachute payments constituting "excess parachute payments" and Section 4999 of the Code imposes on the payee a 20% excise tax on the excess parachute payments. For this purpose, parachute payments generally are defined as payments to specified persons that are contingent upon a change in control in an amount equal to or greater than three times the person's base amount (i.e., the five-year average Form W-2 compensation). The excess parachute payments, which are non-deductible and subject to a 20% excise tax, equal the portion of the parachute payments that exceed one times the payee's base amount. If a covered employee receives excess parachute payments in any year, the $1 million deduction limitation applicable to the covered employee for such year under Section 162(m) of the Code is reduced (but not below zero) by the amount of the excess parachute payments.

The employment agreements or offer letters with the NEOs and the Company's equity incentive plans may entitle participants to receive payments in connection with a change in control that may result in excess parachute payments. The Company is not obligated to pay any tax gross ups with respect to the excise tax imposed on any person who receives excess parachute payments.

COMPENSATION AND TALENT COMMITTEE REPORT

The Compensation and Talent Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") in this proxy statement with management, including Messrs. Presley and Douyard. Based on such review and discussion, the Compensation and Talent Committee recommended to the Board that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 and the proxy statement for the 2026 annual meeting.

The Compensation and Talent Committee

John Stacey, Chair

Laura Kowalchik

Chuck Kummeth

Betsy Meter

The foregoing report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

NAMED EXECUTIVE OFFICER COMPENSATION TABLES

SUMMARY COMPENSATION TABLE FOR 2025, 2024, AND 2023

The table below summarizes the total compensation paid to or earned by the NEOs in 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Bill Presley President and Chief Executive Officer	2025	950,000	2,700,000	7,804,910	1,487,938	24,079	12,966,927
Jon Douyard Executive Vice President, Chief Financial Officer and Treasurer	2025	600,000	1,300,000	2,773,368	601,440	38,600	5,313,408
Thomas Stocker[4] Senior Vice President and General Manager, Europe Automotive	2025	567,725	—	631,490	497,952	43,704	1,740,871
	2024	496,117	—	975,165	405,706	29,298	1,906,286
	2023	492,941	—	726,034	451,865	30,639	1,701,479
Jaymi Wilson Senior Vice President and General Manager, Europe Automotive, Global Sales and Marketing	2025	467,208	—	631,490	409,788	33,001	1,541,487
	2024	460,212	—	975,165	378,392	31,152	1,844,921
Vishnu Sundaram Senior Vice President, Chief Technology Officer	2025	484,100	100,000	541,334	424,604	31,680	1,581,718
	2024	480,575	200,000	650,171	392,073	31,823	1,754,641
	2023	153,353	849,248	760,063	134,982	6,550	1,904,196

(1) Amounts reported reflect the aggregate grant date fair value of RSUs and PSUs granted to the NEOs under the 2023 Equity Plan (except make whole equity award grants, which were granted separate from 2023 Equity Plan). For Messrs. Presley and Douyard in 2025, includes make whole equity award grants consisting solely of RSUs granted in February 2025 in connection with their hire in January 2025. For Mr. Presley's annual equity award grant, 30% of the grant value of the awards are time-vested RSUs and 70% of the grant value are target PSUs. For all other NEOs' annual equity award grants, 40% of the grant value of the awards are time-vested RSUs and 60% of the grant value are target PSUs. For 2025, target PSUs are earned based on achievement of Revenue Growth (25% of target PSU grant value), and based on achievement of Adjusted EBITDA Margin (75% of target PSU grant value), and subject to Relative TSR modifier.

Under FASB ASC Topic 718, the provisions of the PSUs that vest upon the achievement of Revenue Growth and Adjusted EBITDA Margin are considered a market condition because of the Relative TSR modifier, and therefore the effect of that market condition is reflected in the grant date fair value for this portion of award. A third party was engaged to complete a Monte Carlo simulation to account for the market condition. That simulation takes into account the beginning stock price of our common stock, the expected volatilities for the TSR comparator group, the expected volatilities for the Company's stock price, correlation coefficients, the expected risk-free rate of return and the expected dividend yield of the Company and the comparator group. The single grant date fair value computed by this valuation method is recognized by the Company in accounting for the awards regardless of the actual future outcome of the Relative TSR feature. Therefore, there is no separate maximum grant date fair value reported with respect to the Revenue Growth PSUs and Adjusted EBITDA Margin PSUs.

The grant date fair value of the RSUs is calculated as the closing price of our common stock as quoted on Nasdaq on the grant date multiplied by the number of shares subject to the award.

(2) Amounts reported for each year reflect non-equity incentive compensation earned in that year, although paid in the subsequent year. Bonuses under the 2025 Senior Level Bonus Plan were paid in March 2026. All amounts reported for 2025, 2024, and 2023 represent payments under the Senior Level Bonus Plan for such year.

(3) The table below details the amounts reported as all other compensation for 2025.

Name	Deferred Compensation Plan ($)	Retirement and HSA Matching ($)	Automobile Lease or Allowance ($)	Mobile Phone Allowance ($)
Bill Presley	—	23,479	—	600
Jon Douyard	10,000	16,000	12,000	600
Thomas Stocker	—	24,997	16,090	2,617
Jaymi Wilson	4,688	15,713	12,000	600
Vishnu Sundaram	5,364	13,716	12,000	600

(4) All cash payments reported for Mr. Stocker were paid in Euros and were converted to U.S. Dollars for purposes of this table. In 2025, 2024, and 2023, we used the average exchange rate of EUR 1 = 1.19 USD, EUR 1 = 1.05 USD, and EUR 1 = 1.09 USD, respectively.

Narrative Discussion of Summary Compensation Table

Employment Contracts and Offer Letters

We typically enter into employment contracts or offer letters with the NEOs that summarize basic terms of their employment, including their initial base salaries, sign-on bonus, if any, benefits and participation in the Senior Level Bonus Plan and long-term incentive program. The employment contracts and offer letters do not provide for a fixed duration, and the NEOs are at-will employees of the Company.

In 2021, we implemented the Severance Plan for U.S.-based employees, and we amended the employment contracts or offer letters with the NEOs then employed to address severance and change in control termination benefits. See "Named Executive Officer Compensation Tables – Potential Payments Upon Termination or Change in Control" for information regarding the potential payments and benefits payable to the NEOs following a termination of employment under their employment agreements or offer letters, including as a result of such amendments.

NEO	Employment Agreement or Offer Letter
Mr. Presley	• On November 4, 2024, the Company extended a letter of employment to Mr. Presley (the "Presley Offer Letter"). • The Presley Offer Letter provides for an initial annual base salary of $950,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 125% of annual base salary, eligibility for equity compensation at the discretion of the Board, and other ancillary benefits, such as paid vacation and health and welfare benefits, generally consistent with those provided to other Company executive officers. • Mr. Presley received a make whole cash bonus of $2,700,000 in two payments in 2025, which must be repaid on a prorated basis if Mr. Presley voluntarily terminates his employment prior to the third anniversary of his hire date. Mr. Presley also received a make whole equity award of RSUs in the amount of $4,700,000, which vests equally over the first three years of Mr. Presley's employment.
Mr. Douyard	• On November 20, 2024, the Company extended a letter of employment to Mr. Douyard (the "Douyard Offer Letter"). • The Douyard Offer Letter provides for an initial annual base salary of $600,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 80% of annual base salary, eligibility for equity compensation at the discretion of the Board, and other ancillary benefits, such as paid vacation, a vehicle allowance of $12,000 per year, and health and welfare benefits, generally consistent with those provided to other Company executive officers.

	• Mr. Douyard also received a make whole cash bonus of $1,300,000 in two payments in 2025, which must be repaid on a prorated basis if Mr. Douyard voluntarily terminates his employment prior to the first anniversary of his hire date or the first anniversary of the second payment, as applicable. Mr. Douyard also received a make whole equity award of RSUs in the amount of $2,000,000, which vests equally over the first three years of Mr. Douyard's employment.
Mr. Stocker	• On July 5, 2019, Gentherm GmbH and Mr. Stocker entered into a written agreement concerning Mr. Stocker's employment (the "Stocker Contract").
	• The Stocker Contract provides for an initial annual base salary of €400,000 (approximately $436,000, based on the 2022 average Euro to U.S. Dollar exchange rate of 1.09 in 2022), eligibility for bonus compensation, with a target bonus of 50% of annual base salary and other ancillary benefits, such as paid vacation and use of a Company-owned automobile, generally consistent with those provided to other Company executive officers.
Ms. Wilson	• On November 11, 2013, the Company extended a letter of employment to Ms. Wilson. In connection with her promotion to a vice president role on July 11, 2018 and again in connection with her promotion to an executive officer role on September 14, 2021, the Company extended amendments to such letter of employment (collectively, the "Wilson offer letter").
	• The Wilson offer letter, at the time of her promotion to an executive officer role, provided an initial annual base salary of $350,000, eligibility for bonus compensation, with a target bonus of 50% of annual base salary, eligibility for equity compensation at the discretion of the Board, generally on the same terms and conditions as other executive officers, other ancillary benefits, including benefits under the Company's welfare benefit programs, paid vacation, use of a Company-owned automobile, generally consistent with those provided to other Company executive officers.
	• Ms. Wilson also received a promotional equity grant of RSUs, which has vested.
Mr. Sundaram	• Effective August 31, 2023, the Company and Mr. Sundaram executed a written offer letter concerning Mr. Sundaram's employment (the "Sundaram offer letter").
	• The Sundaram offer letter provides for an initial annual base salary of $470,000, eligibility for bonus compensation, with a target bonus of 70% of annual base salary, eligibility for equity compensation at the discretion of the Board, generally on the same terms and conditions as other executive officers, and other ancillary benefits, including benefits under the Company's welfare benefit programs generally as provided to other executive officers. Both Mr. Sundaram's salary and bonus were prorated in 2023.
	• Mr. Sundaram received a cash sign-on bonus of $375,000 and a make whole cash bonus of $474,248 to address a repayment agreement with his former employer, as well as additional cash sign-on and retention bonuses of $200,000 and $100,000 on the first and second anniversaries of his hire date, respectively.
	• Effective August 2023, the Company and Mr. Sundaram entered into a First Amendment to the Sundaram offer letter that provides for Mr. Sundaram's participation in the Company's Severance Pay Plan for Eligible Employees of Gentherm Incorporated, subject to the terms and conditions thereof.

GRANTS OF PLAN-BASED AWARDS IN 2025

The following table provides information about equity and non-equity awards granted to the NEOs in 2025. All equity awards were made under the 2023 Equity Plan, with the exception of the make whole equity awards granted to Messrs. Presley and Douyard in February 2025 in connection with their hirings.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Bill Presley	—	[1]	118,750	1,187,500	2,375,000	—	—	—	—	—
	3/14/2025[2]	3/14/2025	—	—	—	7,648	20,396	50,990	—	639,211
	3/14/2025[3]	3/14/2025	—	—	—	22,946	61,189	152,973	—	1,917,663
	3/14/2025[4]	3/14/2025	—	—	—	—	—	—	34,968	1,062,678
	2/24/2025[4]	2/24/2025	—	—	—	—	—	—	123,135	4,185,359
Jon Douyard	—	[1]	48,000	480,000	960,000	—	—	—	—	—
	3/14/2025[2]	3/14/2025	—	—	—	1,803	4,808	12,020	—	150,683
	3/14/2025[3]	3/14/2025	—	—	—	5,409	14,423	36,058	—	452,017
	3/14/2025[4]	3/14/2025	—	—	—	—	—	—	12,822	389,661
	2/24/2025[4]	2/24/2025	—	—	—	—	—	—	52,398	1,781,008
Thomas Stocker	—	[1]	39,741	397,408	794,815	—	—	—	—	—
	3/14/2025[2]	3/14/2025	—	—	—	1,147	3,059	7,648	—	95,869
	3/14/2025[3]	3/14/2025	—	—	—	3,442	9,178	22,945	—	287,639
	3/14/2025[4]	3/14/2025	—	—	—	—	—	—	8,160	247,982
Jaymi Wilson	—	[1]	32,705	327,046	654,091	—	—	—	—	—
	3/14/2025[2]	3/14/2025	—	—	—	1,147	3,059	7,648	—	95,869
	3/14/2025[3]	3/14/2025	—	—	—	3,442	9,178	22,945	—	287,639
	3/14/2025[4]	3/14/2025	—	—	—	—	—	—	8,160	247,982
Vishnu Sundaram	—	[1]	33,887	338,870	677,740	—	—	—	—	—
	3/14/2025[2]	3/14/2025	—	—	—	983	2,622	6,555	—	82,173
	3/14/2025[3]	3/14/2025	—	—	—	2,950	7,867	19,668	—	246,552
	3/14/2025[4]	3/14/2025	—	—	—	—	—	—	6,996	212,608

(1) Represents possible payouts under the Company's 2025 Senior Level Bonus Plan. Threshold performance reflects earned performance at the threshold level solely for the Adjusted Free Cash Flow Conversion, which equals 10% of the target bonus. Actual bonuses earned for 2025 are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2025.

(2) PSUs of annual equity award program that are earned and vest based on Revenue Growth metric, and subject to Relative TSR modifier. Due to the Relative TSR modifier, Revenue Growth PSUs may be earned at a range of 37.5% at threshold to 250% at maximum.

(3) PSUs of annual equity award program that are earned and vest based on Adjusted EBITDA Margin performance metric, and subject to Relative TSR modifier. Due to the Relative TSR modifier, Adjusted EBITDA Margin PSUs may be earned at a range of 37.5% at threshold to 250% at maximum.

(4)   Time-vested RSUs of (i) annual equity award program (March 2025) and (ii) make whole equity awards (February 2025).

(5)   Under FASB ASC Topic 718, the PSUs that vest based on Revenue Growth and Adjusted EBITDA Margin are considered a market condition because of the Relative TSR modifier, and therefore, the effect of that market condition is reflected in the grant date fair value for these PSUs. The PSUs granted on March 14, 2025 had a grant date fair value of $31.34 per target share, as computed under FASB ASC Topic 718 using a Monte Carlo simulation. The RSUs granted on March 14, 2025 that are time-vested had a grant date fair value of $30.39 per share, which was the closing price of our common stock as quoted on Nasdaq on the grant date. The RSUs granted on February 24, 2025 that are time-vested have a grant date fair value of $33.99 per share, which was the closing price of our common stock as quoted on Nasdaq on the grant date.

Narrative Discussion Of Grants of Plan-Based Awards in 2025

2023 Equity Incentive Plan

In May 2023, our shareholders approved the adoption of the 2023 Equity Plan, under which equity awards were granted to the NEOs in 2025. See "Proposal No. 4— Amendment To The Gentherm Incorporated 2023 Equity Incentive Plan" for additional information regarding the 2023 Equity Plan.

2025 Make Whole Equity Awards

In February 2025, Messrs. Presley and Douyard were granted make whole equity awards consisting solely of RSUs as a material inducement of their hirings as President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Treasurer, respectively, in January 2025. The purpose of these awards was to provide equity awards in partial replacement of Messrs. Presley and Douyard each foregoing the vesting and earning of outstanding equity awards with their prior employer. The RSUs will vest in three equal installments on each of the first three anniversaries of the grant date subject to such person's continued employment through the applicable vesting date. The make whole equity awards were granted under award agreements that contain substantially similar material terms as the equity awards granted under the 2023 Equity Plan.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2025

The following table presents information on the unvested stock awards held by the specified NEOs as of December 31, 2025; such persons did not have any outstanding stock options as of such date.

		Stock Awards			
Name	Grant Date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Bill Presley	2/24/2025	123,135	4,478,420	—	—
	3/14/2025	34,968	1,271,786	81,585	3,709,049
Jon Douyard	2/24/2025	52,398	1,905,715	—	—
	3/14/2025	12,822	466,336	19,231	874,298
Thomas Stocker	3/14/2023	1,363	49,572	6,130	89,714
	3/15/2024	4,506	163,883	10,137	368,683
	3/14/2025	8,160	296,779	12,237	556,316
Jaymi Wilson	3/14/2023	1,363	49,572	6,130	89,714
	3/15/2024	4,506	163,883	10,137	368,683
	3/14/2025	8,160	296,779	12,237	556,316
Vishnu Sundaram	3/14/2023	4,339	157,809	—	—
	3/15/2024	3,004	109,255	6,759	245,825
	3/14/2025	6,996	254,445	10,489	476,847

(1) RSUs granted to the NEOs in 2023, 2024 and 2025 vest ratably over three years, with one third vesting on each anniversary of the grant date, in each case provided such person's employment is continuing on such applicable vesting date.

(2) Based on the closing price of our common stock as quoted on Nasdaq on December 31, 2025, which was $36.37.

(3) Represents outstanding Relative TSR, ROIC, Adjusted EBITDA, Adjusted EBITDA Margin, Relative Revenue Growth and Revenue Growth PSUs with performance conditions that have not yet been satisfied. The number of PSUs has been calculated for purposes of this table based on the assumption that (i) Target performance and Target performance will be achieved for the 2024 Adjusted EBITDA Margin and Relative Revenue Growth PSUs, respectively (assuming no rTSR modifier), and (ii) Target performance and Maximum performance will be achieved for the 2025 Adjusted EBITDA Margin and Revenue Growth PSUs, respectively (assuming no rTSR modifier). The number of shares reported for PSU grants in 2023 are based on actual performance for the applicable performance period. In the first quarter of 2026, the Compensation and Talent Committee determined that (i) 69.15% of the Target PSUs Adjusted EBITDA granted in 2023 were earned based on actual performance of $538.3 million, which was between threshold and target; (ii) 0% of the Target PSUs Relative Revenue Growth granted in 2023 were earned based on actual performance of (0.66)%, which was below threshold; (iii) 0% of the Target PSUs Relative TSR granted in March 2023 were earned based on Relative TSR performance at the 9th percentile of the applicable Relative TSR peer group during the three-year performance period, which was below threshold; and (iv) 63.44% of the Target PSUs ROIC granted in 2023 were earned based on actual ROIC performance of 9.29%, which was between threshold and target. For additional information on the actual performance and payout of the award, see the "Compensation Discussion and Analysis" section.

OPTION EXERCISES AND STOCK VESTED IN 2025

The following table provides information on the value realized by the NEOs on the vesting of stock awards in 2025. The number of shares acquired and the value realized for each award excludes the payment of any fees, commissions or taxes. In 2025, no stock options were exercised by the NEOs.

Name	Stock Awards	
	Number of shares acquired on vesting (#)	Value realized on vesting ($)[1]
Bill Presley	—	—
Jon Douyard	—	—
Thomas Stocker	6,027	184,796
Jaymi Wilson	5,626	172,284
Vishnu Sundaram	5,841	196,686

(1)   Based on the number of RSUs and PSUs vested multiplied by the closing price of our common stock as quoted on Nasdaq on the date of vesting.

NONQUALIFIED DEFINED CONTRIBUTION AND OTHER NONQUALIFIED DEFERRED COMPENSATION PLANS FOR 2025

The following table provides information on the contributions, earnings, and withdrawals/distributions under the Deferred Compensation Plan. Messrs. Presley and Stocker do not participate in such plan. See "Compensation Discussion and Analysis—Deferred Compensation Plan."

Name	Executive Contributions in 2025 ($)	Registrant Contributions in 2025 ($)[1]	Aggregate Earnings in 2025 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2025 ($)[2]
Jon Douyard	105,000	10,000	7,885	—	117,885
Jaymi Wilson	122,399	4,688	42,874	—	407,787
Vishnu Sundaram	514,638	5,364	71,135	—	640,430

(1)   Represents Company contributions for the benefit of each NEO to the Deferred Compensation Plan reflecting amounts each NEO would have been able to receive as matching contributions under the 401(k) Plan but for certain salary reduction and related limitations of the Code.

(2)   The reported amounts do not take into account the amounts in the "Registrant Contributions in 2025" column in the table above that were accrued during 2025 but were credited to each participant's account in 2026, but does include the following Company contributions included in the Summary Compensation Table for 2024: $4,752 for Ms. Wilson and $5,423 for Mr. Sundaram.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL AT DECEMBER 31, 2025

Employment Contracts and Offer Letters

We have employment contracts or offer letters with each of the NEOs that were in effect as of December 31, 2025 and provide for potential payments upon a termination or change in control and, in some cases, acceleration of vesting and extended exercisability of equity awards upon specified events.

For each person, receipt of severance is conditioned upon execution of a general release of claims, which becomes irrevocable, for the benefit of the Company and are subject to continued compliance with non-competition and non-solicitation requirements for 12 months after the termination of employment.

Name and Principal Position	Termination without cause or by person for good reason		Termination without cause or by person for good reason from signing agreement to 12 months following change in control	
	Lump-sum Cash Payments	Health & Welfare Benefits	Lump-sum Cash Payments	Health & Welfare Benefits
Bill Presley	1 year of salary + pro-rata current bonus at target	1 year	24 months of salary + bonus paid at two times the target bonus for the year of termination	18 months
Jon Douyard	1 year of salary + pro-rata current bonus at target	1 year	24 months of salary + bonus paid at two times the target bonus for the year of termination	18 months
Thomas Stocker[1]	—	—	24 months of salary + 2 years of target bonus	—
Jaymi Wilson	1 year of salary + pro-rata current bonus at target	1 year	24 months of salary + 2 years of target bonus	18 months
Vishnu Sundaram	1 year of salary + pro-rata current bonus at target	1 year	24 months of salary + bonus paid at two times the target bonus for the year of termination	18 months

(1) Mr. Stocker's employment contact (governed by German law) provides that he is entitled to a prorated bonus in the year of termination and provides for a six-month notification period for a termination of employment. Upon any such termination, he will receive severance in

accordance with German law, which is negotiated at the time of termination and is dependent on the specific facts and circumstances at the time of departure.

2025 Senior Level Bonus Plan

Under the terms of the 2025 Senior Level Bonus Plan, NEOs are eligible for the following bonus payments upon a termination for the following events:

Death	Disability (more than 30 days)	Voluntary (no qualified retirement)	Voluntary (qualified retirement)	Cause	Without Cause
Pro rata	Pro rata - for quarters working more than 60 days	None	Compensation and Talent Committee has discretion to pay either none or pro rata	None	Compensation and Talent Committee has discretion to pay either none or pro rata

If there is a "change in control" and an NEO is terminated within six months of such change in control for any reason other than for intentional acts of material misconduct or omission in carrying out the duties and responsibilities of such person's position, a bonus will be paid equal to the target bonus percentage for the performance period in which the change in control occurred multiplied by the greater of the annual base salary in effect on the date of employment termination or the date of the change in control.

Equity Compensation Plans and Award Agreements

Outstanding awards of restricted stock, PSUs, RSUs and stock options as of December 31, 2025 were granted under the Gentherm Incorporated 2013 Equity Incentive Plan (the "2013 Equity Plan") and 2023 Equity Plan and the related award agreements as well as under make whole award agreements for Messrs. Presley and Douyard, which provide for specified treatment upon a termination for the following events:

2023 Equity Plan

Termination Due to Death or Disability (unvested equity)	Any Other Termination Without A Change In Control (unvested equity)	Termination Without Cause or for Good Reason Within 12 Months After Change In Control (unvested RSUs)	Change In Control (unvested PSUS)
RSUs vest in full and PSUs vest at target	Forfeited (except per employment agreement or offer letter)	Vest in full	Vest based on the actual performance through the change in control (for stock price or TSR performance measures) or at target (for all other performance measures)

If the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" (each as defined in the award agreement) within 12 months of the change in control, the outstanding RSUs will vest as of the termination date. In the event of a "change in control" of the Company (as defined in the 2023 Equity Plan), the number of PSUs that will vest will be calculated based on actual performance through the change in control for PSUs subject to a stock price or total shareholder return performance measure, and will be calculated at target for PSUs subject to any other performance measure. Such PSUs will vest on the earlier of (i) the anniversary of the grant date and (ii) the termination date if the NEO's employment is terminated by the Company without cause or by the NEO for good reason within three months prior to or any time after the change in control.

If the NEO's employment is terminated due to death or disability prior to the normal vesting date, the unvested RSUs and target PSUs will become vested as of the date of termination of employment.

Regardless of the above, the Compensation and Talent Committee retains discretionary authority to accelerate the vesting of outstanding equity awards, in whole or in part, as of or prior to any cancellation or forfeiture.

Notwithstanding the foregoing, the Douyard Offer Letter provides that the annual equity award granted to Mr. Douyard in 2025 is subject to alternative termination treatment such that in the event Mr. Douyard is termination without cause or resigns for good reason, any unvested RSUs under the award agreement for his 2025 annual equity award will vest in full as of the termination date and that any outstanding PSUs will be settled in accordance with such award agreement following the completion of the relevant performance period and subject to achievement of the performance measures set forth in the award agreement on a pro-rata basis.

2013 Equity Plan

Termination Due to Death or Disability (unvested equity)	Any Termination Other Termination Without A Change In Control (unvested equity)	Termination Without Cause or for Good Reason Within 12 Months After Change In Control (unvested RSUs)	Change In Control (unvested PSUS)
RSUs vest in full and PSUs vest at target	Forfeited (except per employment agreement or offer letter)	Vest in full	Vest based on the actual performance through the change in control (for relative TSR performance) or at target (for all other performance measures)

If the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" (each as defined in the award agreement) within 12 months of the change in control, the outstanding RSUs will vest as of the termination date. In the event of a "change in control" of the Company (as defined in the 2013 Equity Plan), the number of PSUs that will vest will be calculated based on actual performance through the change in control for PSUs based on Relative TSR and will be calculated at target for PSUs based on ROIC or Adjusted EBITDA. Such PSUs will vest on the earlier of (i) the normal vesting date or (ii) the termination date if the NEO's employment is terminated by the Company without cause or by the NEO for good reason.

If the NEO's employment is terminated due to death or disability prior to the normal vesting date, the unvested RSUs and target PSUs will become vested as of the date of termination of employment.

Regardless of the above, the Compensation and Talent Committee retains discretionary authority to accelerate the vesting of outstanding equity awards, in whole or in part, (A) if a termination is due to a participant's death, permanent disability or retirement, is by the Company or a subsidiary of the Company without cause, or is by agreement of the parties; or (B) upon or in anticipation of a change in control.

Make Whole RSU Award Agreements

In February 2025, each of Messrs. Presley and Douyard were granted make whole equity awards consisting solely of RSUs as a material inducement of their respective hires in January 2025. The make whole RSUs were governed by an award agreement that provided for the treatment of unvested RSUs upon termination substantially identical to such treatment under the 2023 Equity Plan. Notwithstanding the foregoing, the Douyard Offer Letter provides that, in the event he is terminated without cause or resigns for good reason, any unvested RSUs under his make whole equity award agreement will vest in full as of his termination date.

Change Of Control/Severance Payment Table

The following table estimates the potential payments and benefits from the Company or its successor (or, in the case of Mr. Stocker, Gentherm GmbH) to the NEOs upon termination of employment or a change of control, assuming such event occurred on December 31, 2025. These estimates do not reflect the actual amounts that the Company would pay to such persons, which would be calculable only at the time that they become eligible for payment and would be payable only if the specified event occurs.

ITEMS NOT REFLECTED IN TABLE. The table below does not include (1) accrued salary, accrued bonus and paid time off and (2) amounts outstanding under the Company's 401(k) Plan.

Other Notes Applicable to Table

01

The value of the acceleration of PSUs and RSUs is calculated as the closing price of our common stock on Nasdaq on December 31, 2025 ($36.37) multiplied by the number of unvested shares of common stock underlying such awards at December 31, 2025.

02

Under the 2025 Senior Level Bonus Plan, the Compensation and Talent Committee has discretion to pay pro rata bonuses in certain circumstances. Under the 2013 Equity Plan and the 2023 Equity Plan, the Compensation and Talent Committee has the authority to accelerate in full the vesting of the unvested portion of outstanding equity awards held by the NEOs.

The table assumes the Compensation and Talent Committee does not utilize such discretion.

Executive	Payments Upon Termination	Termination without Cause or for Good Reason ($)	Change in Control Plus Termination Without Cause or For Good Reason ($)
Bill Presley[5]	Severance amount	3,346,467[1]	4,307,200[2]
	Equity incentives (vesting accelerated)	—	9,459,255[3]
	Total	3,346,467	13,766,455
Jon Douyard[5]	Severance amount	1,581,656[1]	2,192,484[2]
	Equity incentives (vesting accelerated)	2,663,484[4]	3,246,350[3]
	Total	4,245,140	5,438,834
Thomas Stocker[6]	Severance amount	397,408[1]	1,930,266[2]
	Equity incentives (vesting accelerated)	—	1,524,994[3]
	Total	397,408	3,455,260
Jaymi Wilson	Severance amount	1,121,299[1]	1,588,507[2]
	Equity incentives (vesting accelerated)	—	1,524,994[3]
	Total	1,121,299	3,113,501
Vishnu Sundaram	Severance amount	1,192,242[1]	1,691,543[2]
	Equity incentives (vesting accelerated)	—	1,244,181[3]
	Total	1,192,242	2,935,724

(1) Represents cash severance benefits per the employment contracts or offer letters.

(2) Represents enhanced cash severance in the event of a termination in the first 12 months following a change in control per the employment contracts.

(3) Reflects accelerated vesting of RSUS and PSUs in the event of a termination in the first 12 months following a change in control under the award agreements, with the number of PSUs based on actual performance through the change in control for PSUs subject to a stock price or total shareholder return performance measure and at target for PSUs subject to any other performance measure.

(4) Reflects accelerated vesting of RSUs and PSUs in the event of a termination by the Company without Cause or by Mr. Douyard for Good Reason (each as defined in the Company's Severance Pay Plan), with the number of PSUs based on actual performance through the termination date.

(5) Under Mr. Presley's offer letter, in the event he resigns without good reason prior to the first anniversary of his start date, he must repay the first make whole cash bonus of $1,350,000 paid to him thereunder.

(6) Under Mr. Douyard's offer letter, in the event he resigns without good reason prior to the first anniversary of his start date, he must repay the first make whole cash bonus of $650,000 paid to him thereunder.

(7) Amounts reported in this table for Mr. Stocker were converted from Euros to U.S. Dollars using the 2025 average exchange rate of EUR 1 = 1.19 USD.

PAY VERSUS PERFORMANCE

We are providing the following information about the relationship between executive compensation actually paid (CAP) and certain financial performance of the Company as required by SEC rules. Please see "Compensation Discussion and Analysis" for discussion of our compensation philosophy and how the Compensation and Talent Committee structures our compensation program with performance-based and at-risk target compensation to motivate and reward the achievement of performance-based financial and other goals that align with our operational and strategic objectives. The SEC-defined CAP data set forth in the table below does not reflect amounts actually realized by the NEOs, and the Compensation and Talent Committee has not used or considered CAP previously in establishing the NEO compensation program. A significant portion of the CAP amounts shown relate to changes in values of unvested awards over the course of the reporting year. These unvested awards remain subject to significant risk from forfeiture conditions and possible future declines in value based on changes in our stock price. As described in detail in the "Compensation Discussion and Analysis" section above, the PSUs are subject to multi-year performance conditions tied to relative and absolute performance metrics and all of the RSUs and PSUs are subject to time vesting conditions. The ultimate values actually realized by the NEOs from unvested equity awards, if any, will not be determined until the awards fully vest.

Pay Versus Performance Table

Year	Summary Compensation Table Total For PEO ($)[1]	Compensation Actually Paid To PEO ($)[2]	Average Summary Compensation Table Total For Non-PEO NEOs ($)[3]	Average Compensation Actually Paid To Non-PEO NEOs ($)[2]	Value Of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[5]	Net Income ($ In Millions) [6]	Adjusted EBITDA ($ In Millions) [7]
2025	12,966,927	14,539,276	2,544,371	2,626,605	55.77	79.56	18.3	174.8
2024	6,316,439	(1,929,161)	2,245,511	1,010,140	89.94	80.91	64.9	182.9
2023	7,572,491	3,969,782	2,141,593	1,831,339	117.95	104.54	40.3	180.6
2022	5,408,566	(1,128,864)	1,505,277	520,649	147.08	104.59	24.4	129.8
2021	5,972,977	10,669,937	1,470,524	1,525,029	195.76	142.18	93.4	157.0

(1) Reflects the amount reported in the "Total" column of the Summary Compensation Table for our Principal Executive Officer ("PEO"), as applicable, for each corresponding year. See "Named Executive Officer Compensation Tables – Summary Compensation Table for 2025, 2024, and 2023".

(2) Amounts reported reflect CAP for Mr. Eyler from 2021 through 2024 and Mr. Presley in 2025 and for the other NEOs as a group (excluding Messrs. Eyler and Presley), as computed in accordance with Item 402(v) of Regulation S-K, for each corresponding year, which amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Eyler and Presley or the other NEOs as a group (excluding Messrs. Eyler and Presley) during the applicable year. The adjustments below were made to Mr. Presley's total compensation for 2025 and to the NEOs as a group (excluding Mr. Presley) for 2025 to determine the CAP for 2025 in accordance with the requirements of Item 402(v) of Regulation S-K. No amounts were reported in the "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for 2025, so no defined benefit and actuarial pension plan adjustments were made 2025.

	Fiscal Year 2025	
	PEO ($)	Non-PEO NEOs ($)
Summary Compensation Table total	12,966,927	2,544,371
Adjustments:[a]		
Minus reported value of equity awards[b]	7,804,910	1,144,421
Plus year end fair value of equity awards granted in the year	9,377,259	1,407,341
Plus year over year change in fair value of outstanding and unvested equity awards	—	(149,597)

Plus year over year change in fair value of equity awards granted in prior years that vested in the year	—	(31,089)
Minus fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year	—	—
Compensation actually paid (CAP)	14,539,276	2,626,605

(a) The fair values of RSUs and PSUs included in the CAP to our PEO and the Average CAP to our other NEOs are calculated at the required measurement dates, consistent with the approach used to value the awards at the grant date as described in our Annual Report on Form 10-K for 2025. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Any changes to the RSU and PSU fair values from the grant date (for current year grants) and from prior year-end (for prior year grants) are based on our updated stock price at the respective measurement dates, and for PSUs (Adjusted EBITDA/Relative Revenue Growth/Relative TSR/ROIC), updated Company performance metric projections.

(b) Amounts reflect the grant date fair value of equity awards as reported in the "Stock Awards" column in the Summary Compensation Table for 2025. No amounts were reported in the "Option Awards" column in the Summary Compensation Table for 2025.

(3) Reflects the average amount reported in the "Total" column of the Summary Compensation Table for our other NEOs as a group (excluding Messrs. Eyler and Presley) for each corresponding year. See "Named Executive Officer Compensation Tables – Summary Compensation Table for 2025, 2024, and 2023". The names of each of the other NEOs (excluding Messrs. Eyler and Presley) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Mr. Douyard, Mr. Stocker, Ms. Wilson and Mr. Sundaram; (ii) for 2024, Mr. Anversa, Mr. Stocker, Ms. Wilson, Ms. Runyon and Ms. Xu; (iii) for 2023, Mr. Anversa, Mr. Stocker, Mr. Sundaram and Ms. Xu; (iv) for 2022, Mr. Anversa, Ms. Runyon, Mr. Stocker and Ms. Xu.; and (v) for 2021, Mr. Anversa, Mr. Fisch, Mr. Stocker, Ms. Xu and Mr. Giberson.

(4) The cumulative TSR depicts a hypothetical $100 investment in our common stock. The amount is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. Historical stock performance is not necessarily indicative of future stock performance.

(5) The cumulative TSR depicts a hypothetical $100 investment in our common stock. The amount represents the TSR for the Dow Jones U.S. Auto Parts Index, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated.

(6) Amounts reflect the net income as reported in the Company's audited consolidated financial statements for the applicable year.

(7) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock based compensation expenses, and other gains and losses not reflective of the Company's ongoing operations and related tax effects, including transaction expenses, debt retirement expenses, impairment of assets held for sale, impairment of goodwill, gain or loss on sale of business, restructuring expense, unrealized currency gain or loss, and unrealized revaluation of derivatives. Beginning in 2023, the Company excluded the impact of non-cash stock-based compensation from Adjusted EBITDA results; prior years have not been restated. We may calculate Adjusted EBITDA differently in future years.

Company Selected Measure

We have presented Adjusted EBITDA as the Company-selected measure in the table above in accordance with Item 402(v) of Regulation S-K. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure used by the Company to link CAP for the Company's NEOs to Company performance for the most recently completed year that is not otherwise required to be disclosed in the pay versus performance table above. In identifying Adjusted EBITDA as the most important performance measure used by the Company to link CAP for the NEOs to performance for 2025, we considered that (1) the cash bonuses earned by the NEOs under the 2025 Senior Level Bonus Plan were based on the achievement of two financial performance metrics— Adjusted EBITDA and Adjusted Free Cash Flow Conversion—along with a strategic goals measurement, with Adjusted EBITDA being weighted the greatest at 50% and (2) 60-70% of the grant value of the 2025 equity awards granted to the NEOs was delivered via target PSUs, with 75% of the grant value of such target PSUs being earned based on our annual and three-year growth of Adjusted EBITDA Margin. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Financial Performance Measures

As described in "Compensation Discussion and Analysis," a significant portion of the NEO pay is performance-based and at-risk, consistent with the compensation philosophy established by the Compensation and Talent Committee. The NEO compensation program rewards the achievement of specific short-term (annual) and long-term financial and other goals, which are aligned with our operational and strategic goals. The most important financial performance measures used by the Company to link CAP for the Company's NEOs to the Company's performance for the most recently completed year are shown below.

MOST IMPORTANT PERFORMANCE MEASURES	
Adjusted EBITDA	Revenue Growth
Adjusted EBITDA Margin	Relative TSR*
Adjusted Free Cash Flow Conversion	

*Reflects the Company's TSR compared to a peer group established by the Compensation and Talent Committee.

Analysis Of Information Presented In The Pay Versus Performance Table

The Company is providing the following graphs regarding the relationships between information presented in the Pay Versus Performance table, including CAP, as required by Item 402(v) of Regulation S-K. The Compensation and Talent Committee utilizes several performance measures to align executive compensation with Company performance, and only some of those Company measures are presented in the pay versus performance table above and the graphs below. The Compensation and Talent Committee has not used or considered CAP previously as computed in accordance with Item 402(v) of Regulation S-K to set target compensation amounts or align the NEO compensation to Company performance. See "Compensation Discussion and Analysis" for a discussion of how the Compensation and Talent Committee designs our compensation program and sets target compensation amounts.

Cap And Cumulative TSR

The CAP for Mr. Eyler from 2021 through 2024 and Mr. Presley in 2025 and the average CAP for the Company's other NEOs as a group (excluding Messrs. Eyler and Presley) for 2021, 2022, 2023, 2024 and 2025 is presented in comparison to the Company's cumulative TSR and to the Dow Jones U.S. Auto Parts Index (the peer group presented for this purpose) for the five years presented in the Pay Versus Performance Table above in the table below.



Cap And Net Income

The CAP for Mr. Eyler from 2021 through 2024 and Mr. Presley in 2025 and the average CAP for the Company's other NEOs as a group (excluding Messrs. Eyler and Presley) for 2021, 2022, 2023, 2024 and 2025 is presented in comparison to the Company's net income over such periods in the table below.



Cap And Adjusted EBITDA

The CAP for Mr. Eyler from 2021 through 2024 and Mr. Presley in 2025 and the average CAP for the Company's other NEOs as a group (excluding Messrs. Eyler and Presley) for 2021, 2022, 2023, 2024 and 2025 is presented in comparison to the Company's Adjusted EBITDA over such periods in the table below.



This pay versus performance section is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

CEO PAY RATIO

Gentherm Employee Pool

The general profile of our global workforce is largely based on our manufacturing footprint. Approximately 97% of our workforce is located outside of the United States, with 90% of our workforce located in countries with relatively low prevailing wages. In addition, most of our employees are direct labor workers, meaning they work on our assembly lines or otherwise on the factory floor. We strive to create a competitive compensation program for each position in each of our geographic locations, so our compensation program varies significantly depending on pay practices in each local market.

As of December 31, 2025, our employee population was distributed as follows (all numbers are approximate):

China	1,852
Czech Republic	255
North Macedonia	1,850
Mexico	5,546
Morocco	764
Ukraine	1,302
Vietnam	1,195
Total of Above Low Prevailing Wage Countries	12,764
All Other Countries	1,410
Total	14,174

As a result, the factors that influence the target and earned compensation of our Chief Executive Officer are significantly different from the factors that generally influence the compensation of our workforce. Our compensation practices vary from country to country to ensure alignment with local regulatory and market practices where we operate. Within each country, compensation is driven by responsibilities and accountabilities, skill level and other job-based factors. Given the large majority of our employees are performing jobs requiring lower-skill sets within countries having relatively low prevailing wages, we consistently find that our median employee necessarily is part of that group.

CEO Annual Total Compensation

Mr. Presley's annual total compensation for 2025 was $12,966,927 as reported in the "Total" column of our Summary Compensation Table for 2025.

Pay Ratio

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions. As a result, our reported pay ratio may not be comparable to the pay ratio reported by other companies.

For 2025, our last completed year, the annual total compensation of the median employee of the Company (other than our Chief Executive Officer) was $10,619; consequently, for 2025 the ratio of the annual total compensation of Mr. Presley, our President and Chief Executive Officer, to the annual total compensation of our median employee was 1,221 to 1.

Our median employee in 2025 was a full-time employee located in Mexico who remained in the same position for all of 2025.

The form and amount of our Chief Executive Officer's annual total compensation is largely influenced by prevailing compensation practices in the United States, as well as the competitive market for senior executive talent in the United States. We believe it is useful to understand the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee solely based on full-time employees in the United States.

For 2025, the annual total compensation of such median United States full-time employee (other than our CEO) was $118,205 and the ratio of the 2025 annual total compensation of Mr. Presley to the total annual total compensation of such United States full-time employee was 110 to 1.

Methodology Used To Determine Median Employee And Annual Total Compensation Of Median Employee/CEO

The rules pertaining to this CEO Pay Ratio disclosure permit us to use that same median employee for up to three years. We previously reevaluated and identified our median employee in 2023 following significant changes in employee population. During 2025, there were no material changes in our employee population or employee compensation arrangements that we believed would significantly impact our pay ratio disclosure. Consequently, we did not identify a new median employee for 2025.

We are required to identify our median employee based on our worldwide workforce, without regard to their location, compensation arrangements or full-time or part-time employment status. For 2023, to identify our median employee, our Human Resources departments at each of our locations gathered employment data on every employee as of December 31, 2023. We used target total cash compensation (base cash compensation plus target bonus for eligible employees) and converted all amounts from each employee's local currency to U.S. Dollars, without making cost-of-living adjustments. We determined that using annual base salary and target bonus level was a reasonable and appropriate compensation measure because cash-based compensation is distributed widely to our entire employee population. We generated a list of employees with the same level of target total cash compensation at the median. From that subset, we excluded employees who are no longer with the Company, at retirement age or were not employed by the Company for the full year. We further reduced that group to 10 employees using random sampling, ultimately identifying the median of that subset.

We applied the same methodology to identify our median United States full-time employee, except that we limited our employee population to full-time employees based in the United States and, on that basis, only one employee was identified at the median based on target total cash compensation.

For 2025, we gathered all other compensation elements, including overtime pay, position and shift premiums, productivity and other site-specific bonuses, allowances, and benefit payments made directly to our median employee and our median United States full-time employee in 2025, then calculated each such employee's annual total compensation in the same manner used to calculate the amounts reported in the "Total" column of our Summary Compensation Table for 2025 for the NEOs.

RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES

Related Person Transaction Policy

In January 2024, the Board adopted a Related Person Transaction Policy (the "RPT policy"), which addresses the review, approval, ratification and disclosure of all related person transactions by the Audit Committee (or other specified persons). In accordance with the RPT policy, the Audit Committee has overall responsibility for the implementation of, and compliance with, the RPT policy.

For purposes of the RPT policy, a related person transaction is a transaction or series of transactions in which the Company or a subsidiary is, was or will be a participant, in which the amount involved exceeds $120,000 and in which any related person (as defined in the RPT policy) had, has or will have a direct or indirect material interest as well as any material amendment or modification to an existing related person transaction regardless of whether such transaction was previously approved in accordance with the RPT policy. A related person transaction does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from such employment relationship or transaction that has been disclosed pursuant to Item 402 of Regulation S-K of the Exchange Act.

The RPT policy requires that notice of a proposed related person transaction be provided to our General Counsel prior to entry into such transaction. If our General Counsel has a potential interest in any related person transaction, that related person transaction must be submitted directly to the Audit Committee. If our General Counsel determines that such transaction is a related person transaction, the proposed transaction will be submitted for consideration (a) to the Audit Committee at its next meeting, (b) if our General Counsel, in consultation with our Chief Executive Officer or our Chief Financial Officer, determines that it is not practicable or desirable to wait until the next Audit Committee meeting, to the Chair of the Audit Committee.

The Audit Committee or the Chair of the Audit Committee, as applicable, may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our shareholders. Any member of the Audit Committee who has a potential interest in any related person transaction must recuse themselves and abstain from voting on the approval of the transaction. In the event that the Company becomes aware of a related person transaction that has not been previously reviewed, approved or ratified under the RPT policy and that is ongoing or is completed (including any transaction that was not considered a related person transaction at the time it was entered into, but subsequently is), the transaction will be submitted to the Audit Committee or the Chair of the Audit Committee, as applicable, so that it may determine whether to continue, modify or terminate the related person transaction.

2025 RELATED PERSON TRANSACTIONS

There were no related person transactions required to be reported for 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of our common stock as of March 17, 2026 by (A) each of the directors, director nominees and NEOs, (B) all of the directors and executive officers as a group, and (C) to our knowledge, beneficial owners of more than 5% of our common stock. As of March 17, 2026, there were 30,649,031 shares of our common stock outstanding. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment powers with respect to the securities listed below.

Name	Shares Owned	Right to Acquire[1]	Total	Aggregate Percent of Class
Sophie Desormière	38,011	-	38,011	*
Dave Heinzmann	17,073	-	17,073	*
Ron Hundzinski	35,971	-	35,971	*
Laura Kowalchik	9,103	-	9,103	*
Chuck Kummeth	21,645	-	21,645	*
Betsy Meter	15,372	-	15,372	*
Bill Presley	178,314	-	178,314	*
John Stacey	22,820	-	22,820	*
Ken Washington	10,965	-	10,965	*
Jon Douyard	69,639	-	69,639	*
Thomas Stocker	26,726	6,130	32,856	*
Jaymi Wilson	40,962	6,130	47,092	*
Vishnu Sundaram	28,473	-	28,473	*
Executive officers and directors as a group (15 persons)	629,869	28,682	658,551	2.1%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	4,631,996	—	4,631,996	15.1%

(1) Amounts include the following number of unvested shares of restricted stock as of March 17, 2026: Ms. Desormière, Mr. Heinzmann, Mr. Hundzinski, Ms. Kowalchik, Mr. Kummeth, Ms. Meter, Mr. Stacey and Dr. Washington: 5,075 shares each; and all executive officers and directors as a group, 40,600 shares.

(2) Amounts reflect the number of shares that such holder could acquire through RSUs and PSUs scheduled to vest within 60 days of March 17, 2026.

(3) Based on Schedule 13G/A filed with the SEC on April 30, 2025. This report includes holdings of various subsidiaries of the holding company, and includes ownership of more than 5% of our common stock by Blackrock Fund Advisors. BlackRock, Inc. has sole power to vote 4,593,853 shares and sole power to dispose 4,631,996 shares.

*Less than one percent.

PROPOSAL NO. 3— RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2026

In accordance with applicable law, the Audit Committee has ultimate authority and responsibility to appoint, compensate, evaluate and, when appropriate, replace our independent registered public accounting firm.

The Audit Committee annually conducts a formal assessment of the performance of its independent registered public accounting firm, including soliciting the perspective of its management team. The Audit Committee conducted a competitive process to select the Company's independent registered public accounting firm for the Company's year ending December 31, 2020, and the Audit Committee ultimately selected and appointed Ernst & Young and such relationship continued through 2025. At the 2025 annual meeting, shareholders voted more than 99% in favor of the proposal to ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for 2025.

For the reasons noted below, the Audit Committee has reappointed Ernst & Young as the Company's independent registered public accounting firm for the year ending December 31, 2026.

SUPPORT FOR RECOMMENDATION

In determining that retaining Ernst & Young for 2026 was in the best interests of the Company and its shareholders, the Audit Committee reviewed:

Efficiencies Of Continued Engagement

The Audit Committee, management and Ernst & Young have invested significant time, resources and money to ensure a successful ongoing engagement and to establish extensive familiarity with our business.

Audit Effectiveness

Ernst & Young's performance on the Company's audit and non-audit work for 2025 and management's assessment of such performance.

Expertise And Industry Knowledge

Ernst & Young's qualifications, independence, capabilities, and expertise, evident through its audit planning and reports, industry knowledge, resources and staffing, objectivity and professional skepticism.

External Data On Audit Quality And Performance

Results of recent PCAOB reports on Ernst & Young and peer firms and improvements made from period to period.

Reasonableness Of Fees

The terms of the audit engagement, including the reasonableness of audit and non-audit fees charged taking into account the breadth and complexity of services provided, as well as the efficiency achieved in performing such services.

Communication

The quality of Ernst & Young's communications to and interactions with the Audit Committee at meetings and the Chair of the Audit Committee between meetings.

Ratification Proposal At 2025 Annual Meeting

At the 2025 annual meeting, over 99% of shareholder votes supported the ratification of the appointment of Ernst & Young to serve as our independent registered public accounting firm for 2025.

Auditor Independence

Ernst & Young employs a rigorous process for monitoring and maintaining independence, and its transparent disclosure regarding related considerations.

ADVISORY VOTE

As the Audit Committee appoints our independent registered public accounting firm, your ratification of the appointment of Ernst & Young is not necessary. However, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if the shareholders ratify the appointment of Ernst & Young, the Audit Committee may in its sole discretion terminate the engagement of Ernst & Young and direct the appointment of another independent auditor at any time during the year, although it has no current intent to do so.

Representatives of Ernst & Young will attend the annual meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions from shareholders.



The Board recommends that you vote **FOR** the ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026

AUDIT COMMITTEE REPORT

The Board has determined that each member of the Audit Committee is independent under the applicable rules and regulations of Nasdaq and the SEC. The Audit Committee operates under a written charter approved by the Board, which the Audit Committee and the Board review annually. The charter is posted at https://ir.gentherm.com/ under the "Corporate Governance" tab.

As described more fully in its charter, the Audit Committee's purpose is to assist the Board in generally overseeing the Company's financial reporting and internal control functions, to review our reports filed with or furnished to the SEC that include financial statements or results, to monitor compliance with significant legal and regulatory requirements and other risks related to financial reporting and internal control, and to appoint, retain, compensate, and oversee the work of our independent registered public accounting firm. See "Audit Committee Matters" below for a description of the Audit Committee's pre-approval policies regarding the services of our independent registered public accounting firm.

The Audit Committee further has the authority to engage independent advisors as it determines appropriate, apart from counsel or advisors hired by management. The Audit Committee relies on the expertise and knowledge of management, the independent registered public accounting firm and other advisors hired by management in carrying out its oversight responsibilities. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and compliance with applicable laws and regulations. Our independent registered public accounting firm is responsible for performing independent audits of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB") and for expressing its opinions thereon.

KEY RESPONSIBILITIES

Ernst & Young LLP ("Ernst & Young") was the Company's independent registered public accounting firm for 2025. Relating to the Company's financial statements for 2025, among other matters, the Audit Committee:


Reviewed and discussed with management and Ernst & Young the unaudited quarterly financial statements included in Form 10-Qs filed with the SEC.


Periodically reviewed and discussed with management and Ernst & Young the Company's earnings press releases, earnings guidance and the use of non-GAAP information.


Reviewed and discussed with Ernst & Young the overall scope and plans for its audit for 2025.


Reviewed and discussed with management and Ernst & Young the audited consolidated financial statements, and Ernst & Young's opinion thereon, included in the Form 10-K for 2025 filed with the SEC and the 2025 annual report to shareholders.


Reviewed and discussed with management the Company's significant accounting policies and key judgments, and changes in the Company's accounting practices, principles, controls or methodologies, or in its financial statements.


Reviewed with management and Ernst & Young significant risks and exposures identified by management and the overall adequacy and effectiveness of the Company's legal, regulatory and compliance programs.


Reviewed and discussed with management its assessment and report, and reviewed and discussed with Ernst & Young its opinion, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.


Discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.


Received the written disclosures and the letter from Ernst & Young required by the applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and discussed with Ernst & Young its independence with respect to the Company, including any relationships which may impact its objectivity and independence and whether the provision of specified non-audit services was compatible with the auditors' independence under current guidelines.

RECOMMENDATION OF AUDIT COMMITTEE

Based on the foregoing matters, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for 2025, which was filed with the SEC on February 19, 2026. The Audit Committee also appointed Ernst & Young to serve as the Company's independent registered public accounting firm for 2026.

This report has been furnished by the members of the Audit Committee.

Audit Committee

Betsy Meter, Chair

Dave Heinzmann

Ron Hundzinski

Laura Kowalchik

AUDIT COMMITTEE MATTERS

PRE-APPROVAL POLICIES AND PROCEDURES

In recognition of the importance of maintaining the independence of the independent registered public accounting firm, both in fact and appearance, it is the Audit Committee's policy and practice to review and approve in advance all services and fees, audit and non-audit, to be rendered by the Company's independent registered public accounting firm. In pre-approving such services, the Audit Committee must consider whether the provision of services is consistent with maintaining the independence of the Company's independent registered public accounting firm. The Audit Committee does not delegate the pre-approval of services (or any other Audit Committee function) to Company management. The Audit Committee also pre-approves all fees, except the Chief Financial Officer has been delegated authority to commit up to $50,000 between Audit Committee meetings for audit-related services only, which must be reported to the Audit Committee no later than the next scheduled Audit Committee meeting. If a product or service arises that has not been pre-approved by the Audit Committee, the Audit Committee has delegated to the Chair of the Audit Committee the authority to consider and pre-approve any such product or service between regular meetings of the Audit Committee. Any interim approvals granted by the Chair of the Audit Committee are reported to the entire Audit Committee at its next regularly scheduled meeting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee retained Ernst & Young to audit the Company's consolidated financial statements and the effectiveness of internal control over financial reporting, as of and for the years ended December 31, 2025 and 2024. The following table sets forth the fees that Ernst & Young billed for their audit and other services in 2025 and 2024. The Audit Committee approved all of the services described below in conformity with its pre-approval policies and procedures described above.

	2025 ($)	2024 ($)
Audit Fees[1]	1,825,631	1,827,887
Audit-Related Fees[2]	—	26,435
Tax Fees[3]	834,359	478,957
All Other Fees[4]	—	—
Total Fees	2,659,990	2,333,280

(1) Audit fees in 2025 and 2024 consisted of fees related to the annual audit of our financial statements, the audit of the effectiveness of internal control over financial reporting, the review of quarterly financial statements and for services provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees in 2024 consisted of fees related to accounting for accounting matters related to unique transactions occurring throughout the year related to the United States.

(3) Tax fees in 2025 and 2024 consisted primarily of fees related to tax compliance and tax advice.

(4) All other fees in 2024 consisted of fees for services not contained in the above categories and include permissible advisory services.

PROPOSAL NO. 4— AMENDMENT TO THE GENTHERM INCORPORATED 2023 EQUITY INCENTIVE PLAN

The shareholders are being asked to approve an amendment (the "Amendment") to the 2023 Equity Plan. The Amendment, if so approved, would increase by 1,7000,000 the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2023 Equity Plan.

The 2023 Equity Plan provides for a number of common shares available for issuance (the "Share Limit") equal to the sum of (i) 3,730,000 shares, plus (ii) the number of shares of common stock that, as of the effective date of the 2023 Equity Plan, were subject to awards granted under the Gentherm Incorporated 2013 Equity Incentive Plan (the "Previous Plan") and that, after the effective date of the 2023 Equity Plan, are forfeited, surrendered terminated (other than by exercise), canceled, lapsed or reacquired by the Company prior to vesting, without the delivery of any shares of common stock and otherwise comply with the recycling provisions of the Previous Plan and 2023 Equity Plan. As of March 23, 2026, there remained 115,403 shares of our common stock available for awards granted under the 2023 Equity Plan, which does not include the shares granted outside of the 2023 Equity Plan under the make whole equity awards granted to Messrs. Presley and Douyard in February 2025. There are no shares available for grant under any other Company equity incentive plan.

The 2023 Equity Plan permits the granting of the following types of "Awards": (i) stock options, including both nonqualified options and incentive options ("Options"), (ii) SARs, (iii) restricted stock and RSUs, (iv) PSUs and (v) other awards which are denominated or payable in, valued by reference to, or otherwise based on our common stock, including rights to make an outright purchase of unrestricted or restricted stock ("Other Stock-Based Awards"). Awards may only be issued to employees (including officers and directors who are also employees), non-employee directors, consultants and advisors of the Company and its subsidiaries. Awards of Options and SARs will count against the Share Limit as 1.00 share of common stock for each share of common stock covered by such Awards. All other Awards payable in shares of common stock will count against the Share Limit as 1.85 shares of common stock for each share of common stock covered by such Awards. Awards that are valued by reference to shares of common stock but are required to be paid in cash pursuant to their terms will not be counted against the Share Limit. The total number of Awards that may be granted under the 2023 Equity Plan cannot presently be determined.

If any shares of common stock covered by an Award are not purchased and are forfeited, cancelled, reacquired by the Company prior to vesting or expired or if an Award otherwise expires or terminates without delivery of common stock subject to such Award, then the related number of shares of common stock will not be counted against the Share Limit and will again be available for making Awards under the 2023 Equity Plan after such event in an amount corresponding to the reduction in the Share Limit previously made with respect to such Awards. Notwithstanding the foregoing, the following will not be added back to the Share Limit: (x) shares of common stock tendered to, or withheld by, the Company as full or partial payment of the exercise price and strike price of Stock Options and SARs, respectively; (ii) shares of common stock reserved for issuance upon the grant of SARs, to the extent that the number of reserved shares of common stock exceeds the number of shares of common stock actually issued upon the exercise of the SARs; (iii) shares of common stock withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the exercise of, or upon the lapse of restrictions on or settlement of, an Award; and (iv) shares of common stock repurchased on the open market with the proceeds of a Stock Option exercise.

The proposed Amendment is set forth on **Appendix A** to this Proxy Statement. The full text of the 2023 Equity Plan, as amended, is set forth on **Appendix B** to this Proxy Statement. The material features of the 2023 Equity Plan are summarized below, but each shareholder should review the 2023 Equity Plan itself for a full understanding of its contents. If our shareholders approve the Amendment, a registration statement on Form S-8 covering the shares newly available for issuance will be filed with the SEC.

PROPOSED AMENDMENT

INCREASE THE SHARE LIMIT

The Amendment would increase by 1,700,000 the maximum number of shares which may be issued pursuant to Awards under the 2023 Equity Plan, subject to the adjustment described under "Stock Dividends, Stock Splits, Recapitalizations, And Similar Events" below with respect to such events as a stock split, stock dividend or other extraordinary corporate event. The market value of the additional 1,700,000 shares of common stock that would be added to the maximum number of shares which may be issued pursuant to Awards under the 2023 Equity Plan is $48,688,000 as of March 23, 2026.

Due to material changes in our employee population following the Company's planned acquisition of Modine's Performance Technologies business, we expect that the proposed increase to the Share Limit under the 2023 Equity Plan would be sufficient to cover expected Awards for one year assuming the closing of the acquisition of the Modine Performance Technologies business as expected. Accordingly, we anticipate submitting an additional 2023 Equity Plan amendment proposal at the Company's 2027 annual meeting of shareholders to increase the Share Limit by an additional amount that will be sufficient to meet the projected Award amounts of the combined company on a go-forward basis.

In determining the appropriate size of the Share Limit, the Compensation and Talent Committee, with advice from its independent compensation consultant, considered the Company's historical and projected share usage, taking into account estimated forfeitures and cancellations, estimated payouts for the outstanding PSUs, the nature and type of Awards granted by the Company historically and potentially in the future, including potential payout multipliers, and the Compensation and Talent Committee's belief that long-term equity incentive compensation is a necessary component of the Company's compensation program for key employees.

REASONS TO VOTE FOR THE AMENDMENT

Equity Awards Are An Important Component Of Our Compensation Programs, Which Allow Us To Recruit And Retain Participants In A Competitive Market

We believe that the approval of the Amendment is essential to our continued success. The Board believes that it is in the best interests of the Company and its shareholders for the Company to be able to continue to offer Awards in accordance with the terms of the 2023 Equity Plan. We use Awards to attract and retain Participants, provide appropriate incentives to motivate Participants to contribute to our long-term performance and growth, develop a culture of ownership, and align further the interests of Participants and our shareholders. Consistent with historical practice, we intend to use Awards to reward achievement of rigorous and objective Company financial and other strategic goals and ensure that a significant portion of our compensation program for key Participants consists of performance-based compensation.

We believe that Awards are necessary to remain competitive in our industry and are essential to recruiting and retaining highly qualified Participants who help us meet our strategic, financial and operational goals. If the Amendment is not approved and we are then unable to offer Awards as a component of compensation for existing Participants, we will be at a disadvantage relative to other companies that will be able to offer more attractive and broad-based compensation packages. In such a case, we would expect to have to utilize a significant portion of additional cash compensation to provide appropriate attraction, retention and motivation incentives, which would reduce our available cash for other business needs such as working capital, capital expenditures, research and development, acquisitions and investments, operating lease payments, income tax payments and general corporate purposes, and therefore adversely impact our growth strategy and competitiveness.

A Reasonable Number Of Shares Will Be Available For Grant Under The 2023 Equity Plan

As of March 23, 2026, we had 115,403 shares of common stock remaining available for grant under the 2023 Equity Plan. As of March 23, 2026, outstanding awards under the 2023 Plan covered 4,363,432 shares of common stock, which represented approximately 14.2% of our outstanding shares of common stock as of that date.

If shareholders approve the Amendment, it would increase by 1,700,000 the maximum number of shares which may be issued pursuant to Awards under the 2023 Equity Plan, which represents approximately 5.6% of our outstanding shares of common stock as of
March 23, 2026. As described above, we expect that the proposed increase to the Share Limit under the 2023 Equity Plan would be sufficient to cover expected Awards for approximately one year assuming the closing of the acquisition of the Modine Performance Technologies business as expected based on our current forecasts related to future Awards (including anticipated payout multipliers for performance-based equity) and forfeitures and cancellations. However, the actual duration of the shares reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares do to forfeitures, the need to attract, retain, and incentivize key talent, and how the Company chooses to balance total compensation between cash and equity-based awards. Assuming the close of the acquisition of the Modine Performance Technologies business, we will be required to seek shareholder approval for a future increase in our Share Limit at the 2027 annual meeting of shareholders.

To determine the proposed Share Limit, the Compensation and Talent Committee reviewed an analysis provided by its independent compensation consultant as well as additional data from other third-party sources. Accordingly, the Board believes that the proposed Share Limit is reasonable and prudent.

We Have Used Our Equity Plans Responsibly

Our Compensation and Talent Committee, with advice from its independent compensation consultant, regularly reviews our historical share usage and availability and considers such information in setting equity compensation levels. Our Compensation and Talent Committee administers and oversees our equity compensation practices to ensure they are reasonable, recognizing that Awards dilute shareholder equity and must be used appropriately. We believe our historical share usage, both annually and overall, has been mindful of shareholder interests. Our three-year average burn rate, which we define as the number of shares subject to equity awards granted in a fiscal year (including make whole awards of 175,533 RSUs granted to new executive hires that were not part of the 2023 Equity Plan) in 2025 divided by the weighted average shares outstanding for that fiscal year, was 1.6% for fiscal years 2023 through 2025.

Our equity plan dilution rate (or overhang) as of March 23, 2026 was 8.7% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the 2023 Equity Plan, by (2) the total number of common shares outstanding). As of March 23, 2026, the shares remaining available under the 2023 Equity Plan and shares subject to outstanding awards represented 0.4% and 8.3% of our current overhang, respectively. If shareholders approve the Amendment, the issuance of 1,700,000 shares under the Plan would increase our total potential dilution rate by 5.5% to 14.2%.

Share Information on Equity Compensation Plans as of March 23, 2026

The following table provides information regarding our outstanding equity awards[1] and shares available for future awards under the Company's existing equity compensation plans as of March 23, 2026 (except as otherwise noted):

Total number of shares subject to full value awards outstanding (includes restricted stock, restricted stock units and performance stock units (PSUs))[2]	2,534,145
Total number of shares remaining available for future grant under the 2023 Equity Plan[3]	115,403
Total number of shares of common stock outstanding as of the Record Date	30,649,031

(1) The Company did not have any stock options or stock appreciation rights outstanding as of March 23, 2026.

(2) Assumes PSU awards will vest and pay out based on maximum performance levels being achieved. Includes 175,533 shares subject to make whole awards that were granted outside of the 2023 Equity Plan.

(3) Represents the total number of shares available for future awards under the 2023 Equity Plan reflecting PSU awards at maximum payout. The 2023 Equity Plan was our only active equity compensation plan as of March 23, 2026.

The 2023 Equity Plan Includes Significant Compensation and Governance Best Practices

The 2023 Equity Plan contains a number of key features that reflect best practices to protect the interests of our shareholders. The following provisions align with our shareholders' interests:

- **Minimum vesting for Awards.** Awards granted under the 2023 Equity Plan are subject to a minimum vesting period of one year from the grant date, with an exception for shares representing 5% of the Share Limit and substitute awards from an acquisition.

- **No dividend or dividend equivalent payments on any unvested Awards, stock options or SARs.** Generally, restricted stock, RSUs and PSUs only will receive dividends or dividend equivalent payments upon vesting of the Awards. Stock options and SARs are not eligible to receive dividends or dividend equivalents.

- **No liberal share recycling.** The following shares will not be added back to the Share Limit: (i) shares that are delivered to or withheld by the Company to pay the exercise price or strike price of stock options or SARs, respectively, or used to cover withholding taxes for any Award; (ii) shares repurchased on the open market with the proceeds of a stock option exercise; and (iii) shares not issued upon the net settlement or net exercise of stock options or SARs.

- **No evergreen increase of the Share Limit.** The 2023 Equity Plan does not include an automatic share replenishment feature, and therefore the Company will continue to seek shareholder approval for future increases in the Share Limit.

- **No repricing without shareholder approval.** The 2023 Equity Plan prohibits repricing or exchange of underwater stock options without shareholder approval.

- **No discounted stock options or SARs.** The 2023 Equity Plan prohibits granting stock options or SARs with an exercise price or strike price, respectively, less than the fair market value of our common stock on the grant date.
- **Certain Awards subject to Clawback policy.** Any Awards granted under the 2023 Equity Plan are subject to the Company's clawback policy, which currently is applicable to our executive officers and overseen by the Compensation and Talent Committee.
- **No liberal change in control definition.** The definition of Change in Control in the 2023 Equity Plan does not include events where an actual change in control of the Company may not occur (e.g., commencement or announcement of a tender offer or shareholder approval of a merger).
- **No transferability of Awards generally.** Awards generally cannot be transferred except by will or the laws of descent and distribution, subject to limited approvals that may be approved by the Compensation and Talent Committee; provided, unless approved by shareholders, no Award can be transferred for value and no stock option or SAR can be transferred to a third-party financial institution.
- **Limitations on Awards to non-employee directors**. The 2023 Equity Plan imposes a limit on the maximum value ($600,000) associated with the equity and cash awards that may be granted to any single non-employee director of the Company in any calendar year.

SUMMARY OF THE 2023 EQUITY PLAN, AS PROPOSED TO BE AMENDED

ADMINISTRATION

The 2023 Equity Plan authorizes a "Committee" (currently the Compensation and Talent Committee, subject to the Board determining otherwise) to interpret the 2023 Equity Plan, to promulgate, amend and rescind rules and regulations relating to the 2023 Equity Plan and to make all other determinations necessary or advisable for its administration. The Board may exercise all of the powers of the Committee and the Committee may delegate all or a portion of its powers to officers of the Company, to the extent permitted under applicable law and the listing standards of the national securities exchange upon which shares of our common stock are listed.

The 2023 Equity Plan provides that members of the Committee and any employee of the Company or a subsidiary to whom authority or administrative responsibilities has been delegated will not be liable for any action or determination made in good faith with respect to the 2023 Equity Plan. In addition, under the 2023 Equity Plan, the Company has agreed to indemnify the Committee members for reasonable expenses incurred in connection with the defense of any action, suit or proceeding involving any action taken or a failure to act with respect to the 2023 Equity Plan.

PARTICIPANTS

The Committee determines those eligible Participants or classes of Participants to be granted Awards, the type of Awards and the amounts, terms and conditions of the Awards. As of March 23, 2026, the Company has eight non-employee directors, 5 executive officers, and approximately 250 other employees who are eligible to receive Awards under the 2023 Equity Plan. As of March 23, 2026, approximately 360 Participants held outstanding Awards.

SHARE LIMIT

Subject to adjustment as described below, the Share Limit under the 2023 Equity Plan will not exceed in the aggregate (i) 1,815,403 shares of common stock, plus (ii) 4,363,432 shares of common stock counted against the share pool authorized under the 2023 Equity Plan that, after such effective date, are forfeited, surrendered, terminated (other than by exercise), cancelled, lapsed or reacquired by the Company prior to vesting, without the delivery of any shares of common stock, and otherwise comply with the recycling provisions of the 2023 Equity Plan.

Awards of options to acquires shares of our common stock ("Stock Options") and SARs will count against the Share Limit as 1.00 share of common stock for each share of common stock covered by such Awards. The full number of shares of common stock subject to a Stock Option or SAR will count against the Share Limit, even if the exercise price of the such Stock Option or SAR is satisfied in whole or in part through net-settlement or by delivering shares of common stock to the Company (by either actual delivery or attestation). All other Awards payable in shares of common stock will count against the Share Limit as 1.85 shares of common stock for each share of common stock covered by such Awards. Awards that are valued by reference to shares of common stock but are required to be paid in cash pursuant to their terms will not be counted against the Share Limit.

If any shares of common stock covered by an Award are not purchased and are forfeited, cancelled, reacquired by the Company prior to vesting or expired or if an Award otherwise expires or terminates without delivery of common stock subject to such Award, then the related number of shares of common stock will not be counted against the Share Limit and will again be available for making Awards under the 2023 Equity Plan after such event in an amount corresponding to the reduction in the Share Limit previously made with respect to such Awards. Notwithstanding the foregoing, the following will not be added back to the Share Limit: (x) shares of common stock tendered to, or withheld by, the Company as full or partial payment of the exercise price and strike price of Stock Options and SARs, respectively; (ii) shares of common stock reserved for issuance upon the grant of SARs, to the extent that the number of reserved shares of common stock exceeds the number of shares of common stock actually issued upon the exercise of the SARs; (iii) shares of common stock withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the exercise of, or upon the lapse of restrictions on or settlement of, an Award; and (iv) shares of common stock repurchased on the open market with the proceeds of a Stock Option exercise.

STOCK DIVIDENDS, STOCK SPLITS, RECAPITALIZATIONS, AND SIMILAR EVENTS

In the event that the Committee determines that, as a result of any stock dividends, stock splits, recapitalizations, mergers, consolidations, split-up, spin-off, combinations, exchanges of shares or reorganizations of or by the Company, an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2023 Equity Plan, then the Committee will adjust equitably any or all of: (i) the number of shares of common stock with respect to each outstanding Award; (ii) the exercise price per share with respect to outstanding Stock Options; (iii) the strike price with respect to outstanding SARs; and (iv) the Share Limit in aggregate and to an individual Participant during the term of the 2023 Equity Plan. The adjusted Awards will be subject to the same restrictions and conditions applicable to the original Award.

AWARDS

Awards granted under the 2023 Equity Plan will be evidenced by an Award agreement, which will be in accordance with the 2023 Equity Plan and may include such additional provisions and restrictions as determined by the Committee; provided that such additional provisions and restrictions do not violate the terms of the 2023 Equity Plan. Subject to the terms of the 2023 Equity Plan, the Committee may grant a Participant one or more of the following Awards and any combination thereof:

Stock Options and Stock Appreciation Rights ("SARs")

The Committee in its discretion may grant either Stock Options meeting the definition of Incentive Stock Options under Section 422 of the Code or Nonqualified Stock Options not meeting such definition, or any combination thereof. Incentive Stock Options may only be granted to an employee of the Company or any of the subsidiaries in which the Company owns directly or indirectly 50% or more of the combined voting power of all classes of its stock or if the subsidiary is treated as a disregarded entity owned by the Company.

The exercise price for Incentive Stock Options may not be less than 100% (110% for a Participant owning 10% or more of the total combined voting stock of the Company or any parent or subsidiary) of the fair market value of the common stock on the grant date. The exercise price for Nonqualified Stock Options may not be less than 100% of the fair market value of the common stock on the grant date.

No Incentive Stock Option may be granted under the 2023 Equity Plan to any one Participant which would result in the aggregate fair market value of underlying common stock with respect to which Incentive Stock Options first become exercisable by such Participant in any calendar year exceeding $100,000.

SARs may be granted in conjunction with or independent of any Stock Option granted under the 2023 Equity Plan. A SAR granted in conjunction with a Stock Option may either be an alternative right or an additional right. The exercise of a SAR granted as an alternative right will terminate the Stock Option to the extent of the number of shares with respect to which the SAR is exercised and vice versa. For SARs granted as an additional right, both the SAR and the Stock Option may be exercised. Upon exercise of a SAR, a Participant is generally entitled to receive without payment to the Company (except for applicable withholding taxes) an amount equal to the excess of or, in the discretion of the Committee, a portion of the excess of (i) the then aggregate fair market value of the number of shares of common stock with respect to which the Participant exercises the SARs, over (ii) the strike price of the applicable SARs so exercised. This amount may be payable by the Company, in the discretion of the Committee, in cash, in shares of common stock, in property or any combination thereof.

At the time of exercise in whole or in part of any Stock Option, the price for the exercise of Stock Options must be paid in cash for the shares so purchased or, in the discretion of and subject to such conditions as may be established by the Committee, payment of the exercise price in whole or in part also may be made: (i) in common stock held by the Participant for the shares of common stock so purchased; (ii) by the Company retaining from the shares of common stock to be delivered upon exercise of the Stock Option that number of shares of common stock having a fair market value on the exercise date equal to the exercise price of the shares of common stock so purchased; (iii) by irrevocable instructions to a stock broker to promptly deliver to the Company payment of the exercise price of the shares of common stock so purchased from the proceeds of the stock broker's sale of, or loan against, all or some of such shares (a "Regulation T Stock Option Exercise"); or (iv) in such other manner as the Committee determines is appropriate.

The Committee may, in its discretion, condition the exercise of a Stock Option or SAR on the attainment of one or more performance goals over a performance period prescribed by the Committee, in addition to or in lieu of conditioning the release of restrictions on the continued employment or service of the Participant.

If not sooner terminated, each Stock Option and SAR granted under the 2023 Equity Plan will expire not more than 10 years from the date of grant, or for an Incentive Stock Option, five years for a Participant owning 10% or more of the total combined voting stock of the Company or any parent or subsidiary.

The 2023 Equity Plan prohibits direct repricings (lowering the exercise price of a Stock Option or the strike price of a SAR) and indirect repricings (cancelling an outstanding Stock Option or SAR and granting a replacement or substitute Stock Option or SAR with a lower exercise or strike price, or otherwise exchanging such Awards for cash or another Award) without shareholder approval.

Restricted Stock and Restricted Stock Units ("RSUs")

The Committee may grant restricted stock or RSUs to a Participant with respect to a specified number of shares of common stock. Restricted stock and RSUs will have an established restriction period that may differ for each Participant and with respect to all or any portion of the same Award. Participants are entitled to all dividend and voting rights, as well as other rights of a shareholder, with respect to restricted stock. No Participant will have the rights of a shareholder with respect to RSUs until the actual issuance of shares of common stock.

The Committee may make performance-based restricted stock or RSU Awards that condition release of the restrictions on the attainment of one or more performance goals during the restricted period, in addition to or in lieu of conditioning the release of restrictions on the continued employment or service of the Participant.

After the expiration of the restricted period, (i) with respect to restricted stock, the Company will deliver shares to the Participant or the legal representative of the Participant's estate and, if the shares were previously issued with a legend, the Company will reissue the shares without the legend, and (ii) with respect to RSUs, the Company will pay a Participant an amount equal to the fair market value of that number of shares to which such RSU relates. In the discretion of the Committee, the amount paid with respect to RSUs may be paid in cash, common stock, other property or any combination thereof.

Performance Stock Units ("PSUs") and Performance Units

The Committee may grant to a Participant the right to earn PSUs or Performance Units. A Participant's right to earn PSUs and Performance Units will be subject to the attainment of one or more performance goals over a performance period prescribed by the Committee. The Committee, in its discretion, will establish the performance goals, specific targets and other details of the performance goal. The Committee will have the authority to make equitable adjustments to the performance goals as may be determined by the Committee, in its sole discretion. No Participant will have the rights of a shareholder with respect to PSUs and Performance Units until the issuance of shares of common stock.

Shares or cash will be issued to a Participant (in whole or in part, as applicable) pursuant to an Award of PSUs or Performance Units, respectively, only after expiration of the performance period and attainment of the applicable performance goal(s), and (ii) approval by the Committee that the performance goal and any other material terms of the Award have been attained or satisfied. If the performance goal(s) applicable to an Award of PSUs or Performance Units has not been attained by the end of the performance period, either in whole or in part, the shares or units subject to the Award will be forfeited and transferred back to the Company by the Participant, in whole or in part, as applicable (as required by the Award agreement), without payment of any consideration by the Company. In the discretion of the Committee, the amount paid with respect to PSUs or Performance Units may be paid in cash, common stock, other property or any combination thereof.

The terms for PSU and Performance Units will apply to other Awards as appropriate to the extent they are subject to the attainment of one or more performance goals.

Other Stock Based Awards

The Committee may grant Participants other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock as are deemed by the Committee, in its discretion, to be consistent with the purpose of the 2023 Equity Plan, provided that such grants comply with applicable law. Additionally, the Committee may permit a Participant to make a current, outright purchase of shares of common stock, which shares may or may not be subject to any restrictions or conditions, for a price equal to, less than or greater than the then fair market value of the shares, with the price payable by the Participant in such form and manner and at such time as determined by the Committee in its discretion.

DIVIDENDS, DISTRIBUTIONS AND EQUIVALENTS

Prior to the issuance of shares of common stock in respect of Stock Options and SARs, no adjustment is made for dividends, distributions or other rights in respect of such shares of common stock, except in the limited circumstances as provided in the Plan (such as a stock dividend or stock split). A Participant may be provided all of the rights of a shareholder in respect of shares of Restricted Stock and certain Other Stock-Based Awards, including the right to receive dividends and distributions, if any.

The Committee, in its discretion, may provide that RSUs, PSUs and Performance Units the right to earn dividend and distribution equivalents equal to the amount of dividends and distributions, if any, that are paid on that number of shares of common stock with respect to which such Awards are granted (subject to such terms, conditions, limitations and restrictions as the Committee may establish).

Any dividends and distributions, or dividend and distribution equivalents, if any, will be subject to the restrictions applicable to the original Award and, if any such dividends and distributions are paid in cash, such dividends and distributions will be accumulated during the restricted period and performance period, if any (without interest), and (A) paid if and when, and only to the extent that, the applicable Award is earned and/or vested or (B) forfeited, if and when, and to the extent that, the applicable Award is forfeited prior to earning and/or vesting.

MINIMUM VESTING

Any Awards that settle in shares of common stock may vest no earlier than the first anniversary of the grant date of the Award; provided, that the Committee is permitted to grant Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five percent of the shares of common stock subject to the Share Limit or for substitute Awards acquired in an acquisition. For purposes of Awards to non-employee directors, such Awards will be deemed to vest no earlier than the first anniversary of the grant date of the Award if such Award vests on the earlier of (A) the date of the next annual meeting of shareholders (which date is at least 50 weeks after the immediately preceding year's annual meeting of shareholders) and (B) the first anniversary of the grant date. The minimum vesting requirement will not limit the Committee's discretion to provide for accelerated exercisability or vesting of an Award, or deem an Award to be earned, including in cases of death, disability, retirement, termination without cause or a change in control.

DELAYED VESTING

In the event that (i) the Participant is subject to the Company's insider trading policy or any similar policy, including any policy permitting specified Participants to sell shares of common stock only during certain "window periods", in effect from time to time (collectively, the "Trading Policy") or the Participant is otherwise prohibited from selling shares of common stock in the public market (including Nasdaq or other national securities exchange on which the shares of common stock is then listed), and any shares of common stock underlying the Awards are scheduled to be delivered on a settlement date (the "Original Settlement Date") that (A) does not occur during an open "window period" applicable to the Participant or on a day on which the Participant, which has a written plan in effect that meets the requirements of Rule 10b5-1 under the Exchange Act relating to such Awards, is permitted to sell shares of common stock underlying the vested Awards pursuant to such written plan, as determined by the Company in accordance with the Trading Policy, as applicable, or (B) does not occur on a date when the Participant is otherwise permitted to sell shares of common stock in the public market, and (ii) the Company does not satisfy the Participant's tax withholding obligations by withholding shares of common stock from the Participant's distribution, then such shares of common stock shall not be delivered on such Original Settlement Date and shall instead be delivered, as applicable, on (x) on or promptly after the first business day of the next occurring open "window period" applicable to the Participant pursuant to the Trading Policy, or (y) on or promptly after the next business day on which the Participant is not otherwise prohibited from selling shares of common stock in such public market, but in no event later than March 15th of year following the year in which the Awards vest.

AMENDMENT OR TERMINATION OF THE PLAN

The 2023 Equity Plan may be abandoned, terminated or amended at any time by the Board or the Committee. Unless sooner terminated, the 2023 Equity Plan will terminate 10 years after its approval by shareholders, and no Awards may be awarded under the 2023 Equity Plan thereafter. The termination of the 2023 Equity Plan will not affect the validity of any Award outstanding on the date of termination.

For purposes of conforming to any changes in applicable law or governmental regulations, or for any other lawful purpose, the Board or the Committee has the right, without approval of the Company's shareholders, to amend or revise the terms of the 2023 Equity Plan at any time; however, no such amendment or revision may (i) with respect to the 2023 Equity Plan, increase the Share Limit or with respect to which Awards may be made to individual Participants (other than anti-dilution adjustments), materially change the class of persons eligible to be Participants under the 2023 Equity Plan, materially increase the benefits accruing to Participants under the 2023 Equity Plan, or increase the non-employee director limit without approval or ratification of the shareholders of the Company; or (ii) with respect to an Award previously granted under the 2023 Equity Plan, materially adversely affect the rights of any affected Participant in the 2023 Equity Plan under any such Award without the consent of such Participant subject to certain exceptions.

TRANSFERABILITY/EXERCISABILITY

Notwithstanding any other provision of the 2023 Equity Plan to the contrary, no Award (other than unrestricted stock), and no right under any such Award, will be assignable, alienable, saleable, pledged, hypothecated, encumbered or transferable by a Participant otherwise than by will or by the laws of descent and distribution, unless and to the extent the Committee uses its discretion to allow a Participant to: (i) designate in writing a beneficiary to exercise the Award after the Participant's death; or (ii) transfer an Award for consideration without shareholder approval; provided no Stock Options or SARs may be transferred for value or to third-party financial institutions without shareholder approval. Each Award, and each right under any Award, will be exercisable during the lifetime of the Participant only by such individual or, if permissible under applicable law, by such individual's guardian or legal representative.

EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE

The Committee will have the discretion to determine and set forth in the Award agreement, at the time an Award is made to a Participant or any time thereafter, the effect on the Award of the termination of the Participant's employment or service with the Company and its subsidiaries; provided, that if the Participant has in effect an offer letter or an employment, retention, change of control, severance or similar agreement with the Company or any subsidiary that determines the effect of such termination event on the Participant's Awards, then such agreement will take precedence over the terms of the Award agreement if there is a conflict.

DEFERRAL

In its discretion and subject to such terms and conditions as it may impose, the Committee may permit a Participant to elect to defer receipt of shares of common stock issuable pursuant to any Award to a time later than the time the shares otherwise would be issued to the Participant; provided, that such deferral election complies with rules adopted by the Committee, which comply with, or are exempt from, the requirements of Section 409A of the Code. In such event, the Committee may, in its discretion, provide for the payment by the Company of an additional amount representing interest at a reasonable rate or the actual rate of return on one or more predetermined specific investments, as determined by the Committee.

FOREIGN PARTICIPATION

To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, the 2023 Equity Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using the 2023 Equity Plan in a foreign country will not affect the terms of the 2023 Equity Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of the 2023 Equity Plan.

FEDERAL INCOME TAX CONSEQUENCES

The rules governing the tax treatment of Stock Options, SARs, restricted stock, RSUs, PSUs and Performance Units and Other Stock-Based Awards, including treatment of stock acquired upon the exercise of a Stock Option or SAR, and the receipt or release from restriction of PSUs and Performance Units or other Awards, are quite technical. Therefore, the description of the tax consequences set forth below is necessarily general in nature and does not purport to be complete. Moreover, the statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

Incentive Stock Options granted pursuant to the 2023 Equity Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. If the Participant makes no disposition of the shares acquired pursuant to exercise of an Incentive Stock Option within one year after the transfer of shares to such Participant and within two years from the grant of the Stock Option, the Participant will realize no taxable income as a result of the grant or exercise of such Incentive Stock Option (except that the alternative minimum tax may apply), and any gain or loss that is subsequently realized upon disposition may be treated as long-term capital gain or loss, as the case may be. Under these circumstances, the Company will not be entitled to a deduction for federal income tax purposes with respect to either the issuance of such Incentive Stock Options or the transfer of shares upon their exercise.

If shares subject to Incentive Stock Options are disposed of prior to the expiration of the above time periods, the Participant will recognize ordinary income in the year in which the disqualifying disposition occurs, the amount of which generally will be the lesser of (i) the excess of the market value of the shares on the date of exercise over the exercise price, or (ii) the gain recognized on such disposition. In general, such amount will be deductible by the Company for federal income tax purposes in the same year, as long as the amount constitutes reasonable compensation, and the Company must comply with certain federal income tax reporting requirements with respect to such amount. In addition, the excess, if any, of the amount realized on a disqualifying disposition over the market value of the shares on the date of exercise will be treated as capital gain.

A Participant who acquires shares by exercise of a Nonqualified Stock Option generally realizes, as taxable ordinary income at the time of exercise, the difference between the fair market value of the shares and the exercise price. In general, such amount will be deductible by the Company in the same year, provided that the amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount. Subsequent appreciation or decline in the value of the shares on the sale or other disposition of the shares generally will be treated as capital gain or loss.

A Participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the amount of cash received and the fair market value of any shares received at the time of settlement of the SAR, plus the amount of any taxes withheld. Such amount will ordinarily be deductible by the Company in the same year as long as the amounts constitute reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

A Participant who is granted a restricted stock Award under the 2023 Equity Plan is not required to include the value of such shares in ordinary income until the first time such Participant's rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such Participant timely files an election under Section 83(b) of the Code to be taxed on the receipt of the shares. A Participant who is granted RSUs under the 2023 Equity Plan is not required to include the value of such RSUs in ordinary income until such time the value of the RSUs is paid to the Participant in cash or stock. In the case of either restricted stock or RSUs, the amount of such income will be equal to the fair market value of the shares or RSUs at the time the income is recognized. The Company ordinarily will be entitled to a deduction, in the amount of the ordinary income recognized by the Participant, at the same time the Participant recognizes such income, as long as the amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

A Participant who is granted a PSU or Performance Unit generally will not recognize any income upon the grant of the Award. The Participant generally will recognize as ordinary income the fair market value of the shares or cash transferred upon receipt of the shares or cash by the Participant after the completion of the performance period and the attainment of the performance goal, and the Company generally will be entitled to a deduction equal to the fair market value of the shares or cash transferred to the Participant at that time as long as the amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

A Participant who is permitted to make an outright purchase of unrestricted common stock will recognize ordinary income at the time of purchase if and to the extent the purchase price is less than the fair market value of a share of common stock on the date of purchase. A Participant who is permitted to make an outright purchase of restricted common stock, depending on the nature of the restrictions, will recognize ordinary income at the time the restrictions lapse if and to the extent the then value of the common stock exceeds the price paid by the Participant, unless the Participant makes an election under Section 83(b) of the Code to measure and recognize any income at the time of purchase. The Company will be entitled to a corresponding deduction equal to the amount of any ordinary income recognized by a Participant who makes an outright purchase of common stock, at the time the Participant recognizes the ordinary income, provided that such amount constitutes reasonable compensation, and the Company must satisfy certain federal income tax withholding and reporting requirements with respect to such amount.

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain covered employees in a taxable year to the extent such compensation exceeds $1,000,000. For this purpose, a covered employee means the Company's principal executive officer, the Company's principal financial officer and certain other current or former named executive officers. It is possible that compensation attributable to Awards under the 2023 Equity Plan to a covered employee, when combined with all other types of compensation received by the covered employee from the Company, may cause this limitation to be exceeded in any particular year.

The foregoing general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to Participants in the 2023 Equity Plan. Different tax rules may apply to specific Participants and transactions under the 2023 Equity Plan.

WITHHOLDING PAYMENTS

If, upon the grant, exercise, release of restrictions or settlement of or in respect of an Award, or upon any other event or transaction under or relating to the 2023 Equity Plan, the Company or a subsidiary must pay any amounts for income or employment tax withholding, in the Committee's discretion, either the Company will appropriately reduce the amount of common stock, cash or other property to be paid to the Participant or the Participant must pay such amount to the Company or subsidiary to enable the Company or a subsidiary to pay, or reimburse the Company or subsidiary for paying, such income or employment tax withholding. The Committee may, in its discretion, permit the Participant to satisfy such withholding obligations, in whole or in part, by (i) electing to require the Participant to make a cash payment to the Company in an amount equal to any such withholding tax obligation, (ii) electing to reduce the number of shares of common stock delivered or deliverable by the Company in respect of an Award, (iii) electing to tender shares of common stock back to the Company subsequent to receipt of such shares of common stock in respect of an Award, or (iv) in the case of a Regulation T Stock Option Exercise, irrevocably instructing the stock broker to promptly deliver (in addition to the exercise price) an amount equal to such withholding tax owing in respect of such Stock Option exercise from the proceeds of the stock broker's sale of or loan against some or all of the shares of common stock. The Company or any of its subsidiaries also has the right to withhold the amount of such taxes from any other sums or property due or to become due to the Participant upon such terms and conditions as the Committee will prescribe. The Company may also defer issuance of shares of common stock under the 2023 Equity Plan until payment by the Participant to the Company or any of its subsidiaries of the amount of any such tax. The amount withheld by the Company may not exceed the Participant's total maximum statutory tax withholding obligations associated with the transaction.

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 31, 2025 concerning our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (c)($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(d)
Equity compensation plans approved by security holders	1,598,685[a]	—	1,830,414
Equity compensation plans not approved by security holders	175,533[b]	—	—
Total	1,774,218	—	1,830,414

(a) Consists of the following: (A) 27,503 shares reserved for issuance upon vesting of RSUs issued under the 2013 Equity Plan; (B) 136,724 shares reserved for issuance upon vesting of PSUs under the 2013 Equity Plan; (C) 324,268 shares reserved for issuance upon vesting of RSUs issued under the 2023 Equity Plan; (D) 1,063,590 shares reserved for issuance upon vesting of PSUs under the 2023 Equity Plan; and (E) 46,660 shares reserved for issuance upon vesting of Restricted Stock to non-employee directors under the 2023 Equity Plan. The maximum number of shares issuable upon the vesting of such PSUs has been reserved by this amount, the actual number of shares issuable will be determined at the time of vesting and could be less.

(b) Represents make whole awards of RSUs granted to Messrs. Presley and Douyard not part of the 2023 Equity Plan. Each such grant was approved by the Compensation and Talent Committee pursuant to the inducement grant exception under Nasdaq Stock Market Rule 5635(c)(4) and disclosed in a press release. The RSUs vest in three equal portions on each of the first three anniversaries of the grant date, subject to the grantee's continued service on the applicable vesting date.

(c) Excludes RSUs and PSUs, which have no exercise price.

(d) Consists of shares of common stock that may be issued pursuant to awards under the 2023 Equity Plan. To the extent awards were, or in the future are, made in the form of full-value shares, the number of shares available for future issuance has been and will be reduced by 1.85 multiplied by the number of shares awarded. For purposes of this calculation, PSUs are assumed to be issuable at the maximum award.

As of December 31, 2025, there were 40,600 shares of unvested restricted stock outstanding.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; NEW PLAN BENEFITS

All non-employee directors, executive officers, and other employees who are deemed to be key employees under the 2023 Equity Plan are eligible for Awards under the 2023 Equity Plan. In addition, each current non-employee director is eligible to receive annual equity retainers of RSUs under the 2023 Equity Plan. Consequently, each current director and each current executive officer has a personal interest in the approval of the Amendment. However, the actual benefit and number of shares to be issued to the non-employee directors, executive officers, and other employees under the 2023 Equity Plan if the Amendment is approved cannot be determined at this time because Awards to be made under the 2023 Equity Plan have not been determined or granted and are not determinable using an objective formula. No additional benefits or amounts would have been awarded to directors, executive officers, non-executive officers and employees during the fiscal year ending December 31, 2025 if the Amendment had been in effect during such period.



The Board recommends that you vote **FOR** the approval of the proposed Amendment to the Gentherm Incorporated 2023 Equity Incentive Plan

About the Annual Meeting

WHO IS SOLICITING MY VOTE?

The Board is soliciting your proxy, as a holder of our common stock, for use at the annual meeting and any adjournment or postponement of such meeting. We will hold our annual meeting in a virtual-only format at www.virtualshareholdermeeting.com/THRM2026 on Thursday, May 14, 2026, at 8:30 a.m., Eastern Daylight Time. You will not be able to attend the annual meeting in person.

The live webcast of the annual meeting will begin promptly at 8:30 a.m. Eastern Daylight Time on Thursday, May 14, 2026. We recommend that you log in at least 15 minutes before the annual meeting to ensure ample time to complete the check-in procedures. All shareholders may attend and listen to the live webcast of the annual meeting. You may electronically vote your shares and submit questions at the annual meeting by using the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials ("Internet Notice") or proxy card (if you received a printed copy of the proxy materials). If you lose your 16-digit control number, you may join the annual meeting as a "Guest," but you will not be able to vote, ask questions or access the list of shareholders as of the record date. If your shares are held in street name and you did not receive a 16-digit control number, you may be able to gain access to and vote at the annual meeting by logging into your bank or brokerage firm's website and selecting the shareholder communications mailbox to access the meeting. Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the annual meeting log-in page.

You do not need to attend the annual meeting to vote. Even if you plan to attend the annual meeting, please submit your vote in advance as instructed in this proxy statement.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

At the annual meeting, you will be voting on:

PROPOSAL

01	To elect nine directors named in this proxy statement, each to serve for a one-year term until the 2027 annual meeting of shareholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.
02	To approve (on an advisory basis) the compensation of our named executive officers.
03	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2026.
04	To approve an Amendment to the Gentherm Incorporated 2023 Equity Incentive Plan to increase by 1,700,000 the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2023 Equity Plan.

The Board recommends a vote **FOR** each of the director nominees listed in this proxy statement, **FOR** the advisory approval of the compensation of the NEOs, **FOR** the ratification of the appointment of Ernst & Young and **FOR** the approval of the Amendment to the 2023 Equity Plan. We are not aware of any other matters that will be brought before the shareholders for a vote at the annual meeting. If any other matter is properly brought before the meeting and you are a shareholder of record of our common stock, your signed proxy card gives authority to your proxies to vote on such matter in their best judgment; proxy holders named in the proxy card will vote as the Board recommends or, if the Board gives no recommendation, in their own discretion.

WHO IS ENTITLED TO VOTE?

You may vote if you owned shares of our common stock at the close of business on March 17, 2026, the record date, provided such shares are held directly in your name as the shareholder of record or are held for you as the beneficial owner through a broker, bank or other nominee. As of March 17, 2026, we had 30,649,031 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND A BENEFICIAL OWNER?

SHAREHOLDERS OF RECORD. If your common shares are registered directly in your name with our transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you by us.

BENEFICIAL OWNERS. Many of our shareholders hold their common shares through a broker, bank or other nominee rather than directly in their own names. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner with respect to those shares, and these proxy materials (including a voting instruction card) are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, if you do not direct your broker, bank, or other nominee how to vote your shares, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank, or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered "broker non votes." Therefore, it is very important for you to vote your shares for each proposal.

MAY I VOTE MY SHARES DURING THE ANNUAL MEETING?

Even if you plan to attend the virtual annual meeting, we encourage you to vote your shares prior to the meeting.

SHAREHOLDERS OF RECORD. If you are a shareholder of record and log in to the virtual annual meeting, you may vote electronically during the annual meeting. Have available the information that is printed in the box marked by the arrow provided in your Internet Notice or, if you requested a printed copy of the proxy materials, proxy card or voting instruction card in hand when you access the website and follow the instructions to vote during the annual meeting.

BENEFICIAL OWNERS. If you hold your common shares through a bank, broker or other nominee and want to vote such shares electronically at the annual meeting, you must direct your broker, bank or other nominee on how to vote. However, since you are not the shareholder of record, if you do not direct your broker, bank, or other nominee how to vote your shares, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank, or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered "broker non votes." Therefore, it is very important for you to vote your shares for each proposal.

CAN I VOTE MY SHARES WITHOUT VIRTUALLY ATTENDING THE ANNUAL MEETING?

You may vote your shares via the internet, by telephone, or by completing, signing and returning a proxy card or voting instruction card. If you are a shareholder of record, and requested printed copies of the proxy materials and a postage-paid envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Please do not mail in the Internet Notice, as it is not intended to serve as a voting instrument.

CAN I CHANGE MY VOTE?

SHAREHOLDERS OF RECORD. You may change your vote at any time before the proxy is exercised by voting electronically at the virtual annual meeting, or by filing with our corporate secretary either a notice revoking the proxy or a properly signed proxy. In each case, such notice or proxy must bear a later date than your prior proxy. If sent by mail, it must be received by our corporate secretary no later than 5:00 p.m., Eastern Daylight Time, on May 13, 2026 . Your attendance at the virtual annual meeting will not revoke your prior proxy unless you electronically vote at the annual meeting or file the proper documentation to revoke it.

BENEFICIAL OWNERS. If you hold your shares through a bank, broker or other nominee, you should contact such person prior to the time such voting instructions are exercised.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE INTERNET NOTICE, PROXY CARD OR VOTING INSTRUCTION CARD?

If you receive more than one Internet Notice, proxy card or voting instruction card, it means that you have multiple accounts with banks, brokers, other nominees and/or our transfer agent. Please sign and deliver, or otherwise vote, each Internet Notice, proxy card and voting instruction card that you receive. We recommend that you contact your nominee and/or our transfer agent, as appropriate, to consolidate as many accounts as possible under the same name and address.

HOW CAN I ACCESS THE COMPANY'S PROXY MATERIALS?

As noted above, many shareholders will receive an Internet Notice with instructions on how to view the proxy materials through the Internet (*www.proxyvote.com*). The Internet Notice includes a control number that must be entered on the Internet in order to view the proxy materials. The Internet Notice also describes how to receive the proxy materials by paper delivery or e-mail. You can elect to receive future proxy materials by e-mail at no charge by voting using the Internet and, when prompted, indicating you agree to receive or access shareholder communications electronically in future years.

Additional copies of the 2025 annual report to shareholders (excluding certain exhibits or documents incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2025) are available to shareholders at no charge upon written request to: Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377 or at https://ir.gentherm.com/ under the "Financial Info – Annual Reports" tab.

WHAT IF I DO NOT VOTE FOR SOME OF THE ITEMS LISTED ON MY PROXY CARD OR VOTING INSTRUCTION CARD?

SHAREHOLDERS OF RECORD. If you indicate a choice with respect to any matter to be acted upon on your proxy card, the shares will be voted in accordance with your instructions. Proxy cards that are signed and returned, but do not contain voting instructions with respect to certain matters, will be voted in accordance with the recommendations of the Board on such matters or if the Board gives no recommendation, then in the discretion of the proxy holders.

BENEFICIAL OWNERS. If you indicate a choice with respect to any matter to be acted upon on your voting instruction card, the shares will be voted in accordance with your instructions. If you do not indicate a choice or return the voting instruction card, the bank, broker or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, a bank, broker or nominee has the discretion to vote on routine matters, including the ratification of the appointment of an independent registered public accounting firm. For all other matters at the annual meeting, brokers and certain banks and nominees will be unable to vote on your behalf if you do not instruct them how to vote your shares in the manner set forth on your voting instruction card. Therefore, it is very important for you to vote your shares for each proposal.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM OF BUSINESS?

PROPOSAL		REQUIRED APPROVAL	HOW DO VOTES IMPACT APPROVAL OF PROPOSAL			
			FOR	WITHHOLD / AGAINST	ABSTENTION	BROKER NON-VOTES
01	Election of Nine Directors	Plurality of votes cast*	For the proposal	Against the proposal	—	Not a vote cast
02	Advisory Vote on NEO Compensation	Majority of votes cast	For the proposal	Against the proposal	Not a vote cast	Not a vote cast

| 03 | Ratification of Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2026 | Majority of votes cast | For the proposal | Against the proposal | Not a vote cast | — |
| 04 | Approval of an Amendment to the 2023 Equity Plan to increase by 1,700,000 the maximum number of shares of common stock that may be issued pursuant to Awards granted under the 2023 Equity Plan | Majority of votes cast | For the proposal | Against the proposal | Against the proposal | Not a vote cast |

*Notwithstanding that directors will be elected by a plurality of votes cast at the annual meeting, Gentherm has a voting policy that has the effect of a majority voting policy that ensures the Board can address shareholder concerns. In the event any director nominee receives a greater number of votes "withheld" than votes "for" such person's election, our voting policy requires such director to promptly provide a resignation notice, conditioned on Board acceptance.

If any other matter is properly submitted to the shareholders at the annual meeting, its adoption generally will require the affirmative vote of holders of a majority of votes cast at the annual meeting. The Board does not propose to conduct any business at the annual meeting other than as stated above.

Although the advisory votes in Proposal Nos. 2 and 3 are not binding on the Company, the Board and/or respective Board Committee will consider your vote in determining future activities.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to conduct the annual meeting, a majority of the outstanding shares entitled to vote at the annual meeting as of March 17, 2026 must be present in person or by proxy at the meeting. This is known as a quorum. Abstentions, withheld votes and broker non-votes will be considered present for purposes of determining a quorum.

IS A REGISTERED LIST OF SHAREHOLDERS AVAILABLE?

The names of shareholders of record entitled to vote at the annual meeting will be available to such shareholders at the annual meeting for any purpose reasonably relevant to the meeting.

WHO WILL COUNT THE VOTES AND WHERE CAN I FIND THE VOTING RESULTS?

The Inspector of Elections appointed at the annual meeting will tabulate the voting results. We intend to announce the preliminary voting results at the annual meeting and, in accordance with rules of the SEC, we intend to publish the final results in a Current Report on Form 8-K within four business days of the annual meeting.

ADDITIONAL INFORMATION

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, statements in this proxy statement are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our goals, beliefs, plans and expectations about our prospects for the future and other future events, such as the statements regarding our expectations for future compensation programs and considerations, and the components of and our ability to execute our strategic plan.

The forward-looking statements included in this proxy statement are made as of the date hereof or as of the date specified herein and are based on management's reasonable expectations and beliefs. Such forward-looking statements are subject to a number of important assumptions, significant risks and uncertainties (some of which are beyond our control) and other factors, which are set forth in "Item 1A. Risk Factors" and elsewhere in our Annual Report on Form 10-K for 2025, and subsequent reports filed with or furnished to the U.S. Securities and Exchange Commission, and which could cause our actual results or performance to differ materially from that described in or indicated by the forward-looking statements. In addition, with reasonable frequency, we have entered into business combinations, acquisitions, divestitures, strategic investments and other significant transactions. Such forward-looking statements do not include the potential impact of any such transactions that may be completed after the date hereof, each of which may present material risks to our business and financial results.

Except as required by law, we expressly disclaim any obligation or undertaking to update any forward-looking statements to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, our executive officers and persons who beneficially own more than 10% of a registered class of our equity securities ("insiders") to file reports with the SEC regarding their pecuniary interest in our equity securities and any changes thereto. One transaction reported on a Form 4 filed on July 25, 2025 for Vishnu Sundaram involving the withholding of shares of our common stock upon the vesting of RSUs was filed after the required deadline of September 30, 2025; one holding reported on a Form 3 filed on September 7, 2023 was then subsequently amended via a Form 3/A that was filed on July 25, 2025 to report ownership of shares that had been omitted from the original Form 3 filing; and one transaction reported on a Form 4 filed on April 3, 2025 for Leo Wang was filed after the required deadline of March 24, 2025. Based on our review of the insiders' forms filed with the SEC during 2025 and representations made by the directors and executive officers, all other transactions were timely reported.

SOLICITATION BY BOARD; EXPENSES

We will bear the entire cost of preparing, assembling, and mailing the proxy materials. We may supplement our solicitation of proxies by mail with telephone, e-mail or personal solicitation by our officers or other regular employees. We will not pay any additional compensation to any of our employees for their supplemental solicitation services. We have requested banks, brokers and other nominees to forward the proxy materials to, and to obtain proxies from, the beneficial owners and we will reimburse such record holders for their reasonable out-of-pocket expenses in doing so upon request.

REQUIREMENTS FOR SUBMISSION OF SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2027 ANNUAL MEETING

Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2027 annual meeting of shareholders (pursuant to Rule 14a-8 of the Exchange Act), we must receive the proposal at our principal executive office (Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377) by the close of business on December 2, 2026. As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Any shareholder director nomination or proposal of other business intended to be presented for consideration at the 2027 annual meeting, but not intended to be considered for inclusion in our proxy statement and form of proxy relating to such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received by us at the address stated above not less than 90 days and not more than 120 days before the first anniversary of the date of the 2026 annual meeting. Therefore, such notice must be received between January 14, 2027 and the close of business on February 12, 2027 (since February 13 is not a business day) to be considered timely.

However, if our 2027 annual meeting occurs more than 30 days before or 60 days after May 14, 2027, we must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2027 annual meeting or the 10th day following the day on which public announcement is made of the date of the 2027 annual meeting, and (B) not earlier than the 120th day prior to the 2027 annual meeting.

The above-mentioned proposals must also comply with our Bylaws and the proxy solicitation rules of the SEC and Nasdaq, including but not limited to the information requirements set forth in our Bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act, to the extent applicable. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the foregoing and other applicable requirements.

HOUSEHOLDING FOR SHAREHOLDERS SHARING THE SAME ADDRESS

The Company has elected to send a single copy of the Internet Notice or, to the extent a paper copy is requested, a single copy of the annual report and proxy statement to any household at which two or more shareholders reside unless one of the shareholders at such address provides notice that he or she desires to receive individual copies. This "householding" practice reduces the Company's printing and postage costs. Shareholders may request to discontinue or re-start householding, or request a separate copy of the 2025 annual report to shareholders and this proxy statement, as follows:

– If you hold your common shares through a bank, broker or other nominee, you should contact such record holder directly.
– If you are a shareholder of record, you should contact Computershare, P.O. Box 30170, College Station, TX 77842-3170 or (800) 962-4284.

The Company undertakes to deliver promptly, upon written or oral request, a separate copy of the Internet Notice and, if applicable, copies of such additional proxy materials to a shareholder that previously elected to receive a single copy of materials with one or more other shareholders.

AVAILABILITY FOR 2025 ANNUAL REPORT TO SHAREHOLDERS

Copies of the 2025 annual report to shareholders (excluding certain exhibits or documents incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2025) are available to shareholders at no charge upon written request to: Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377 or at https://ir.gentherm.com/ under the "Financial Info – Annual Reports" tab. The content of our website or the websites of other third parties noted herein are not incorporated by reference in this proxy statement.

Your cooperation in giving this matter your immediate attention and in voting your proxies promptly is appreciated.

By Order of the Board of Directors

Wayne Kauffman

Senior Vice President, General Counsel and Secretary

Appendix A

FIRST AMENDMENT TO GENTHERM INCORPORATED 2023 EQUITY INCENTIVE PLAN

The Gentherm Incorporated 2023 Equity Incentive Plan (the "Plan") is amended by this First Amendment (this "First Amendment") in the following respects, effective from and after the date this First Amendment is approved by the shareholders of Gentherm Incorporated, in accordance with Section 21 of the Plan. Following such effective date, any reference to the "Plan" shall mean the Plan, as further amended by this First Amendment. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan.

1. Section 5(a) of the Plan is hereby deleted and replaced in its entirety with the following:

> "Shares of Common Stock issued or to be issued under this Plan shall be authorized but unissued Common Stock. Subject to the other provisions of this Paragraph 5, the maximum number of shares of Common Stock which may be issued pursuant to Awards granted under this Plan or with respect to which Awards may be granted under this Plan shall not exceed in the aggregate (i) 5,430,000 shares of Common Stock plus (ii) the number of shares of Common Stock that, as of the Effective Date were subject to awards granted under the Prior Plan and that, on or after the Effective Date, expire or are forfeited, surrendered, terminated (other than by exercise), cancelled, lapsed or reacquired by the Corporation prior to vesting, without the delivery of any shares of Common Stock in accordance with the terms of such Prior Plan, and comply with the share recycling provisions of the Prior Plan and Paragraph 5(c) of this Plan (in each case, subject to adjustments as provided in this Paragraph 5) (the "Share Limit")."

2. This First Amendment shall be and is hereby incorporated into and forms a part of the Plan. Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

Appendix B

GENTHERM INCORPORATED 2023 EQUITY INCENTIVE PLAN, AS AMENDED

1.   Definitions. Capitalized terms used in this Plan have the meanings given below. Additional defined terms are set forth in other paragraphs of this Plan.

(a)   "409A Award" means any Award that is treated as a deferral of compensation subject to the requirements of Section 409A of the Code.

(b)   "Award" means any grant of a Stock Option, a Stock Appreciation Right, Restricted Stock, a Restricted Stock Unit, Performance Stock, a Performance Stock Unit, Other Stock-Based Award or any other type of award permitted under this Plan.

(c)   "Award Agreement" means a written or electronic agreement between the Corporation and the Participant that shall contain the terms and conditions of an Award.

(d)   "Benefit Arrangement" shall have the meaning set forth in Paragraph 22(c).

(e)   "Board" means the Board of Directors of the Corporation.

(f)   "Cause" means the Participant's: (i) engaging in any act that constitutes serious misconduct, theft, fraud, material misrepresentation, serious dereliction of fiduciary obligations or duty of loyalty to the Corporation or a Subsidiary; (ii) conviction of a felony, or a plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude or which in the reasonable opinion of the Board brings the Participant, the Board, the Corporation or any affiliate into disrepute; (iii) neglect of or negligent performance of the Participant's employment duties; (iv) willful, unauthorized disclosure of material confidential information belonging to the Corporation or a Subsidiary, or entrusted to the Corporation or a Subsidiary by a client, customer, or other third party; (v) repeatedly being under the influence of drugs or alcohol (other than prescription medicine or other medically related drugs to the extent that they are taken in accordance with their directions) during the performance of the Participant's employment duties or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of the Participant's employment duties; (vi) repeated failure to comply with the lawful directions of the Participant's superior that are not inconsistent with the terms of the Participant's employment; (vii) any material failure to comply with the Corporation's or a Subsidiary's written policies or rules; or (viii) actual engagement in conduct that violates applicable state or federal laws governing the workplace that could reasonably be expected to bring the Corporation or any affiliate into disrepute. In order for the Corporation or a Subsidiary to terminate the Participant's employment for Cause under any of clauses (iii), (v), (vi) or (vii) in the preceding sentence, the Corporation or a Subsidiary must provide the Participant with written notice of its intention to terminate employment for Cause and describing the acts or omissions upon which such termination for Cause is based, and the Participant will be provided a 30-day period from the date of such notice within which to cure or correct such acts or omissions if they are reasonably susceptible of cure or correction. Notwithstanding the foregoing, if a Participant and the Corporation or any Subsidiary have entered into an employment, offer letter, retention, change in control, severance or other similar agreement that specifically defines "Cause," then with respect to such Participant, "Cause" shall have the meaning defined in such agreement.

(g) "Change in Control" means any of the following: (i) the consummation of a merger, consolidation or reorganization involving the Corporation, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the Persons who beneficially owned the Corporation's outstanding voting securities immediately prior to such transaction; (ii) the consummation of a transfer, sale or other disposition, in one or a series of related transactions, of all or substantially all of the Corporation's assets to any Person (other than any Person that is directly controlled by or under common control with the Corporation); (iii) the consummation of an acquisition, directly or indirectly, by any Person (other than the Corporation or any Person that is directly controlled by or under common control with the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Corporation's outstanding securities; (iv) individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board; or (v) the consummation of a complete liquidation or dissolution of the Corporation. In no event, however, shall a Change in Control be deemed to occur in connection with (A) a merger or reorganization of the Corporation, the sole purpose of which is to reincorporate the Corporation in a different state, or (B) any public offering of stock, the primary purpose of which is to raise additional capital. Notwithstanding the foregoing definition or any other provision of this Plan, in the case of a 409A Award, where a Change in Control is a payment trigger and not merely a vesting trigger, or where otherwise necessary to ensure that the Participant does not incur liability for additional tax under Section 409A of the Code, a transaction or event (or series of related transactions or events) shall constitute a Change in Control only if, in addition to satisfying the foregoing definition, such transaction or event (or series of related transactions or events) also satisfies the definition of a "change in control event" under Treasury Regulation Section 1.409A-3(i)(5).

(h) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the rules and regulations promulgated under such provision.

(i) "Committee" means, subject to Paragraph 3(a), the Compensation and Talent Committee of the Board (or any successor committee thereof with the same or similar authority) or such other committee of the Board designated by the Board to administer this Plan and composed of two or more Directors, each of whom may be a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.

(j) "Common Stock" means shares of common stock, without par value, of the Corporation.

(k) "Corporation" means Gentherm Incorporated, a Michigan corporation, or any successor thereof.

(l) "Director" means a member of the Board.

(m) "Disability" means the Participant's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected either to result in death or to last for an uninterrupted period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, as applicable, and shall be determined by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances.

(n) "Discretion" means in the sole discretion of the Committee, with no requirement whatsoever that the Committee follow past practices, act in a manner consistent with past practices, or treat a Participant in a manner consistent with the treatment afforded other Participants with respect to this Plan, which may be set forth in an Award Agreement or otherwise.

(o) "Effective Date" shall have the meaning set forth in Paragraph 20.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the rules and regulations promulgated under such provision.

(q) "Fair Market Value" with respect to a share of Common Stock as of any date means (i) the closing sales price for a share of Common Stock on such day (or, if such day is not a trading day or no sales of Common Stock occur on such date, on the preceding trading day on which there was a sale of Common Stock on such market) on Nasdaq, (ii) if the Common Stock is not listed on such an exchange but is traded in an over-the-counter market, the last sales price (or, if there is no last sales price reported, the average of the last bid and asked prices) for Common Stock on the particular date, or the last preceding date on which there was a sale of Common Stock on such market, or (iii) if the Common Stock is not listed on an exchange or market referenced in clauses (i) or (ii), then the price determined in good faith by the Committee on the basis of such considerations as the Committee deems appropriate from time to time. The Committee also shall establish the Fair Market Value of any other property. Notwithstanding the foregoing, in the case of an Award intended to be exempt from Section 409A of the Code, the Fair Market Value of such Award shall be determined in accordance with Section 409A of the Code.

(r) "Incentive Option" means an option to purchase Common Stock that meets the requirements set forth in this Plan and also meets the definition of an incentive stock option set forth in Section 422 of the Code.

(s) "Incumbent Board" means Directors who, as of the date hereof, constitute the Board, and any additional Directors who become a Director subsequent to the date hereof whose election, or nomination for election, by the Corporation's shareholders was approved by the vote of at least a majority of the Independent Directors (as defined by applicable listing standards of Nasdaq or, if the Corporation ceases to be listed on Nasdaq and is instead listed on another stock exchange, then as defined by the applicable rules of such other stock exchange).

(t) "Nasdaq" means the Nasdaq Stock Market, or such other principal stock market or exchange that is the principal United States stock market or exchange on which the Common Stock is then quoted or regularly trades.

(u) "Non-Employee Director" means a Director who is not also an officer or an employee of the Corporation or any Subsidiary.

(v) "Non-Employee Director Limit" shall have the meaning set forth in Paragraph 12.

(w) "Nonqualified Option" means an option to purchase Common Stock that meets the requirements set forth in this Plan but does not meet the definition of an incentive stock option set forth in Section 422 of the Code.

(x) "Original Settlement Date" shall have the meaning set forth in Paragraph 15(g).

(y) "Other Agreement" shall have the meaning set forth in Paragraph 22(c).

(z) "Other Stock-Based Award" means any right granted under Paragraph 11, including but not limited to Unrestricted Stock.

(aa) "Parachute Payment" shall have the meaning set forth in Paragraph 22(c).

(bb) "<u>Participant</u>" means any individual designated by the Committee under Paragraph 6 for participation in this Plan who is (i) an employee (including an officer or Director who is also an employee) of the Corporation or any Subsidiary, (ii) a Non-Employee Director, or (iii) a consultant or advisor of the Corporation or any Subsidiary.

(cc) "<u>Performance Stock</u>" means an Award that is a bookkeeping entry representing a right granted to a Participant pursuant to an Award made under Paragraph 10 to receive shares of Common Stock (or Restricted Stock) to be issued and delivered upon the attainment of one or more performance goals during a performance period established by the Committee, as provided in Paragraph 10.

(dd) "<u>Performance Stock Unit</u>" means an Award that is the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more shares of Common Stock, to be paid upon the attainment of one or more performance goals during a performance period established by the Committee, as provided in Paragraph 10.

(ee) "<u>Person</u>" means any individual, entity or group.

(ff) "<u>Plan</u>" means this Gentherm Incorporated 2023 Equity Incentive Plan, as it may be amended or restated from time to time.

(gg) "<u>Prior Plan</u>" shall have the meaning set forth in Paragraph 2.

(hh) "<u>Regulation T Stock Option Exercise</u>" shall have the meaning set forth in Paragraph 8(c).

(ii) "<u>Restricted Period</u>" means the length of time established relative to an Award during which the Participant cannot sell, assign, transfer, pledge or otherwise encumber the Common Stock or units (including any bookkeeping entry of a right) subject to such Award and at the end of which the Participant obtains an unrestricted right to such Common Stock or units (including any bookkeeping entry of a right).

(jj) "<u>Restricted Stock</u>" means an Award that is a grant of Common Stock subject to forfeiture or a Restricted Period, or both, and such other terms and conditions determined by the Committee, as provided in Paragraph 9.

(kk) "<u>Restricted Stock Unit</u>" means an Award that is a bookkeeping entry representing a right granted to a Participant to receive shares of Common Stock to be issued and delivered at the end of a specified period subject to forfeiture, a Restricted Period, or both, and such other terms and conditions determined by the Committee, as provided in Paragraph 9.

(ll) "<u>Securities Act</u>" means the Securities Act of 1933, as amended. Any reference to a specific provision of the Securities Act includes any successor provision and the rules and regulations promulgated under such provision.

(mm) "<u>Share Limit</u>" shall have the meaning set forth in Paragraph 5(a).

(nn) "<u>Stock Appreciation Right</u>" means an Award that is a right to receive the appreciation in the Fair Market Value, or a portion of the appreciation in the Fair Market Value, of a specified number of shares of Common Stock, as provided in Paragraph 8.

(oo) "Stock Option" means the right to purchase Common Stock at a stated price for a specified period of time, including an Incentive Option and Nonqualified Option.

(pp) "Subsidiary" means any corporation, limited liability company, partnership or any other entity in which the Corporation owns, directly or indirectly, stock or other ownership interest therein, possessing more than 50% of the combined voting power of all classes of stock or other ownership interest.

(qq) "Substitute Award" means any shares of Common Stock that are issued by the Corporation or any Subsidiary in substitution for outstanding awards, and any awards that are assumed by or otherwise become obligations of the Corporation or a Subsidiary, in connection with any merger, consolidation, acquisition of property or shares, reorganization or similar transaction.

(rr) "Trading Policy" shall have the meaning set forth in Paragraph 15(g).

(ss) "Unrestricted Stock" means Common Stock issued under this Plan that is not subject to either a risk of forfeiture or Restricted Period.

2.   Purpose of Plan. The purpose of this Plan is to attract and retain Participants, incentivize Participants to contribute to the long-term performance and growth of the Corporation and its Subsidiaries, develop a culture of ownership, and align further the interests of Participants and shareholders. Following the Effective Date, no new awards will be granted under the Gentherm Incorporated 2013 Equity Incentive Plan, as amended (the "Prior Plan"). For the avoidance of doubt, the Prior Plan and awards previously granted thereunder under any applicable award agreement that are still outstanding will continue to be outstanding on and after the Effective Date, subject to the terms and conditions set forth therein.

3.   Administration.

(a) *Administration of this Plan by the Committee and Other Persons*. This Plan shall be administered by the Committee; provided that (i) the Board may exercise all of the Committee's powers, authority and obligations under this Plan (and any Award Agreement) at any time, in whole or in part, in the Board's discretion and (ii) the Board or the Committee may delegate all or a portion of its powers, authority and obligations under this Plan (and any Award Agreement), including the authority to grant Awards without further approval of the Board or Committee, to one or more officers of the Corporation, or such persons' delegate(s) who are officers of the Corporation, to the extent permitted under Michigan corporate law and excluding any grants of Awards to Participants who are subject to Section 16 of the Exchange Act. All references in this Plan to the "Committee" also shall be deemed to refer to the foregoing Persons in this Paragraph 3(a) as applicable.

(b) *Authority of the Committee.* Subject to the provisions of this Plan, the Committee shall determine, from those who are or become eligible to be Participants under this Plan in accordance with Paragraph 6, the individuals or class of individuals to be granted Awards, the type of Awards and the amount or maximum amount of Common Stock or rights covered by Awards to be granted to each such individual or class of individuals, and the terms and conditions of any Awards, including but not limited to, the rights of Participants with respect to an Award upon any termination of employment or service or Change in Control, under what circumstances to accelerate the vesting of any Award, and to what extent and under what circumstances an Award may be settled, cancelled, forfeited, exchanged or surrendered. In addition to the authority specifically granted to the Committee in this Plan and subject to Paragraph 21, the Committee is authorized to: interpret this Plan; promulgate, amend and rescind rules and regulations relating to this Plan; correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent it deems necessary to carry out the intent of this Plan or an

Award Agreement; and make all other determinations necessary or advisable for administration of this Plan. Interpretation and construction of any provision of this Plan by the Committee shall be final and conclusive.

4.   Indemnification of Committee Members. Members of the Committee and any employee of the Corporation or a Subsidiary to whom authority or administrative responsibilities has been delegated shall not be liable for any action or determination made in good faith with respect to this Plan. In addition to such other rights of indemnification as they may have, each member of the Board and the Committee, and any other officer or member of any other committee to whom a delegation under Paragraph 3(a) has been made, shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with this Plan or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Board) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, up to the maximum extent permitted by applicable law and the Corporation's governing documents; provided, however, that within 60 days after receipt of notice of institution of any such action, suit or proceeding, an indemnified person under this Paragraph 4 shall offer the Corporation in writing the opportunity, at its own cost, to handle and defend the same upon confirmation of the Corporation's obligations under this Paragraph 4.

5.   Maximum Number of Shares Subject to Plan; Share Usage.

(a) *Share Limit.* Shares of Common Stock issued or to be issued under this Plan shall be authorized but unissued Common Stock. Subject to the other provisions of this Paragraph 5, the maximum number of shares of Common Stock which may be issued pursuant to Awards granted under this Plan or with respect to which Awards may be granted under this Plan shall not exceed in the aggregate (i) 5,430,000 shares of Common Stock plus (ii) the number of shares of Common Stock that, as of the Effective Date were subject to awards granted under the Prior Plan and that, on or after the Effective Date, expire or are forfeited, surrendered, terminated (other than by exercise), cancelled, lapsed or reacquired by the Corporation prior to vesting, without the delivery of any shares of Common Stock in accordance with the terms of such Prior Plan, and comply with the share recycling provisions of the Prior Plan and Paragraph 5(c) of this Plan (in each case, subject to adjustments as provided in this Paragraph 5) (the "Share Limit").

(b) *Fungible Share Ratio and Share Counting.* Awards of Stock Options and Stock Appreciation Rights shall count against the Share Limit as **1.00 share** of Common Stock for each share of Common Stock covered by such Awards. The full number of shares of Common Stock subject to a Stock Option or Stock Appreciation Right shall count against the Share Limit, even if the exercise price of the such Stock Option or Stock Appreciation Right is satisfied in whole or in part through net-settlement or by delivering shares of Common Stock to the Corporation (by either actual delivery or attestation). All other Awards payable in shares of Common Stock shall count against the Share Limit as **1.85 shares** of Common Stock for each share of Common Stock covered by such Awards. Awards that are valued by reference to shares of Common Stock but are required to be paid in cash pursuant to their terms shall not be counted against the Share Limit.

(c) *Share Recycling.* If any shares of Common Stock covered by an Award are not purchased and are forfeited, cancelled, reacquired by the Corporation prior to vesting or expired (whether voluntarily or involuntarily), or if an Award otherwise expires or terminates without delivery of Common Stock subject thereto, then the number of shares of Common Stock related to such Award to the extent so forfeited, cancelled, reacquired by the Corporation, expired or terminated shall not be counted against the Share Limit and shall again be available for making Awards (in accordance with Paragraph 5(b)) under this Plan after such event. Notwithstanding the foregoing, there shall not be added back to the Share Limit: (i) shares of Common Stock tendered by Participants to, or withheld by, the Corporation as full or partial payment to the Corporation of the exercise price of Stock Options; (ii) shares of Common Stock reserved for issuance upon the grant of Stock Appreciation Rights, to the extent that the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon the exercise of the Stock Appreciation Rights; (iii) shares of Common Stock withheld by, or otherwise remitted to, the Corporation to satisfy a Participant's tax withholding obligations upon the exercise of, or upon the lapse of restrictions on or settlement of, an Award; and (iv) shares of Common Stock repurchased on the open market with the proceeds of a Stock Option exercise.

(d) *Substitute Awards.* Any Substitute Award shall not be counted against the Share Limit; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify as Incentive Options shall be counted against the limit with respect to Incentive Options. Subject to applicable stock exchange requirements, available shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Corporation or with which the Corporation combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under this Plan and shall not count toward the Share Limit.

(e) *Stock Dividends, Stock Splits, Recapitalizations, and Similar Events*. The number of shares of Common Stock with respect to each outstanding Award, the exercise price per share with respect to outstanding Stock Options, the strike price with respect to outstanding Stock Appreciation Rights, and the Share Limit to an individual Participant during the term of this Plan shall be subject to such adjustment as the Committee, in its Discretion, deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations, split-up, spin-off, combinations, exchanges of shares or reorganizations of or by the Corporation (and the adjusted Awards shall be subject to the same restrictions and conditions applicable to the original Award); provided, however, that no fractional shares shall be issued pursuant to this Plan, no Awards may be granted under this Plan with respect to fractional shares, and any fractional shares resulting from such adjustments shall be eliminated from any outstanding Award.

6.   Participants. The Committee shall determine and designate from time to time, in its Discretion, those individuals who are employees (including Directors who are also employees), Non-Employee Directors, consultants or advisors of the Corporation or any Subsidiary to receive Awards. Subject to the provisions of this Plan, the Committee may authorize in advance the grant of Awards to individuals or classes of individuals who are not at the time of Committee authorization, but who subsequently become, eligible to participate in this Plan; provided, however, that (i) for all purposes of this Plan, the date of grant of any Award made to an individual pursuant to such authorization shall be no earlier than the date on which such individual becomes eligible to participate in this Plan, and (ii) such authorization shall prescribe the principal terms or range of terms of the Awards that may be made to such individuals or classes of individuals including, without limitation, the type or types of Awards and the number or maximum number of shares of Common Stock to be covered by such Awards. No individual shall have any right to be granted an Award solely due to an Award being granted to such individual at any prior time, or because a similarly situated individual is or was granted an Award under similar circumstances.

Notwithstanding any other provision of this Plan, the Committee may authorize Substitute Awards under this Plan upon such terms and conditions as it may deem appropriate, subject to the listing requirements Nasdaq and applicable law.

7.   Award Agreement. Each Award granted under this Plan shall be evidenced by an Award Agreement, as may be approved by the Committee. An Award Agreement shall constitute a binding contract between the Corporation and the Participant, and every Participant, upon acceptance of such agreement, shall be bound by the terms and restrictions of this Plan and of such agreement. The terms of each Award Agreement shall be in accordance with this Plan, but such agreements may include such additional provisions and restrictions as determined by the Committee, including that any Participant agree in writing to comply with any confidentiality, non-solicitation, non-competition and non-disparagement provisions and covenants as a condition to receiving such Award, provided that such additional provisions and restrictions do not violate the terms of this Plan.

8.   Stock Options and Stock Appreciation Rights.

(a) *Stock Options*. Subject to the terms of this Plan, the Committee, in its Discretion, may grant to Participants either Incentive Options, Nonqualified Options or any combination thereof; provided, however, that an Incentive Option only may be granted to an employee of the Corporation or a Subsidiary, and in the case of a Subsidiary only if (i) the Subsidiary is treated as a disregarded entity owned by the Corporation, or (ii) the Subsidiary is a corporation (or is treated as a disregarded entity owned by a corporation) 50% or more of the combined voting power of all classes of stock of which is owned, directly or indirectly, by the Corporation. Each Award Agreement for a Stock Option granted under this Plan shall designate whether such Stock Option is intended to be an Incentive Option or Nonqualified Option, the number of shares of Common Stock covered thereby, the exercise price per share for which the shares of Common Stock covered by such Stock Option may be purchased, the date of grant (which may not be prior to the date of the Committee's approval of the Award), the expiration date, and such other terms as determined by the Committee in its Discretion. No Incentive Option may be granted under this Plan to any one Participant which would result in the aggregate Fair Market Value of underlying Common Stock (determined as of the date the option is granted) with respect to which Incentive Options first become exercisable by such Participant in any calendar year (under this Plan and any other plan or agreement of the Corporation or any Subsidiary) exceeding $100,000 (or such other amount as may be specified in Section 422 of the Code). To the extent that the aggregate Fair Market Value of shares of Common Stock (determined at the date such Stock Option was granted) with respect to which Stock Options designated as Incentive Options first become exercisable by a Participant in any calendar year (under this Plan and any other plan or agreement of the Corporation or any Subsidiary) exceeds $100,000 (or such other amount as may be specified in Section 422 of the Code), such excess Stock Options shall be treated as Nonqualified Options.

(b) *Stock Option Exercise Price*. The Committee, in its Discretion, shall establish the exercise price per share for which the shares of Common Stock covered by the Stock Option may be purchased. The exercise price per share of a Stock Option (except a Substitute Award) shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date on which such Stock Option is granted; provided, however, that with respect to an Incentive Option granted to a Participant who as of the grant date owns (after applying the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting stock of the Corporation or of any parent or Subsidiary, the exercise price per share shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date such Stock Option is granted. The exercise price per share shall be subject to adjustment in accordance with the provisions of Paragraph 5.

(c) *Payment of Stock Option Exercise Price.* At the time of the exercise in whole or in part of any Stock Option granted hereunder, payment of the exercise price shall be made in cash by the Participant for the shares so purchased; provided that in the Discretion of, and subject to such conditions as may be established by, the Committee, payment of the exercise price in whole or in part also may be made: (i) by the Participant delivering shares of Common Stock having a Fair Market Value on the date of exercise equal to the exercise price of the shares so purchased; (ii) by the Corporation retaining from the shares of Common Stock to be delivered upon exercise of the Stock Option that number of shares having a Fair Market Value on the date of exercise equal to the exercise price of the shares so purchased; (iii) by irrevocable instructions to a stock broker to promptly deliver to the Corporation payment of the exercise price for the shares so purchased from the proceeds of the stock broker's sale of or loan against some or all of the shares (a "Regulation T Stock Option Exercise"); or (iv) in such other manner as the Committee determines is appropriate.

(d) *Stock Appreciation Rights.* Subject to the terms of this Plan, the Committee may grant Stock Appreciation Rights to Participants either in conjunction with, or independently of, any Stock Options granted under this Plan. A Stock Appreciation Right granted in conjunction with a Stock Option may be an alternative right wherein the exercise of the Stock Option terminates the Stock Appreciation Right to the extent of the number of shares of Common Stock purchased upon exercise of the Stock Option and, correspondingly, the exercise of the Stock Appreciation Right terminates the Stock Option to the extent of the number of shares with respect to which the Stock Appreciation Right is exercised. Alternatively, a Stock Appreciation Right granted in conjunction with a Stock Option may be an additional right wherein both the Stock Appreciation Right and the Stock Option may be exercised. A Stock Appreciation Right may not be granted in conjunction with an Incentive Option under circumstances in which the exercise of the Stock Appreciation Right affects the right to exercise the Incentive Option or vice versa, unless the Stock Appreciation Right, by its terms, meets all of the following requirements:

(i) the Stock Appreciation Right will expire no later than the Incentive Option;

(ii) the Stock Appreciation Right may be for no more than the difference between the exercise price of the Incentive Option and the Fair Market Value of the shares of Common Stock subject to the Incentive Option at the time the Stock Appreciation Right is exercised;

(iii) the Stock Appreciation Right is transferable only when the Incentive Option is transferable, and under the same conditions;

(iv) the Stock Appreciation Right may be exercised only when the Incentive Option is eligible to be exercised; and

(v) the Stock Appreciation Right may be exercised only when the Fair Market Value of the shares of Common Stock subject to the Incentive Option exceeds the exercise price of the Incentive Option.

Each Award Agreement for a Stock Appreciation Right granted under this Plan shall designate the number of shares of Common Stock covered thereby, the strike price per share (which shall not be less than the Fair Market Value of a share of Common Stock as determined on the date of grant, except a Substitute Award), the date of grant (which may not be prior to the date of the Committee's approval of the Award), the expiration date, and such other terms as determined by the Committee in its Discretion. The strike price shall be subject to adjustment in accordance with the provisions of Paragraph 5.

Upon exercise of a Stock Appreciation Right, a Participant shall be entitled to receive, without payment to the Corporation (except for applicable withholding taxes), an amount equal to the excess of or, in the Discretion of the Committee, a portion of the excess of (A) the then aggregate Fair Market Value of the number of shares of Common Stock with respect to which the Participant exercises the Stock Appreciation Right, over (B) the aggregate strike price of the applicable Stock Appreciation Rights so exercised. This amount shall be payable by the Corporation, in the Discretion of the Committee, in cash, in shares of Common Stock, in other property or any combination thereof.

(e) *Granting and Exercise of Stock Options and Stock Appreciation Rights.* Subject to the provisions of this Paragraph 8, each Stock Option and Stock Appreciation Right granted hereunder shall become vested and/or exercisable at any such time or times or in any such installments during the term of such Award as may be determined by the Committee in its Discretion and set forth in the Award Agreement. In addition, the Committee may, in its Discretion, condition the vesting of a Stock Option or Stock Appreciation Right on the attainment of one or more performance goals over a performance period prescribed by the Committee. A Participant may exercise a Stock Option or Stock Appreciation Right, if then exercisable, in whole or in part, by delivery to the Corporation of written notice of the exercise, in such form as the Committee may prescribe, accompanied, in the case of a Stock Option, by payment for the shares of Common Stock in the manner prescribed in Paragraph 8(c). No Participant shall have any of the rights of a shareholder of the Corporation in respect of the shares of Common Stock covered by a Stock Option or Stock Appreciation Right until the actual issuance of shares of Common Stock to said Participant, if any.

(f) *Term of Stock Options and Stock Appreciation Rights.* If not sooner terminated, each Stock Option and Stock Appreciation Right granted hereunder shall expire not more than ten years from the date of the grant thereof; provided, however, that with respect to an Incentive Option granted to a Participant who as of the grant date owns (after applying the attribution rules of Section 424(d) of the Code) more than 10% of the total combined voting stock of all classes of stock of the Corporation or any parent or Subsidiary, such option shall expire not more than five years after the date of grant thereof.

9.   Restricted Stock or Restricted Stock Units. Subject to the terms of this Plan, the Committee, in its Discretion, may grant to Participants shares of Restricted Stock and/or Restricted Stock Units with respect to a specified number of shares of Common Stock. An Award Agreement for shares of Restricted Stock and all Restricted Stock Units granted to Participants under this Plan shall include the following terms and conditions (and to such other terms and conditions prescribed by the Committee):

(a) *Restricted Period.* At the time of such Award, there shall be established a Restricted Period, which period may differ among Participants and may have different expiration dates with respect to portions of shares or units covered by the same Award. In addition, the Committee may, in its Discretion, condition the vesting of Restricted Stock and/or Restricted Stock Units on the attainment of one or more performance goals over a performance period prescribed by the Committee.

(b) *Rights as a Shareholder.* A Participant may be provided all of the rights of a shareholder in respect of shares of Restricted Stock including the right to vote the shares, subject to Paragraph 15(g). A Participant shall have no ownership interest in shares of Common Stock with respect to which Restricted Stock Units are granted.

(c) *Settlement.*

(i) *Restricted Stock.* Shares of Restricted Stock granted under this Plan may be evidenced in such manner as the Committee may deem appropriate, including, without limitation, book-entry registration or issuance of stock certificates. If stock certificates are issued in respect of shares of Restricted Stock, such certificates shall be registered in the name of the Participant, deposited with the Corporation or its designee, together with a stock power endorsed in blank, and, in the Discretion of the Committee, a legend shall be placed upon such certificates reflecting that the shares represented thereby are subject to restrictions against transfer and forfeiture. After the expiration of the Restricted Period applicable to the Restricted Stock (if applicable, after attainment of the applicable performance goals and approval by the Committee of such performance), the Corporation shall deliver to the Participant the stock certificates for such shares; provided that the Committee may determine instead that such shares shall be evidenced by book-entry registration. If stock certificates or book-entry registrations were previously issued for the shares and a legend had been placed on such certificate or book-entry registration, the Corporation shall cause such certificates or book-entry registrations to be reissued without the legend.

(ii) *Restricted Stock Units.* After the expiration of the Restricted Period applicable to the Restricted Stock Units (if applicable, after attainment of the applicable performance goals and approval by the Committee of such performance), the Corporation shall pay to the Participant an amount equal to the then Fair Market Value of the shares to which the Restricted Stock Units relate.

10

In the Discretion of the Committee, such amount may be paid in cash, Common Stock, other property or any combination thereof. If paid in Common Stock, the Corporation shall deliver to the Participant the stock certificates for such shares; provided that the Committee may determine instead that such shares shall be evidenced by book-entry registration.

10. **Performance Stock and Performance Stock Units.** Subject to the terms of this Plan, the Committee may grant to a Participant the right to earn Performance Stock and Performance Stock Units with respect to a specified number of shares of Common Stock. The terms in this Paragraph 10 shall apply to other Awards as appropriate to the extent they are subject to the attainment of one or more performance goals. An Award Agreement for the Performance Stock and Performance Stock Units granted to Participants under this Plan shall include the following terms and conditions (and to such other terms and conditions prescribed by the Committee):

(a) *Performance Goals; Performance Period.* The Participant's right to earn Performance Stock and Performance Stock Units shall be subject to the attainment of one or more performance goals over a performance period prescribed by the Committee. In connection with any such Award, the performance goal, specific targets and other details of the performance goal applicable to such Award shall be established by the Committee in its Discretion. Performance goals with respect to a performance period may differ from Participant to Participant and from Award to Award. The Committee shall have the authority to make equitable adjustments to the performance goals as may be determined by the Committee, in its sole Discretion.

(b) *Rights as a Shareholder*. A Participant shall have no ownership interest in shares of Common Stock with respect to which Performance Stock or Performance Stock Units are granted.

(c) *Settlement of Performance Stock and Performance Stock Units.* Shares or cash shall be issued to a Participant (in whole or in part, as applicable) pursuant to an Award of Performance Stock or Performance Stock Units, respectively, only after (i) expiration of the performance period and attainment of the applicable performance goals, and (ii) approval by the Committee that the performance goals and any other material terms of the Award have been attained or satisfied. If the performance goals applicable to an Award of Performance Stock or Performance Stock Units has not been attained by the end of the performance period, either in whole or in part, the shares or units subject to the Award shall be forfeited and transferred back to the Corporation by the Participant, in whole or in part, as applicable (as required by the Award Agreement), without payment of any consideration by the Corporation. After attainment of the applicable performance goals and approval by the Committee pursuant to this Paragraph 10(c), the Corporation shall pay to the Participant an amount equal to the then Fair Market Value of the shares or cash to which the Award of Performance Stock or Performance Stock Units, respectively, relate. In the Discretion of the Committee, such amount owing may be paid in cash, Common Stock, other property or any combination thereof. If paid in Common Stock, the Corporation shall deliver to the Participant stock certificates for such shares; provided that the Committee may determine instead that such shares shall be evidenced by book-entry registration.

11. **Other Stock-Based Awards.** The Committee may grant to Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock as are deemed by the Committee, in its Discretion, to be consistent with the purposes of this Plan; provided, however, that such grants must comply with applicable law. Without limitation, the Committee may permit a Participant to make a current, outright purchase of shares of Common Stock, which shares may or may not be subject to any restrictions or conditions, for a price equal to, less than or greater than the then Fair Market Value of the shares, with the price payable by the Participant in such form and manner and at such time as determined by the Committee in its Discretion.

12.   Non-Employee Director Limit. Notwithstanding any provision to the contrary in this Plan or in any other agreement, plan, policy or program regarding the compensation of Non-Employee Directors, the sum of any cash compensation received by any individual for service as an Non-Employee Director and the grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of all Awards granted to such individual Non-Employee Director for service in such capacity shall not exceed $600,000 in any calendar year (the "Non-Employee Director Limit").

13.   Investment Purpose. If the Committee, in its Discretion, determines that as a matter of law such procedure is or may be desirable, it may require a Participant, upon any acquisition of Common Stock hereunder and as a condition to the Corporation's obligation to deliver certificates representing such shares, to execute and deliver to the Corporation a written statement in form satisfactory to the Committee, representing and warranting that the Participant's acquisition of shares of Common Stock shall be for such Person's own account, for investment and not with a view to the resale or distribution thereof and that any subsequent offer for sale or sale of any such shares shall be made either pursuant to (a) a registration statement on an appropriate form under the Securities Act, which registration statement has become effective and is current with respect to the shares being offered and sold, or (b) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption the Participant shall, prior to any offer for sale or sale of such shares, obtain a favorable written opinion from counsel for or approved by the Corporation as to the availability of such exemption. The Corporation may endorse an appropriate legend referring to the foregoing restriction upon the certificate or certificates representing any shares issued or transferred to the Participant under this Plan.

14.   No Rights to Continued Employment or Service. Nothing contained in this Plan or in any Award granted pursuant to this Plan, nor any action taken by the Committee hereunder, shall confer upon any Participant any right with respect to continuation of employment or service as an employee, consultant, advisor or Director of the Corporation or a Subsidiary nor interfere in any way with the right of the Corporation or a Subsidiary to terminate such Person's employment or service at any time with or without Cause. Unless determined otherwise by the Committee, for purposes of this Plan and all Awards, (a) a Participant who transfers employment between the Corporation and its Subsidiaries, or between Subsidiaries, will not be considered to have ended employment; and (b) a Participant employed by a Subsidiary will be considered to have ended employment when such entity ceases to be a Subsidiary.

15.   General Provisions Applicable to Awards.

     (a) *Minimum Vesting.* Notwithstanding any other provision of this Plan to the contrary and subject to the immediately following proviso, any Awards that settle in shares of Common Stock (excluding, for this purpose, any (i) Substitute Awards and (ii) shares delivered in lieu of fully vested cash-denominated obligations) granted under this Plan shall vest no earlier than the first anniversary of the date the Award is granted; provided, however, that the Committee may grant Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five percent of the shares of Common Stock subject to the Share Limit, as adjusted pursuant to Paragraph 5(e). For purposes of Awards to Non-Employee Directors, such Award will be deemed to vest no earlier than the first anniversary of the date of grant of the Award if such Award vests on the earlier of (A) the date of the next annual meeting of shareholders (which date is at least 50 weeks after the immediately preceding year's annual meeting of shareholders) and (B) the first anniversary of the date of grant. For the avoidance of doubt, this Paragraph 15(a) shall not be construed to limit the Committee's Discretion to provide for accelerated exercisability or vesting of an Award, or deem an Award to be earned, including in cases of death, Disability, retirement, termination without Cause or a Change in Control.

     (b) *Transferability; Exercisability.* Notwithstanding any other provision of this Plan to the contrary, no Award (other than Unrestricted Stock), and no right under any such Award, shall be assignable, alienable, saleable, pledged, hypothecated, encumbered or transferable by a Participant otherwise than by will or by the laws of descent and distribution, unless and to the extent the Committee uses its Discretion to allow a Participant to: (i) designate in writing a beneficiary to exercise the Award after the Participant's death; or (ii) transfer an Award, provided that, unless approved by shareholders, in no event shall any Award be transferable for consideration or any Stock Option or Stock Appreciation Right (either granted independently or in tandem) be transferable to third-party financial institutions. Each Award, and each right under any Award, shall be exercisable during the lifetime of the Participant only by such individual or, if permissible under applicable law, by such individual's guardian or legal representative.

(c) *Effect of Termination of Employment or Service.* The Committee shall have the Discretion to determine and set forth in the Award Agreement, at the time an Award is made to a Participant or any time thereafter, the effect on the Award of the termination of the Participant's employment or service with the Corporation and its Subsidiaries; provided, that if the Participant has in effect an employment, offer letter, retention, change in control, severance or similar agreement with the Corporation or any Subsidiary that determines the effect of such termination event on the Participant's Awards, then such agreement shall take precedence over the terms of any Award Agreement.

(d) *Deferral.* In its Discretion and subject to such terms and conditions as it may impose, the Committee may permit a Participant to elect to defer receipt of shares issuable pursuant to any Award to a time later than the time the cash or shares otherwise would be issued to the Participant; provided, that such deferral election complies with rules adopted by the Committee, which comply with, or are exempt from, the requirements of Section 409A of the Code. In such event, the Committee may, in its Discretion, provide for the payment by the Corporation of an additional amount representing interest at a reasonable rate or the actual rate of return on one or more predetermined specific investments, as determined by the Committee.

(e) *Clawback or Recoupment Policies*. Any Awards granted under this Plan and any amounts or benefits arising from such Awards, including but not limited to shares of Common Stock issued or cash paid pursuant to such Awards (including any dividends or distributions) or proceeds realized by the Participant (on a pre-tax basis) due to the sale or other transfer of shares of Common Stock issued pursuant to such Awards shall be subject to (i) any recoupment, clawback, equity holding, stock ownership or similar policies adopted by the Corporation from time to time and (ii) recoupment, clawback, equity holding, stock ownership or similar requirements law, regulation or listing standards applicable to the Corporation from time to time.

(f) *Offset*. Subject to compliance with applicable law, the Corporation shall have the right to offset, from any amount payable or shares deliverable hereunder, any amount that the Participant owes to the Corporation or any Subsidiary without the consent of the Participant or any individual with a right to the Participant's Award.

(g) *Dividends, Distributions and Equivalents.*

(i) *Stock Options and Stock Appreciation Rights.* Prior to such issuance of shares of Common Stock in respect of Stock Options and Stock Appreciation Rights, no adjustment shall be made for dividends, distributions or other rights in respect of such shares, except as provided in Paragraph 5(e). For the avoidance of doubt, subject to Paragraph 5(e), the Committee shall not grant payments of shares or cash in connection with Stock Options and Stock Appreciation Rights that are equivalent to dividends declared and paid (i.e. dividend equivalents) on the shares of Common Stock underlying the Stock Options and Stock Appreciation Rights.

(ii) Restricted Stock and Other Stock-Based Awards. A Participant may be provided all of the rights of a shareholder in respect of shares of Restricted Stock and Other Stock-Based Awards, including the right to receive dividends and distributions, if any.

(iii) Restricted Stock Units, Performance Stock and Performance Stock Units. The Committee, in its Discretion, may provide that Restricted Stock Units, Performance Stock and Performance Stock Units shall earn dividend and distribution equivalents equal to the amount of dividends and distributions, if any, that are paid on that number of shares with respect to which such Awards are granted (subject to such terms, conditions, limitations and restrictions as the Committee may establish).

(iv) Restrictions on and Payments of Dividends, Distributions and Equivalents. Any dividends and distributions, or dividend and distribution equivalents, if any, shall be subject to the restrictions applicable to the original Award and, if any such dividends and distributions are paid in cash, such dividends and distributions shall be accumulated during the Restricted Period and performance period, if any (without interest), and (A) paid if and when, and only to the extent that, the applicable Award is earned and/or vested or (B) forfeited, if and when, and to the extent that, the applicable Award is forfeited prior to earning and/or vesting. Any dividend and distribution equivalent rights shall be paid in a manner that either complies with, or is exempt from, Section 409A of the Code.

(h) *Delayed Settlement.* Notwithstanding anything to the contrary herein, in the event that (i) the Participant is subject to the Corporation's insider trading policy or any similar policy, including any policy permitting specified Participants to sell Common Stock only during certain "window periods", in effect from time to time (collectively, the "***Trading Policy***") or the Participant is otherwise prohibited from selling Common Stock in the public market (including Nasdaq or other national securities exchange on which the Common Stock is then listed), and any Common Stock underlying the Awards are scheduled to be delivered on a settlement date (the "***Original Settlement Date***") that (A) does not occur during an open "window period" applicable to the Participant or on a day on which the Participant, which has a written plan in effect that meets the requirements of Rule 10b5-1 under the Exchange Act relating to such Awards, is permitted to sell Common Stock underlying the vested Awards pursuant to such written plan, as determined by the Corporation in accordance with the Trading Policy, as applicable, or (B) does not occur on a date when the Participant is otherwise permitted to sell Common Stock in the public market, and (ii) the Corporation does not satisfy the Participant's tax withholding obligations by withholding Common Stock from the Participant's distribution, then such Common Stock shall not be delivered on such Original Settlement Date and shall instead be delivered, as applicable, on (x) on or promptly after the first business day of the next occurring open "window period" applicable to the Participant pursuant to the Trading Policy, or (y) on or promptly after the next business day on which the Participant is not otherwise prohibited from selling Common Stock in such public market, but in no event later than March 15th of year following the year in which the Awards vest.

16.   Change in Control. Notwithstanding any other provision of this Plan or any provision of an Award Agreement, in the event the Committee determines that there has been or will be a Change in Control of the Corporation, the Committee may, without the consent of the Participant, provide for any treatment of outstanding Awards that it determines, in its Discretion, to be appropriate; provided, that if the Participant has in effect an employment, offer letter, retention, change in control, severance or similar agreement with the Corporation or any Subsidiary that determines the effect of Change in Control on the Participant's Awards, then such agreement shall take precedence over the terms of the Award Agreement. Such treatment may (but not automatically) include, without limitation, acceleration of vesting of Stock Options and Stock Appreciation Rights, release of restrictions applicable to Restricted Stock or Restricted Stock Units, or deeming Performance Stock, Performance Stock Units or other performance-based Awards to have been earned.

17. **Prohibition on Repricing.** Except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the Committee may not, without shareholder approval, (a) amend the terms of outstanding Stock Options or Stock Appreciation Rights to reduce the exercise price or strike price, respectively, (b) cancel any outstanding Stock Options or Stock Appreciation Rights in exchange for other Stock Options or Stock Appreciation Rights with an exercise price or strike price that is less than the exercise price or strike price of the original Stock Options or Stock Appreciation Rights, respectively, (c) cancel any outstanding Stock Options or Stock Appreciation Rights with an exercise price or strike price above the current Fair Market Value of a share of Common Stock in exchange for cash or another Award, or (d) take any other action that would be treated as a repricing under the rules of Nasdaq.

18. **Tax Matters.**

(a) Withholding Payments. If, upon the grant, exercise, release of restrictions or settlement of or in respect of an Award, or upon any other event or transaction under or relating to this Plan, there shall be payable by the Corporation or a Subsidiary any amount for income or employment tax withholding, in the Committee's Discretion, either the Corporation shall appropriately reduce the amount of Common Stock, cash or other property to be paid to the Participant or the Participant shall pay such amount to the Corporation or Subsidiary to enable it to pay or to reimburse it for paying such income or employment tax withholding. The Committee may, in its Discretion, permit Participants to satisfy such withholding obligations, in whole or in part, by (i) electing to require the Participant to make a cash payment to the Corporation in an amount equal to any such withholding tax obligation at the time or at any time after such withholding tax obligation is due and payable, (ii) electing to have the amount of Common Stock delivered or deliverable by the Corporation in respect of an Award appropriately reduced, (iii) electing to tender Common Stock back to the Corporation subsequent to receipt of such Common Stock in respect of an Award or (iv) in the case of a Regulation T Stock Option Exercise, irrevocably instructing a stock broker to promptly deliver to the Corporation an amount (in addition to the Stock Option exercise price) equal to any withholding tax owing in respect of such Stock Option exercise from the proceeds of the stock broker's sale of or loan against some or all of the shares. The Corporation or any of its Subsidiaries also shall have the right to (A) withhold the amount of such taxes from any other sums or property due or to become due from the Corporation or any of its Subsidiaries to the Participant upon such terms and conditions as the Committee shall prescribe or (B) defer issuance of Common Stock under this Plan until payment by the Participant to the Corporation or any of its Subsidiaries of the amount of any such tax. The amount withheld by the Corporation may not exceed the Participant's total maximum statutory tax withholding obligations associated with the transaction.

(b) Section 409A of the Code. It is intended that Awards granted under this Plan either be exempt from, or comply with, the requirements of Section 409A of the Code and the guidance and regulations issued thereunder and, accordingly, to the maximum extent permitted, this Plan and the Award Agreements shall be interpreted consistent with such intent. In the event that any Award is subject to but fails to comply with Section 409A of the Code, the Corporation may revise the terms of the Award to correct such noncompliance to the extent permitted under any guidance, procedure or other method promulgated by the Internal Revenue Service now or in the future or otherwise available that provides for such correction as a means to avoid or mitigate any taxes, interest or penalties that would otherwise be incurred by the Participant on account of such noncompliance; provided, however, that in no event whatsoever shall the Corporation be liable for any additional tax, interest or penalty imposed upon or other detriment suffered by a Participant under Code Section 409A or damages for failing to comply with Section 409A of the Code. Notwithstanding anything to the contrary contained herein or in any Award Agreement, the payment or settlement of any 409A Award that would otherwise be payable or distributable upon the occurrence of a

Change in Control, the Participant's Disability or termination of employment or service, shall not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such event also constitutes a change in control within the meaning of Treas. Reg. §1.409A-3(i)(5), a disability within the meaning of Treas. Reg. §1.409A-3(i)(4), or a "separation from service" within the meaning of Treas. Reg. §1.409A-1(h), respectively, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any Award. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the next earliest payment or distribution date or event specified in the Award Agreement that is permissible under Section 409A of the Code. Notwithstanding anything else to the contrary in this Plan, to the extent that a Participant is a "specified employee" (as determined in accordance with the requirements of Section 409A of the Code), no payment on account of a Participant's separation from service (determined in accordance with Treas. Reg. §1.409A-1(h)) in settlement of a 409A Award may be made before the date which is six months after such Participant's date of separation from service, or, if earlier, the date of the Participant's death.

(c) *No Guarantee of Tax Treatment*. Notwithstanding any provisions of this Plan, the Corporation does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Section 409A of the Code shall be so exempt, (ii) any Award intended to comply with Section 409A of the Code or Section 422 of the Code shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Corporation or any Subsidiary indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

(d) *Participant Responsibilities*. If a Participant shall dispose of shares of Common Stock acquired through exercise of an Incentive Option within either (i) two years after the date the Stock Option is granted or (ii) one year after the date the Stock Option is exercised (i.e., in a disqualifying disposition), such Participant shall notify the Corporation within seven days of the date of such disqualifying disposition. In addition, if a Participant elects, under Section 83(b) of the Code, to be taxed at the time an Award of Restricted Stock (or other property subject to such Code section) is made, rather than at the time the Award vests, such Participant shall notify the Corporation within seven days of the date the Participant makes such an election.

19.   Foreign Participation. To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Paragraph 21.

In addition, if an Award is held by a Participant who is employed or residing in a foreign country and the amount payable or shares of Common Stock issuable under such Award would be taxable to the Participant under Section 457A of the Code in the year such Award is no longer subject to a substantial risk of forfeiture, then the amount payable or shares of Common Stock issuable under such Award shall be paid or issued to the Participant as soon as practicable after such substantial risk of forfeiture lapses (or, for Awards that are not considered nonqualified deferred compensation subject to Section 409A of the Code, no later than the end of the short-term deferral period permitted by Section 457A of the Code) notwithstanding anything in this Plan or the Award Agreement to contrary.

20.   Effectiveness of Plan. This Plan shall be effective May 18, 2023 (the "Effective Date"), provided that the Corporation's shareholders approve this Plan at the annual meeting of shareholders on such date. Awards may not be granted under this Plan prior to shareholder approval of this Plan.

21.   Termination, Duration and Amendments of Plan. This Plan may be abandoned or terminated at any time by the Board or Committee. Unless sooner terminated by the Board or Committee, this Plan shall terminate on the date 10 years after its approval by the Corporation's shareholders, and no Awards may be granted thereafter. The termination of this Plan shall not affect the validity of any Award outstanding on the date of termination.

For the purpose of conforming to any changes in applicable law or governmental regulations, or for any other lawful purpose, the Board or Committee shall have the right, without approval of the shareholders of the Corporation, to amend or revise the terms of this Plan at any time; provided however, that no such amendment or revision shall (i) with respect to this Plan, increase the Share Limit or with respect to which Awards may be made to individual Participants (subject in each case, however, to the provisions of Paragraph 5), materially change the class of Persons eligible to be Participants under this Plan, materially increase the benefits accruing to Participants under this Plan, or increase the Non-Employee Director Limit contained in Paragraph 12 without approval or ratification of the shareholders of the Corporation; or (ii) with respect to an Award previously granted under this Plan, materially adversely affect the rights of any affected Participant under any such Award without the consent of such Participant, except (A) as otherwise specifically provided in this Plan or an Award Agreement, (B) to the extent any such amendment or revision is made to cause this Plan to comply with applicable law, Nasdaq rules and regulations or accounting or tax rules and regulations or (C) to the extent any such amendment or revision imposes any clawback or recoupment provisions with respect to any Awards (including any amounts or benefits arising from such Awards) adopted by the Corporation from time to time.

22.   General.

(a) *Compliance with Law.* The granting of Awards and the issuance of shares of Common Stock hereunder shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies as may be required. No shares of Common Stock shall be issued or transferred pursuant to this Plan unless and until all legal requirements applicable to such issuance or transfer have, in the opinion of counsel to the Corporation, been complied with. In connection with any such issuance or transfer, the Person acquiring the shares shall, if requested by the Corporation, give assurances satisfactory to counsel to the Corporation in respect to such matters as the Corporation may deem desirable to assure compliance with all applicable legal requirements.

(b) *Awards Outside of this Plan.* Neither the adoption of this Plan nor the submission of this Plan to the Corporation's shareholders for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

(c) *Other Benefit Plans or Arrangements.* Payments and other benefits received by a Participant under an Award made pursuant to this Plan shall not be deemed a part of Participant's compensation for purposes of determining the Participant's benefits under any other benefit plans or arrangements provided by the Corporation or any affiliate, except where the Committee expressly provides otherwise in writing. Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Corporation or any affiliate, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this paragraph (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a "Benefit Arrangement"), if the Participant is a "disqualified individual," as defined in Section 280G(c) of the Code, any Awards hereunder held by that Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Corporation under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the Participant shall have the right, in the Participant's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Participant under this Plan be deemed to be a Parachute Payment, provided that any such payment or benefit that is excluded from the coverage of Section 409A of the Code shall be reduced or eliminated prior to the reduction or elimination of any benefit that is related to a 409A Award.

(d) *Creditor Claims.* The interests of any Participant under this Plan or any Award shall not be subject to the claims of creditors and may not, in any way, be assigned, alienated, or encumbered.

(e) *Governing Law.* This Plan, and all Awards made pursuant hereto, shall be governed, construed, and administered in accordance with and governed by the laws of the State of Michigan (regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of laws of such jurisdiction or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Michigan).

(f) *Rule 16b-3 Under the Exchange Act.* It is the intent of the Corporation that Awards and transactions permitted by Awards be interpreted in a manner that, in the case of Participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the Awards, for the exemption from liability provided in Rule 16b-3 promulgated under the Exchange Act. The Corporation shall have no liability to any Participant or other person for Section 16 consequences of Awards or events in connection with Awards if an Award or related event does not so qualify.

(g) *Successor Rules.* References in this Plan to any law, rule or regulation shall include a reference to any corresponding rule (or number redesignation) of any amendments or restatements to such law, rule or regulation adopted after the Effective Date.

(h) *Headings.* Headings are given to the paragraphs and subparagraphs of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

(i) *Authority of Corporation.* Nothing contained in this Plan shall be construed to limit the authority of the Corporation to exercise its corporate rights and powers.

(j)   *Severability.* If any provision of this Plan or any Award Agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would disqualify this Plan, any Award Agreement or any Award under any law the Committee deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan, Award Agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such Award Agreement and such Award will remain in full force and effect.

(k)   *Entire Agreement.* This document is a complete statement of this Plan.

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64357298

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BR37253A-0326-NPS